Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

GTT COMMUNICATIONS, INC.

GLOBAL TELECOM & TECHNOLOGY AMERICAS, INC.,

DUO MERGER SUB, INC.,

ONE SOURCE NETWORKS INC.,

ERNEST CUNNINGHAM,

as the Shareholder Representative,

AND

THE KEY SHAREHOLDERS

Dated as of September 15, 2015

Annex A — Definitions

Exhibits:

A — Certificates of Merger
B — Letter of Transmittal
C — Form of Joinder Agreement
D — Escrow Agreement

Schedules:

1	— Capitalized Leases
1.5	— Allocation of Merger Consideration
1.11	— Example of Working Capital Calculation
1.14	— Shareholders Party to Employment Agreements and Subscription Agreements
4.5	— Permitted Transfers
6.1(c)	— Required Consents
6.1(f)	— Required Terminations

Company Disclosure Schedule
Purchaser Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated September 15, 2015, is entered into by and among GTT Communications, Inc., a Delaware corporation (“Parent”), Global Telecom & Technology Americas, Inc., a Virginia corporation (“Purchaser”), Duo Merger Sub, Inc., a Delaware corporation (“Merger Sub”), One Source Networks Inc., a Texas corporation (the “Company”), Ernest Cunningham, as the representative of Equityholders (the “Shareholder Representative”), and, solely for the purposes of Sections 4.5, 5.3, 5.4, 8.9 and Article X, the Key Shareholders.  Parent, Purchaser, Merger Sub, the Company and the Shareholder Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.  Capitalized terms used and not otherwise defined herein have the meanings set forth in Annex A.

RECITALS:

A.            The outstanding equity securities of the Company as of the date hereof consist of: (1) 20,090,501 shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (such shares, collectively, the “Shares”), (2) warrants to purchase up to 4,739,049 shares of Common Stock (such warrants, collectively, the “Warrants”) and (3) 930,000 shares subject to Phantom Stock Agreements (the “Phantom Stock Agreements”) (such shares, collectively, the “Participation Shares”).

B.            Purchaser desires to acquire the Company through the merger (the “Merger”) of Merger Sub with and into the Company pursuant to the Texas Business Organizations Code (the “TBOC”) and the Delaware General Corporation Law (the “DGCL”), with the Company being the surviving corporation in the Merger.

C.            The Board of Directors of each of Parent, Purchaser, Merger Sub and the Company have each determined that it is advisable for, and in the best interest of, their respective shareholders for Purchaser to acquire the Company through the Merger, after which the Company shall be a wholly owned subsidiary of Purchaser.

AGREEMENT:

Now, therefore, in consideration of the premises and the representations and warranties and mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE I
MERGER

Section 1.1            Merger.  Subject to the terms and conditions of this Agreement, and in accordance with the TBOC and the DGCL, at and as of the Effective Time, Merger Sub shall merge with and into the Company and the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation after the Merger (the “Surviving Corporation”).  At and as of the Effective Time, the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

Section 1.2            Closing.  The closing of the Merger (the “Closing”) shall take place: (a) at the offices of Goodwin Procter LLP, located at 901 New York Avenue NW, Washington, DC 20001, (b) at 10:00 a.m. (New York time) on the later of October 22, 2015 or the fourth (4th) Business Day after the date on which the last to be satisfied or waived of the conditions set forth in Article VI (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the waiver or satisfaction of those conditions) has been satisfied or waived in accordance with this Agreement; or (c) at such other place, time and date as Purchaser and the Company shall mutually agree in writing.  The “Closing Date” shall be the date upon which the Closing occurs.

Section 1.3            Effective Time.  The Merger shall become effective by the filing with the Secretary of State of the State of Texas in accordance with the TBOC and the Secretary of State of the State of Delaware in accordance with the DGCL of certificates of merger in the forms attached hereto as Exhibit A (the “Certificates of Merger”) on the Closing Date.  The time at which the Merger becomes effective, which shall be the time that the Secretary of State of Delaware accepts the Certificate of Merger for filing, is referred to as the “Effective Time”.

Section 1.4            Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the TBOC and the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time:

(a)           General Effect.  All the property, rights, privileges, powers, franchises and assets of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

(b)           Certificate of Formation.  The certificate of formation of the Company, as in effect immediately prior to the Effective Time, shall be amended so that Section 3 thereof reads in its entirety as follows:  “The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 1,000, par value $0.01 per share, designated Common Stock.  Each share of such Common Stock shall have identical rights and privileges in every respect.”  As so amended, such certificate of formation shall be the certificate of formation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c)           Bylaws.  The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(d)           Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(e)           Officers.  The officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.5            Treatment of Equity Interests.  As of the Effective Time, by virtue of the Merger and without any action on the part of any Party hereto, the following shall occur:

(a)           Stock of Merger Sub.  Each share of the Merger Sub’s capital stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           Treatment of Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares) shall convert into the right to receive, from Purchaser, the Closing Per Share Merger Consideration, without interest, and, from or at the direction of Shareholder Representative in accordance with Schedule 1.5, any amounts that may become payable in respect of such share of Company Common Stock in the future from the Escrow Amount, the Shareholder Representative Deposit Amount or in respect of any post-closing merger consideration adjustment pursuant to Section 1.11 (the “Post-Closing Adjustment”), at the respective times and subject to the contingencies specified herein.  All such shares of Company Common Stock shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist at the Effective Time, and each certificate previously evidencing any such shares shall thereafter represent only the right to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement.  The holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall from and after the Effective Time cease to have any rights with respect to such shares of Company Common Stock, except payment of the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement.

(c)           Treatment of Participation Shares.  In accordance with the terms of each Phantom Stock Agreement, the Phantom Stock Agreements and each unvested Participation Share shall be terminated immediately prior to the Closing (but conditioned upon consummation of the Closing), and each vested Participation Share shall entitle the holder thereof to receive from the Company only the amount set forth on Schedule 1.5 with respect to such Participation Share (subject to withholding pursuant to Section 1.12).

(d)           Treatment of Warrants. Each Warrant outstanding immediately prior to the Effective Time shall be assigned to Purchaser in exchange for the right to receive, without interest, for each share of Common Stock receivable upon exercise in full thereof (assuming satisfaction of all conditions to exercise thereunder), (i) (A) the Closing Per Share Merger Consideration less (B) the per share exercise price of such Warrant (the “Closing Warrant Consideration”), and (ii) from or at the direction of Shareholder Representative in accordance with Schedule 1.5, such Warrant holder’s share of the Escrow Amount, the Shareholder Representative Deposit Amount or the Post-Closing Adjustment, in each case if any, which share (represented as a percentage) and Allocation Percentage is set forth on Schedule 1.5.  Each Warrant, when so terminated, shall no longer be outstanding and shall automatically be cancelled and retired and each holder of such Warrant shall cease to have any rights with respect thereto, except the right to receive the foregoing payments for each share of Company Common Stock that would have been receivable upon exercise in full thereof.

(e)           Allocation of Merger Consideration.  Each Equityholder’s Allocation Percentage and share (represented as a percentage) of (i) the Merger Consideration payable by Purchaser and (ii) any amounts released by or at the direction of Shareholder Representative from the Escrow Amount, the Shareholder Representative Deposit Fund or with respect to any Post-Closing Adjustment is set forth on Schedule 1.5, which may be updated by the Company at any time prior to delivery of the Estimated Closing Statement (but not to increase or decrease the aggregate percentages shown thereon (i.e., the aggregate percentages must remain at 100%)).  Except as expressly provided in this Agreement or in the Escrow Agreement, no interest shall be paid or accrued for the benefit of the Equityholders on the Merger Consideration.

Section 1.6            Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, including Section 1.5(b), Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised dissenter’s rights of such Company Common Stock in accordance with Section 10.356 of the TBOC (such Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters’ rights under the TBOC with respect to such Company Common Stock) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by Subchapter H of Chapter 10 of the TBOC; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Subchapter H of Chapter 10 of the TBOC or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Subchapter H of Chapter 10 of the TBOC, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 1.5(b), without interest thereon.  The Company shall provide Purchaser prompt notice of exercise of dissenter’s rights delivered to the Company prior to the Effective Time pursuant to the TBOC, and, in any event shall provide such notice prior to the Effective Time.  The Company agrees that prior to the Effective Time it will not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to any Dissenting Shares, or settle or offer to settle with any holder of Dissenting Shares.

Section 1.7            Surrender and Payment.

(a)           At the Effective Time, all Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and, subject to Section 1.6, each holder of a certificate formerly representing any Company Common Stock (each, a “Certificate”) shall cease to have any rights as a shareholder of the Company.

(b)           As promptly as practicable following the date hereof and in any event not later than five (5) Business Days thereafter, the Company shall mail to each holder of Company Common Stock or Warrants a letter of transmittal in substantially the form attached as Exhibit B (a “Letter of Transmittal”) and instructions for use in effecting the surrender of Certificates in exchange for the Closing Per Share Merger Consideration with respect to each Share represented by such Certificates, subject to Section 1.12, and the assignment of the Warrants in exchange for the Closing Warrant Consideration.  On or before the later of (i) the Closing Date or (ii) subject to Section 1.13, two (2) Business Days after receipt of a Certificate or a Warrant, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, Purchaser shall pay to such Equityholder the Closing Per Share Merger Consideration or Closing Warrant Consideration for each share represented by such Certificate or for such Warrant, as applicable; provided, however, that (I) the aggregate amount to be paid to each Compensatory Holder and (II) the amount of any Transaction Payroll Taxes owed by the Company as a result of such payments to such Compensatory Holder shall instead by paid to the Company for payments through payroll.  No interest shall be paid or shall accrue on consideration payable upon surrender of any Certificate or Warrant.  Until so surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Company Common Stock (other than Dissenting Shares) and each Warrant shall not be transferable on the books of the Surviving Corporation after the Effective Time, and shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the portion of the Merger Consideration provided in Section 1.5(b).  After the Effective Time, the stock and warrant transfer books of the Company shall be closed and there shall be no transfers on the stock or warrant transfer books of the Surviving Corporation of Shares or Warrants which were outstanding immediately prior to the Effective Time.  If after the Effective Time any Certificate or Warrant is delivered to Purchaser or the Surviving Corporation it shall be cancelled and exchanged as provided in this Section 1.7.

(c)           If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or Warrant is registered, it shall be a condition to such payment that (i) such Certificate or Warrant shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to Purchaser any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Warrant or establish to the reasonable satisfaction of Purchaser that such Tax has been paid or is not payable.

(d)           Each holder of a Certificate or Warrant who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.7 shall look only to Purchaser (subject to abandoned property, escheat and similar applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable or issuable pursuant to this Agreement in respect of such Certificate or Warrant.  Notwithstanding anything to the contrary contained herein, if any Certificate or Warrant has not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration payable or issuable pursuant to this Agreement in respect of such Certificate or Warrant would otherwise escheat to, or become the property of, any Governmental Authority, any amounts payable in respect of such Certificate or Warrant shall, to the extent permitted by Law, become the property of Purchaser, free and clear of all claims or interests of any Person previously entitled thereto.

Section 1.8            Determination of Merger Consideration.  The aggregate consideration for the Merger shall be: (a) One Hundred Seventy-Five Million Dollars and 00/100 ($175,000,000.00), (b) plus the Closing Date Cash, if any, as set forth in the Estimated Closing Statement, (c) plus the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital, (d) minus the amount, if any, by which the Estimated Net Working

Capital is less than the Target Net Working Capital, (e) minus the amount, if any, of any Closing Indebtedness that is not Funded Debt and (f) minus the amount of any Unpaid Taxes, in each case as set forth in the Estimated Closing Statement (as such amount is adjusted pursuant to Section 1.11 and Section 8.10 is the “Merger Consideration”).

Section 1.9            Payment at Closing.  At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Purchaser shall pay, or cause to be paid, the Merger Consideration by wire transfer of immediately available funds as follows:

(a)           to each holder of Funded Debt outstanding immediately prior to the Closing, the amount necessary to pay off the Funded Debt held by such holder;

(b)           to each Person to whom any Company Transaction Expenses remain unpaid immediately prior to the Closing (other than any payments to be made pursuant to Section 1.9(d) or (f)), the amount necessary to pay such Company Transaction Expenses, as identified in the Estimated Closing Statement, which Company Transaction Expenses shall be deemed to have been paid by the Company immediately prior to Closing;

(c)           to the Escrow Agent, Nine Million Dollars ($9,000,000) (the “Escrow Deposit”), which will be held by the Escrow Agent in accordance with the terms of the Escrow Agreement to secure the indemnification obligations of the Company under Article VIII and any payment owed to Purchaser pursuant to Section 1.11;

(d)           to the Company, for payment through payroll and subject to withholding to each individual entitled to (i) a payment with respect to any Participation Shares pursuant to Section 1.5(c) or (ii) a payment of any transaction bonus, cash out, success fee, severance payment or other similar payment to be made by any of the Group Companies as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby (each recipient of a payment pursuant to this clause (ii) is referred to herein as to a “Bonus Participant”), the aggregate amount of such payments and the amount of any applicable Transaction Payroll Taxes required to be paid by the Company as a result of such payments;

(e)           to the Shareholder Representative, an amount equal to One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (the “Shareholder Representative Deposit Amount”); and

(f)            to each Equityholder who has complied with the provisions of Section 1.7 in a manner to require payment at the Closing, the payment provided in Section 1.7.

Section 1.10          Estimated Closing Statement.  In order to facilitate the payments contemplated by Section 1.9, not less than three (3) Business Days nor more than five (5) Business Days prior to the Closing the Company shall prepare and deliver to Purchaser (a) an estimated balance sheet of the Company as of 12:01 a.m. on the Closing Date, together with supporting work papers, (b) a final Schedule 1.5, (c) the aggregate exercise price for all Warrants that will be outstanding immediately prior to the Closing Date, (d) a statement (the “Estimated Closing Statement”) setting forth: the Company’s good faith estimate of (i) the Net Working Capital (the “Estimated Net Working Capital”), (ii) the Closing Date Cash, (iii) the Closing Date Indebtedness, (iv) the Closing Date Company Transaction Expenses (which are required to be paid pursuant to Section 1.9(b), Section 1.9(d) or Section 1.9(f)) and (v) any Unpaid Taxes,

together with supporting work papers, (e) the name of each Person to receive a payment at the Closing under Section 1.9, (f) the amount payable to each such Person and (g) wire instructions for each such Person.  There shall be appended to the Estimated Closing Statement payoff letters for the Funded Debt referred to in Section 1.9(a).  Purchaser shall have the right to review and comment on the Estimated Closing Statement, and the Company shall give consideration in good faith to any such comments, but the failure or refusal of the Company to accept any such comments shall not delay the Closing.  The Estimated Closing Statement shall be prepared (and the estimates, determinations and calculations contained therein shall be made) in accordance with this Agreement, including Section 1.11(f).

Section 1.11          Post-Closing Merger Consideration Adjustment.

(a)           Within one hundred twenty (120) days after the Closing Date, Purchaser shall prepare and deliver to the Shareholder Representative a statement (the “Closing Statement”) setting forth Purchaser’s good faith determination of: (i) the Net Working Capital; (ii) the Closing Date Cash, (iii) the Closing Date Indebtedness, (iv) the Closing Date Company Transaction Expenses, (v) any Unpaid Taxes and (vi) the amount by which (A) the sum (which may be a negative number) of the Net Working Capital (which may be a negative number), plus the Closing Date Cash, minus the Closing Date Indebtedness, minus the Closing Date Company Transaction Expenses and minus any Unpaid Taxes, in each case as shown on the Closing Statement, exceeds or is less than (B) the sum (which may be a negative number) of the Net Working Capital (which may be a negative number), plus the Closing Date Cash, minus the Closing Date Indebtedness, minus the Closing Date Company Transaction Expenses and minus the Unpaid Taxes, in each case as shown on the Estimated Closing Statement (the amount of such excess (including any decrease in a negative sum) being a “Net Increase”, and the amount of such shortfall (including any increase in a negative sum) being a “Net Decrease”), which statement shall also set forth in reasonable detail Purchaser’s calculation of such amounts in the preceding clauses (i) through (v).  The Closing Statement and the determinations and calculations contained therein shall be prepared in accordance with this Agreement, including Section 1.11(f).

(b)           During the thirty (30) day period following the Shareholder Representative’s receipt of the Closing Statement, Purchaser shall cause the Company to afford the Shareholder Representative and its representatives reasonable opportunity to review the necessary books and records of the Company relating to the preparation of the Closing Statement and discuss the same with appropriate Company employees, in each case as reasonably requested by the Shareholder Representative in connection with its review of the Closing Statement; provided that any such access will be at reasonable times, upon reasonable notice and will not unduly interfere with the Company’s normal business operations.

(c)           If the Shareholder Representative disagrees with the calculations set forth on the Closing Statement, the Shareholder Representative may, within thirty (30) days following delivery of the Closing Statement to the Shareholder Representative, deliver to Purchaser written notice (the “Objection Notice”) of its objections to any item contained in the Closing Statement, which notice shall set forth in reasonable detail the basis for each such disagreement and the Shareholder Representative’s determination of the Net Increase or Net Decrease, as applicable.  The Shareholder Representative may only deliver one Objection Notice.  If the Shareholder

Representative does not deliver an Objection Notice within such thirty (30) day period, the Equityholders and the Shareholder Representative shall be conclusively deemed to have waived any right to object to the Closing Statement delivered by Purchaser and the Closing Statement shall become final and binding on the Parties upon expiration of such thirty (30) day period.  If the Shareholder Representative delivers to Purchaser an Objection Notice within such thirty (30) day period, Purchaser and the Shareholder Representative shall endeavor in good faith to resolve the objections, for a period not to exceed fifteen (15) days from the date of delivery of the Objection Notice.

(d)           If Purchaser and the Shareholder Representative resolve all of the disputed items in the Objection Notice within fifteen (15) days following Purchaser’s receipt of the Objection Notice (or such longer period as Purchaser and the Shareholder Representative may mutually agree in writing), the Closing Statement shall be revised to reflect such resolution, and as so revised shall be final and binding on the Parties.  If at the end of such fifteen (15) day period (or such longer period as Purchaser and the Shareholder Representative may mutually agree in writing) there are any objections that remain in dispute regarding the items detailed in the Objection Notice, then the remaining objections in dispute shall be submitted, but only such matters and amounts that were included in the Objection Notice and not then resolved in writing by Purchaser and the Shareholder Representative, for resolution to Duff & Phelps or if Duff & Phelps is unable or unwilling to take such assignment, a nationally recognized accounting firm to be selected jointly by the Shareholder Representative and Purchaser or, if Purchaser and the Shareholder Representative cannot agree on an accounting firm within thirty (30) days after timely delivery of the Objection Notice, each of Purchaser and the Shareholder Representative shall select a nationally recognized accounting firm and such two accounting firms shall designate a third nationally recognized accounting firm that neither presently is, nor in the past three years has been, engaged by any Party or their Affiliates.  Duff & Phelps, the accounting firm so agreed to by Purchaser and the Shareholder Representative or the third accounting firm so selected by the two accounting firms is hereinafter referred to as the “Accounting Firm”.  The Accounting Firm shall act as experts and not arbitrators and shall decide all issues set forth in the Objection Notice that remain disputed by the Parties and required to be decided in order for the Accounting Firm to make its final determination of the Net Working Capital, Closing Date Cash, Closing Date Indebtedness and Closing Date Company Transaction Expenses, including issues of contract construction, identification of the issues that are disputed by the Parties, and whether an issue is subject to determination by the Accounting Firm.  In resolving the items in the Objection Notice that are still in dispute and in determining the Net Working Capital, Closing Date Cash, Closing Date Indebtedness or Closing Date Company Transaction Expenses, the Accounting Firm shall (i) not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by Purchaser, on the one hand, or the Shareholder Representative, on the other hand, or (B) less than the smallest value for such item assigned by Purchaser, on the one hand, or the Shareholder Representative, on the other hand, (ii) make its determination based on an independent review (which will be in accordance with the guidelines and procedures set forth in this Agreement), (iii) at the Accounting Firm’s discretion, hold a one-day conference concerning the dispute, at which conference each of Purchaser and the Shareholder Representative shall have the right to present their respective positions with respect to the dispute and have present their respective advisors, counsel and accountants, (iv) render a final resolution in writing to Purchaser and the Shareholder Representative (which final resolution shall be delivered not more than forty-five (45) days following submission of such disputed matters), which shall be final, conclusive and binding on the Parties with respect to the Net Working Capital, Closing Date Cash, Closing Date Indebtedness and Closing Date Company Transaction Expenses and not subject to any further adjustment under Article IX or otherwise, and (v) provide a written report to Purchaser and the Shareholder Representative, if requested by either of them, which sets forth in reasonable detail the basis for the Accounting Firm’s final determination.  Each Party shall pay its own costs and expenses in connection with any disagreement as to the Net Working Capital, Closing Date Cash, Closing Date Indebtedness or Closing Date Company Transaction Expenses.  The fees and expenses of the Accounting Firm shall be allocated between Purchaser, on the one hand, and the Equityholders, on the other hand, in the proportion that (A) the difference between the amount of the payment referred to in Section 1.11(e) that would have been paid to or by Equityholders based upon the Shareholder Representative’s submission to the Accounting Firm and the amount actually paid to or by Equityholders (which shall be Equityholders’ portion) bears to (B) the difference between the amount of the payment referred to in Section 1.11(e) that would have been paid to or by Purchaser based upon Purchaser’s submission to the Accounting Firm and the amount actually paid to or by Purchaser (which shall be Purchaser’s portion).  For the avoidance of doubt, any dispute between the Parties concerning Closing Date Indebtedness, Company Transaction Expenses or Unpaid Taxes that is not specifically included in the objections submitted to the Accounting Firm (regardless of when such dispute is first identified by the Parties) shall be resolved by mutual agreement of the Parties or in accordance with Section 5.2 or Article VIII, as applicable

(e)           “Final Net Working Capital”, “Final Closing Date Cash”, “Final Closing Date Indebtedness”, “Final Closing Date Company Transaction Expenses” and “Final Unpaid Taxes”) mean the amount of the Net Working Capital, the Closing Date Cash, the Closing Date Indebtedness, the Closing Date Company Transaction Expenses and the Unpaid Taxes, respectively, (i) as set forth on the Closing Statement if the Shareholder Representative does not duly deliver an Objection Notice pursuant to Section 1.11(c) or (ii) if the Shareholder Representative duly delivers an Objection Notice, (A) as mutually agreed between Purchaser and the Shareholder Representative or (B) as determined by the Accounting Firm pursuant to Section 1.11(d).  Within five (5) Business Days following the determination of the Final Net Working Capital, Final Closing Date Cash, Final Closing Date Indebtedness, Final Closing Date Company Transaction Expenses and Final Unpaid Taxes:

(i)            If (A) the sum (which may be a negative number) of the Final Net Working Capital (which may be a negative number), plus the Final Closing Date Cash, minus the Final Closing Date Indebtedness, minus the Final Closing Date Company Transaction Expenses and minus the Final Unpaid Taxes, is less than (B) the sum (which may be a negative number) of the Net Working Capital (which may be a negative number), plus the Closing Date Cash, minus the Closing Date Indebtedness, minus the Closing Date Company Transaction Expenses and minus the Unpaid Taxes, in each case as shown on the Estimated Closing Statement, then the Shareholder Representative shall pay or cause to be paid to Purchaser an amount equal to the absolute value of such negative amount, up to One Million Dollars ($1,000,000), and if the absolute value of such negative amount exceeds One Million Dollars ($1,000,000), the Shareholder Representative and Purchaser shall deliver joint written instructions to the Escrow Agent to pay to Purchaser an amount equal to such excess from the Escrow Fund.

(ii)           If (A) the sum (which may be a negative number) of the Final Net Working Capital (which may be a negative number), plus the Final Closing Date Cash, minus the Final Closing Date Indebtedness, minus the Final Closing Date Company Transaction Expenses and minus the Final Unpaid Taxes exceeds (B) the sum (which may be a negative number) of the Net Working Capital (which may be a negative number), plus the Closing Date Cash, minus the Closing Date Indebtedness, minus the Closing Date Company Transaction Expenses and minus the Unpaid Taxes, in each case as shown on the Estimated Closing Statement, then Purchaser shall pay to the Shareholder Representative an amount equal to such positive amount, which shall be paid by the Shareholder Representative to the Equityholders in accordance with Schedule 1.5.  Purchaser agrees that the payments required pursuant to this Section 1.11(e) will not be reduced by any Transaction Payroll Taxes.

(iii)          All payments required under this Section 1.11(e) shall be made in cash by wire transfer of immediately available funds to such bank account as shall be designated in writing by the Shareholder Representative, if such payment is to the Equityholders, or Purchaser, if such payment is to Purchaser, at least three (3) Business Days prior to the applicable payment date.  If any payment required under this Section 1.11(e) is not made in full within five (5) Business Days after it is determined under this Section 1.11 that such payment is due, the unpaid payment shall thereafter bear simple interest at a rate equal to the prime rate in effect from time to time (as published in The Wall Street Journal) plus two (2) percentage points, until paid in full.

(f)            Accounting Procedures.  The determinations and calculations of Net Working Capital and Closing Date Cash contained in the Estimated Closing Statement and the Closing Statement shall be determined and calculated in accordance with the Agreed Accounting Principles; provided, however, that such determinations and calculations (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement and (ii) shall calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month.  By way of example, the calculation of Net Working Capital as of the date of the Latest Balance Sheet is set forth on Schedule 1.11.

(g)           Treatment of Payments.  Any payments made pursuant to this Section 1.11 shall be treated for all Tax purposes as adjustments to the Merger Consideration unless a contrary treatment is required by applicable Law.

Section 1.12          Tax Withholding.  Notwithstanding anything to the contrary in this Agreement, each of Purchaser and the Company shall be entitled to deduct and withhold from any amounts payable under this Agreement to any Person such amounts as Purchaser or the Company is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law.  To the extent that amounts payable to a recipient are so withheld by Purchaser or the Company and deposited with the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.  Purchaser agrees to use commercially reasonable efforts to consult with the Shareholder

Representative if it determines that any withholding is required with respect to the Merger Consideration (other than with respect to amounts payable to holders of Participation Shares).  Any amounts deducted and withheld pursuant to this Section 1.12 shall be remitted to the appropriate Taxing Authority in accordance with applicable Tax Law.

Section 1.13          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, stolen or destroyed, (ii) a customary indemnity for lost certificates and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, Purchaser shall issue to such holder the consideration into which the Common Stock represented by such lost, stolen or destroyed Certificate shall have been converted.

Section 1.14          Concurrent Agreements.  Concurrently with the execution and delivery of this Agreement, each Shareholder set forth on Schedule 1.14 has entered into an employment arrangement with Purchaser or its Affiliates related to the post-Closing period or a subscription agreement to acquire shares of the common stock of Parent (collectively, the “Subscription Agreements”).

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As a material inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Company hereby represents and warrants to Purchaser as follows:

Section 2.1            Existence; Good Standing.

(a)           The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Texas.  Except as set forth in Section 2.1(a) of the Company Disclosure Schedule, the Company is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where it leases Leased Real Property (excluding any Points of Presence (as such term is commonly used in the industry in which the Company operates)) or where the character of its activities requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, be material to the Group Companies, taken as a whole.  Section 2.1(a) of the Company Disclosure Schedule sets forth each jurisdiction in which the Company is qualified or registered to do business.  The Company has all required corporate power and authority to conduct the businesses in which it is engaged, to own and use the assets and properties that it purports to own or use and to perform its obligations.  The Company is not in violation of any of its Organizational Documents.

(b)           Each Subsidiary of the Company (each a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) is an entity duly organized or incorporated, validly existing and in good standing (to the extent such concept applies to such Company Subsidiary) under the Laws of the jurisdiction of its formation, and each Company Subsidiary has all requisite entity power and authority to own, lease and operate its respective properties and assets and to carry on its respective businesses as it has been and is currently conducted.  Each

Company Subsidiary is duly qualified or registered as a foreign entity to transact business under the Laws of each jurisdiction in which it leases Leased Real Property (excluding any Points of Presence (as such term is commonly used in the industry in which the Company operates)) or where the character of its activities requires such qualification or registration (to the extent such concept applies to such Company Subsidiary), except where the failure of such qualification or registration would not, individually or in the aggregate, be material to the Group Companies, taken as a whole.  Section 2.1(b) of the Company Disclosure Schedule sets forth each jurisdiction in which each Company Subsidiary is qualified or registered to do business.

Section 2.2            Capitalization.  The authorized capital stock of the Company consists of 26,900,000 shares of common stock, par value $0.01 per share, of which an aggregate of 20,090,501 shares are issued and outstanding on the date of this Agreement and 4,739,049 shares are reserved for issue upon exercise of the Warrants.  All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable and none of such shares are subject to or were issued in violation of any pre-emptive rights, rights of first offer or first refusal or similar rights, or in violation of the Securities Act or any other applicable securities law.  Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, there are no outstanding subscriptions, pre-emptive rights, options, warrants, purchase rights, conversion rights, exchange rights or other Contracts of any kind to acquire (including securities exercisable or exchangeable for or convertible into), or obligating the Company to issue, any shares of capital stock of the Company, or giving any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the benefit of the holders of any shares of the capital stock of the Company (solely in their capacity as a holder).  The Company is not subject to any obligation (contingent or otherwise) to repurchase, redeem, call or otherwise retire, or to register, any shares of its capital stock.  The Shares collectively constitute all of the issued and outstanding shares of capital stock of the Company.  The Shares and the Warrants are owned of record and beneficially as set forth in Section 2.2(a) of the Company Disclosure Schedule, free and clear of all Liens other than restrictions on transfer under the Securities Act and applicable state securities laws and restrictions under Contracts disclosed in Section 2.2(b) of the Company Disclosure Schedule that will be terminated effective as of the Closing.  Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, the Company is not a party to or bound by any Contract granting any equity appreciation, phantom equity, profit participation or similar right or any participation right in the revenue or profits of the Company.  Except for Contracts that will be terminated at or prior to the Closing and the Contracts set forth in Section 2.2(b) of the Company Disclosure Schedule, there are no Contracts with respect to the: (a) voting of any shares of capital stock of the Company (including any proxy or director nomination rights) or (b) transfer of, or transfer restrictions on, any shares of capital stock of the Company or any Warrants.  The Company has no authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equityholders of any Group Company on any matter.

Section 2.3            Authority; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Company of this Agreement and any other Transaction Document to which it is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including the Merger) have been duly authorized by all requisite action on the part of the Company Board, which has: (a) approved the Merger in accordance with the TBOC, (b) determined that the Merger is in the best interests of the shareholders of the Company and (c) recommended approval and adoption of this Agreement and the Transaction Documents to which the Company will be a party and the consummation of the transactions contemplated hereby and thereby (including the Merger) by the shareholders of the Company (the “Board Approval”).  Other than the affirmative vote at a validly held shareholder meeting at which a quorum is present of, or the consent in lieu of shareholder meeting of the holders pursuant to Section 6.202 of the TBOC executed by a majority of the outstanding Company Common Stock in favor of adoption of this Agreement and the transactions contemplated hereby (including the Merger) (the “Shareholder Approval”) and the approval of the Purchasers under the Note and Warrant Purchase Agreement dated as of November 1, 2013 among the Company and the Purchasers set forth therein (which approval of such Purchasers has been received as of the date hereof), no vote or consent of the shareholders of the Company or any of the other Equityholders is required by applicable Law (including the TBOC), the certificate of formation or the bylaws of the Company or any Contract to which the Company is a party in order for the Company to perform its obligations hereunder and under any other Transaction Document to which it is or will be a party and to consummate the transactions contemplated hereby and thereby (including the Merger).  Other than the Board Approval and the Shareholder Approval, no corporate action or approval by the Company or its Equityholders is necessary for the execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is or will be a party, the performance of its obligations hereunder and thereunder or the consummation by the Company of the transactions contemplated hereby and thereby (including the Merger).  This Agreement has been and each of the other Transaction Documents to which the Company, Shareholder Representative or any Equityholder is a party has been, or will be when executed and delivered in accordance with the terms and conditions hereof, duly and validly executed and delivered by the Company and, to the Knowledge of the Company, the Shareholder Representative or such Equityholder.  This Agreement constitutes, and each other Transaction Document constitutes or will, when executed and delivered by the Company, Shareholder Representative or such Equityholder, constitute (in each case, assuming execution and delivery by Parent, Purchaser and Merger Sub of each such Transaction Document to which Parent, Purchaser or Merger Sub is also a party) a legal, valid and binding obligation of the Company, and, to the Knowledge of the Company, Shareholder Representative or such Equityholder, respectively, enforceable against the Company, and, to the Knowledge of the Company, the Shareholder Representative or such Equityholder, respectively, in accordance with its terms, except for the Equitable Exceptions.

Section 2.4            Subsidiaries.

(a)           Section 2.4(a) of the Company Disclosure Schedule sets forth a correct and complete list of the name and jurisdiction of each Company Subsidiary and the authorized, issued and outstanding Equity Interests of each Company Subsidiary.  All of the outstanding Equity Interests of each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable, and none of such Equity Interests are subject to or were issued in violation of any pre-emptive rights, rights of first offer or first refusal or similar rights, or in violation of the

Securities Act or any other applicable securities Law.  The outstanding Equity Interests of each Company Subsidiary are directly owned of record by the Company or another Company Subsidiary, free and clear of any and all Liens (except for applicable restrictions under applicable securities Laws and as disclosed in Section 2.4(a) of the Company Disclosure Schedule).  There are no other Equity Interests of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and there are no outstanding subscriptions, pre-emptive rights, options, warrants, purchase rights, conversion rights, exchange rights or other Contracts of any kind to acquire (including securities exercisable or exchangeable for or convertible into), or obligating such Company Subsidiary to issue, any Equity Interests of such Company Subsidiary, or giving any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the benefit of the holders of any Equity Interests of such Company Subsidiary (solely in their capacity as a holder).  There are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights with respect to the Equity Interests of any Company Subsidiary to which any Group Company is bound.  No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of such Company Subsidiary on any matter.  There are no Contracts to which any Group Company is a party or by any Group Company is bound (i) to repurchase, redeem or otherwise acquire any Equity Interests of any Company Subsidiary, (ii) to register, (iii) to vote or (iv) to transfer, or restricting the transfer of, any Equity Interests of any Company Subsidiary.

(b)           Except as set forth in Section 2.4(b) of the Company Disclosure Schedule, no Group Company owns, directly or indirectly, any Equity Interests of any Person other than a Company Subsidiary.

(c)           Except as set forth in Section 2.4(c) of the Company Disclosure Schedule, no Group Company is the successor to the business of any Person (including by acquisition, merger, consolidation or business combination) and no Group Company ever had any Subsidiary other than one or more of the Company Subsidiaries.

Section 2.5            Consents and Approvals; No Violations.

(a)           Except as set forth in Section 2.5(a) of the Company Disclosure Schedule, the execution and delivery by the Company, Shareholder Representative and each Equityholder of this Agreement and each other Transaction Document to which the Company, Shareholder Representative or any Equityholder is or will be a party, the performance by the Company, Shareholder Representative and each Equityholder under this Agreement and each such Transaction Document, and the consummation by the Company, Shareholder Representative and each Equityholder of the transactions contemplated hereby and thereby, does not and will not (i) violate or conflict with any Organizational Document of any Group Company or any Equityholder, (ii) violate or conflict with any Law applicable to any Group Company, Shareholder Representative or any Equityholder, their respective assets or properties, the Shares or the Warrants, (iii) with or without the passage of time or the giving of notice, or both, violate, conflict with or result in a breach of the terms or conditions or provisions of, or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under, or result in or give rise to a right of termination, modification, acceleration or cancellation of any obligation under, any Contract to which any Group Company, Shareholder Representative or any Equityholder is a Party or by which any of their respective assets or properties, the Shares or the Warrants are bound, (iv) result in the creation or imposition of any Lien upon any of the assets or properties of any Group Company, the Shares or the Warrants (other than any Liens arising due to actions of Purchaser) or (v) result in the termination, suspension, revocation, impairment, forfeiture, nonrenewal or other adverse modification of any Company Permit or give any Governmental Authority the right to revoke, suspend, modify or terminate any Company Permit.

(b)           Except as required under the HSR Act or as set forth in Section 2.5(b) of the Company Disclosure Schedule, no material consent, approval, waiver, order, Permit or authorization of, or material registration, application, qualification, designation, declaration, filing or notification with or to, any Governmental Authority or any other Person, including a party to a Contract to which any Group Company, Shareholder Representative or any Equityholder is a party or by which any material assets or properties of any Group Company, Shareholder Representative or any Equityholder are bound, is required to be obtained or made by any Group Company, Shareholder Representative or Equityholder in connection the execution, delivery and performance by the Company, Shareholder Representative or any Equityholder of this Agreement or any other Transaction Document to which the Company, Shareholder Representative or any Equityholder will be a party, the performance by the Company, Shareholder Representative and the Equityholders under this Agreement and each such Transaction Document, and the consummation of the transactions contemplated hereby and thereby.

Section 2.6            Financial Statements.

(a)           Attached as Section 2.6(a) of the Company Disclosure Schedule are correct and complete copies of: (i) the audited consolidated balance sheet of the Company for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012, and the related audited consolidated statements of operations, changes in shareholders’ equity and cash flows of the Company for the twelve (12)-month period then ended, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company as of July 31, 2015 (the “Latest Balance Sheet”) and the related consolidated statements of operations and cash flows of the Company for the period then ended (collectively referred to as the “Unaudited Financial Statements” and together with the Audited Financial Statement as the “Financial Statements”).  Each of the Audited Financial Statements and the Unaudited Financial Statements (A) was prepared in accordance with the GAAP consistently applied as at the dates thereof and for the periods covered thereby, except in the case of the Unaudited Financial Statements for the absence of footnote disclosure required by the GAAP and normal year-end adjustments, none of which adjustments will, individually or in the aggregate, be material, (B) was prepared, in all material respects, based upon the books and records of the Company consistent with past practices of the Company and (C) presents fairly the consolidated financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein.  No Group Company is a party to, and no Group Company has any commitment to become a party to, any off-balance sheet arrangements.

(b)           Each Group Company maintains books and records that fairly and accurately reflect in all material respects its assets and liabilities of a type normally reflected in such books and records.  The Group Companies have established and documented, and maintained, adhered to and enforced a system of internal accounting controls which have been effective in providing reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements (including the Financial Statements), including policies and procedures that provide reasonable assurance that (i) transactions have been executed only in accordance with management’s authorization, (ii) transactions have been recorded as necessary to permit preparation of the consolidated financial statements of the Company in accordance with the GAAP and to maintain accountability for the assets and liabilities of the Group Companies, (iii) receipts and expenditures of the Group Companies have been executed only in accordance with management’s authorization, (iv) unauthorized acquisition, disposition or use of assets is prevented or timely detected and (v) accounts, notes and other receivables are recorded accurately, and procedures are implemented to effect the collection thereof on a current and timely basis.  To the Knowledge of the Company, such internal accounting controls are appropriate for a private company with operations of the size and scope of the operations of the Group Companies.  None of the Group Companies, the Company’s independent auditors or, to the Knowledge of the Company, any current or former employee, consultant or director of the Group Companies, has identified or been made aware of any fraud, whether or not material, that involves any Group Company’s management or other current or former employees, consultants, directors of any Group Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Group Companies, or any claim or allegation regarding any of the foregoing.

Section 2.7            No Undisclosed Liabilities.  Except as set forth in the Latest Balance Sheet or Section 2.7 of the Company Disclosure Schedule, none of the Group Companies has any Liabilities that would be required to be disclosed or reserved against on a consolidated balance sheet of the Company prepared in accordance with the GAAP, except for current Liabilities incurred since the date of the Latest Balance Sheet in the Ordinary Course, (a) none of which results from or relates to any breach of Contract, tort, infringement or violation of Law or arose out of any Proceeding and (b) none of which, either individually or in the aggregate, is material to the Group Companies taken as a whole.  Except as disclosed or reserved against on the estimated balance sheet delivered to Purchaser pursuant to Section 1.9, as of the Closing Date, none of the Group Companies will have any Liabilities that would be required to be disclosed or reserved against on a consolidated balance sheet of the Company prepared in accordance with the GAAP.

Section 2.8            Absence of Certain Changes.  Since December 31, 2014, there has not been any Material Adverse Effect.  Except as set forth in Section 2.8 of the Company Disclosure Schedule, since December 31, 2014, (a) each Group Company has conducted its business only in, and no Group Company has taken any action except in, the Ordinary Course and (b) no Group Company has:

(i)            merged or consolidated with any Person, acquired any Equity Interest in any Person, entered into a business combination with any Person, or acquired or agreed to acquire any material assets or properties of any Person, except for the purchase of inventory and supplies in the Ordinary Course;

(ii)           sold, leased or subleased to another party, encumbered, assigned or otherwise disposed of any of its assets or properties, other than sales of inventory in the Ordinary Course or returns of obsolete or surplus equipment in the Ordinary Course;

(iii)          authorized, recommended, proposed or announced an intention to adopt a plan of complete or partial liquidation or dissolution;

(iv)          except as required by Law, any Company Benefit Plan or any Employment Agreement, (A) paid or agreed to pay any pension, retirement allowance or other employee benefit to any manager, officer, management employee or key employee of any Group Company, whether past or present, (B) entered into any new, or materially amended any existing, Employment Agreement or (C) become obligated under any new Company Benefit Plan that was not in existence on December 31, 2014 or amended any Company Benefit Plan in existence on such date if such amendment would have the effect of materially enhancing any participant benefits thereunder;

(v)           (A) assumed or incurred any Indebtedness (or any commitment in respect of any Indebtedness) other than (I) capital lease obligations incurred in the Ordinary Course which, individually or in the aggregate, do not exceed One Hundred Thousand Dollars ($100,000) and (II) Indebtedness under and in compliance with the revolving loan provisions of the Company’s Loan Agreement dated as of September 30, 2014 with American Bank NA as in effect on the date of this Agreement that will be paid off prior to or at the Closing, (B) assumed or incurred any other Liability in excess of Fifty Thousand Dollars ($50,000) individually or, excluding Liabilities arising in the Ordinary Course, in excess of Two Hundred Fifty Thousand Dollars ($250,000) in the aggregate, or (C) created any Lien on the assets or properties of any Group Company, except for Permitted Liens;

(vi)          made any loan or advance to, or guaranteed any Liabilities of, any Person that has not been repaid (except for (A) advances to employees for travel and other business expenses in the Ordinary Course in accordance with the Company’s expense advancement and reimbursement policies and (B) trade debt incurred in the Ordinary Course);

(vii)         defaulted on or otherwise failed to satisfy any material obligation or material Liability of any Group Company;

(viii)        other than in the Ordinary Course, (A) entered into any Material Contract or Company Permit or (B) modified, rescinded, terminated, waived, released or otherwise amended in any material respect any of the terms or provisions of any Material Contract or Company Permit;

(ix)          made any material change in its accounting methods, practices, policies or principles, whether for general, financial reporting or Tax purposes (including its practices with respect to the collection of accounts receivable and the payment of accounts payable, and its methods for calculating depreciation or amortization or any bad debt, contingency or other reserve), other than such changes as are required by GAAP or applicable Law;

(x)           made or changed any material Tax election, filed any amended Tax Return, entered into any closing agreement or similar agreement with respect to Taxes, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment, made or requested any Tax ruling, entered into any Tax sharing or similar agreement or arrangement, entered into any transactions giving rise to a deferred gain or loss, or settled any audit or other Proceeding or claim with respect to Taxes;

(xi)          delayed payment on or failed to pay when due the trade accounts payable or other recurring expenses of any Group Company, other than in the Ordinary Course (but this reference to the Ordinary Course will not apply to any delayed payment or failure to pay when due that resulted in penalties or late charges);

(xii)         modified the terms of, discounted, set off or accelerated the collection of, any accounts receivable, in each case other than in the Ordinary Course;

(xiii)        settled, released or forgiven any material Proceeding or waived any right thereto;

(xiv)        incurred any material damage, destruction or loss, or made or filed any claim concerning any such damage, destruction or Loss (whether or not covered by insurance), or experienced any condemnation or other taking, in each case with respect to any asset or property of any Group Company; or

(xv)         entered into any Contract to take any of the actions set forth in this Section 2.8.

Section 2.9            Accounts Receivable and Accounts Payable.  The accounts receivable of the Group Companies arose from bona fide transactions entered into in the Ordinary Course and, except as set forth in Section 2.9 of the Company Disclosure Schedule, are current and, to the Knowledge of the Company are not subject to any right of setoff under any Contract with any account debtor.  No Contract concerning any deduction, discount or other deferred price or quantity adjustment has been entered into with respect to any of the accounts receivable of any Group Company.  Except as set forth in Section 2.9 of the Company Disclosure Schedule, no accounts payable of any Group Company have been outstanding for more than sixty (60) days.

Section 2.10          Customers and Suppliers.  Section 2.10 of the Company Disclosure Schedule sets forth a correct and complete list of the twenty-five (25) largest (by dollar volume) customers of the Group Companies during the year ended December 31, 2014 and the seven-month period ended July 31, 2015, respectively (such customers, the “Significant Customers”), and sets forth for each Significant Customer the amount of revenue received by the Group Companies from such customer during the year ended December 31, 2014 and the seven-month period ended July 31, 2015, respectively.  Section 2.10 of the Company Disclosure Schedule sets forth a correct and complete list of the sixteen (16) largest (by dollar volume) suppliers of the Group Companies during the years ended December 31, 2013 and December 31, 2014, respectively (such suppliers, the “Significant Suppliers”), and sets forth for each Significant Supplier the amount paid by the Group Companies to such supplier during the years ended December 31, 2013 and December 31, 2014, respectively.  Except as set forth in Section 2.10 of the Company Disclosure Schedule, no Significant Customer or Significant Supplier has since December 31, 2014, (i) cancelled or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel or otherwise terminate or not renew, its relationship with any Group Company or (ii) made or to the Knowledge of the Company, threatened in writing to make, a material adverse change in the dollar volume of its business with any Group Company.

Section 2.11          Personal Property.  Except as set forth in Section 2.11 of the Company Disclosure Schedule, the Group Companies own and have good title to or, in the case of leased property and assets, has valid leasehold interests in, all personal property necessary for the conduct of the business of the Group Companies as presently conducted (the “Personal Property”), free and clear of all Liens other than (a) Permitted Liens or (b) in the case of leased assets and properties, Liens securing rental payments, to the extent related to the asset or property leased.  The Personal Property, as a whole, is sufficient for the conduct of the business of the Group Companies as currently conducted.  The Personal Property, as a whole, is in all material respects in good operating condition and repair, ordinary wear and tear excepted, is free of any material structural or engineering defects, and is adequate for the purposes for which it currently used.  There are no pending or, to the Knowledge of the Company, threatened, condemnation or similar Proceedings against any item of the Personal Property or against any Group Company with respect to any item of the Personal Property.

Section 2.12          Real Estate.

(a)         Leased Real Property.  Section 2.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list and a description (which description shall include the street address and unit number) of all the real property in which any Group Company has an interest as lessee, lessor, sublessee, sublessor, occupant, licensee, and sublicensee, but excluding any third party owned and managed data center Points of Presence (as such term is commonly used in the industry in which the Company operates) that are used by the Company and/or resold to its customers (each, a “Leased Real Property” and collectively, the “Leased Real Properties”), together with a list of Leases relating to such Leased Real Property.  True, correct and complete copies of all Leases and, to the extent in the possession of any Equityholder or any Group Company, any and all estoppel certificates, commencement date letters, memorandum of lease, landlord consents, subordination, non-disturbance and attornment agreements and other agreements relating thereto, with respect to the Leased Real Properties have been provided to Purchaser.  The leasehold interests of the Group Companies in the Leased Real Properties is free and clear of all Liens other than Permitted Liens.  Except as set forth in Section 2.12(a) of the Company Disclosure Schedule, (A) no Group Company has received written notice from any insurance carrier or landlord for any Leased Real Property that any Group Company needs to undertake any material repairs, alterations or construction or to take any other corrective action with respect to any Leased Real Property, (B) no Group Company has received written or, to the Knowledge of the Company, oral notice of any violations (zoning or otherwise) from any Governmental Authority having jurisdiction over such Leased Real Property, (C) the zoning of the Leased Real Property permits the continuation of the business of the Group Companies as currently being conducted on such Leased Real Property and (D) to the Knowledge of the

Company, there are no existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate the business of the Group Companies on any Leased Real Property.  No Group Company has received any written, or to the Knowledge of the Company, oral notice that any of the Leased Real Properties is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor.  To the Knowledge of the Company, there are no material physical, structural or mechanical defects or deficiencies in the Leased Real Properties that prevent the use of the Leased Real Property as currently used.

(b)           Owned Real Property.  No Group Company owns any real property and neither any Group Company nor any predecessor to the business of any Group Company has ever owned any real property.

Section 2.13          Intellectual Property.

(a)           Section 2.13(a)(i) of the Company Disclosure Schedule sets forth a true, correct and complete listing of all registered Trademarks and material unregistered Trademarks owned or licensed by any Group Company, including, as appropriate, registration dates and numbers and each Contract related thereto.  Section 2.13(a)(ii) of the Company Disclosure Schedule sets forth a true, correct and complete listing of all registered copyrights owned or directly licensed by any Group Company together with the registration dates and numbers and material unregistered copyrights owned or licensed by any Group Company and each Contract related thereto.  Section 2.13(a)(iii) of the Company Disclosure Schedule sets forth a true, correct and complete listing of all domain names owned or licensed by any Group Company, together with the name of the owner of such licensed domain names and each Contract related thereto.  Section 2.13(a)(iv) of the Company Disclosure Schedule sets forth a true, correct and complete listing of all Company Software and any other software that is owned or licensed by any Group Company other than commercially available, off-the-shelf computer software programs, together with the name of the licensor of such licensed software and each Contract related to such licensed software.  Section 2.13(a)(v) of the Company Disclosure Schedule sets forth a complete and accurate listing of all patents and patent applications owned or directly licensed by any Group Company, together with the filing and issue dates and application and patent numbers, as applicable, and each Contract related thereto.

(b)           The Group Companies have taken commercially reasonable steps to maintain and protect the registered Intellectual Property that they own, so as not to materially adversely affect the validity or enforceability thereof.

(c)           Except as set forth in Section 2.13(c) of the Company Disclosure Schedule, (i) with respect to the (A) Intellectual Property owned or purported to be owned by any Group Company, such Group Company is the exclusive owner of such Intellectual Property and (B) with respect to the Trademarks, Patents, Copyrights, Registrations and Company Software licensed or otherwise made available to any Group Company by a third party, such Trademarks, Patents, Copyrights, Registrations and Company Software are the subject of a written license or other agreement; in the case of the foregoing clauses (A) and (B), free and clear of all Liens (other than Permitted Liens), (ii) no proceedings, actions, suits, hearings, arbitrations, investigations, charges, complaints, claims, demands or similar actions have been instituted, are pending or, to the Knowledge of the Company, are threatened that (I) challenge the rights of any Group Company in or to the validity, enforceability, use or ownership of the Intellectual Property owned or purported to be owned by any Group Company or (II) that allege that the conduct of the business of any Group Company infringes upon or misappropriates (or in the past infringed upon or misappropriated) the intellectual property rights of any Person, (iii) neither the use, development, importation, sale, or offer for sale of the Intellectual Property by any Group Company, nor the past or present conduct of the business of the Group Companies, infringes upon or misappropriates (or in the past infringed upon or misappropriated) the intellectual property rights of any Person, and the Group Companies have not received any written charge, complaint, claim, demand or notice alleging such infringement or misappropriation and (iv) to the Knowledge of the Company, no Person has infringed upon or misappropriated the subject matter of any Intellectual Property of any Group Company.  Each item of the Intellectual Property of the Group Companies is in full force and effect, and to the Knowledge of the Company, is valid and subsisting.

(d)           There are no settlements, covenants not to sue, consents or Orders that (i) restrict the use of any Intellectual Property by any Group Company, (ii) restrict the business of any Group Company in order to accommodate a third party’s intellectual property or (iii) permit third parties to use any Intellectual Property of any Group Company.

(e)           The Group Companies have taken, in the good faith determination of the Group Companies, reasonable security measures to protect the secrecy and confidentiality of all confidential information and trade secrets owned by the Group Companies or used or held for use by the Group Companies in the operation of the business of the Group Companies.

(f)            In the last thirty-six (36) months, there have been no failures, breakdowns or continued substandard performance in the computer systems, including software, hardware, networks or interfaces, used by the Group Companies that have caused any material disruption or interruption in or to the conduct of the business of the Group Companies.

(g)           The Group Companies maintain policies and procedures regarding data security, privacy, and personal information that are, in the Company’s good faith determination, commercially reasonable and, in any event, comply in all material respects with all obligations to its customers or to other data subjects, and with all applicable Laws.  The use and dissemination of personal information by the Group Companies is in compliance in all material respects with applicable privacy policies, terms of use, customer agreements and applicable Law.  The transactions contemplated to be consummated hereunder as of the Closing will not violate any agreement between any Group Company and any third party with regard to the use, dissemination or transfer of any personal information.  To the Knowledge of the Company, there has been no security breach relating to, no violation of any security policy regarding, and no unauthorized access to or unauthorized use of, any personal information stored by or on behalf of any Group Company.

Section 2.14          Litigation.  Except as set forth in Section 2.14 of the Company Disclosure Schedule, there is no, and during the past four (4) years there has not been any, Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Shares, the

Warrants, any Group Company, any of its assets or properties or any of its officers or directors (or equivalent), in their capacities as such.  There are no Orders of any Governmental Authority with respect to any Group Company or its assets or properties.  There are no Proceedings pending in which any Group Company is the plaintiff or complainant. Neither any Group Company nor any of its assets or properties is subject to any Order.  To the Knowledge of the Company, none of the Group Company’s employees, managers, officers, directors (or equivalent) or equityholders, in their capacities as such, is a party to or bound or affected by any Order which would reasonably be expected to have a material adverse impact on the Group Companies or the ability of the Group Companies to conduct their business as currently conducted.

Section 2.15          Material Contracts.

(a)           Section 2.15(a) of the Company Disclosure Schedule sets forth a correct and complete list of each Contract described below:

(i)            each Contract not fully performed providing for the performance of services or delivery of goods or materials by or to any Group Company and which requires consideration to be furnished, or which would reasonably be expected to result in consideration to be furnished, to or by any Group Company having a value in excess of Six Hundred Fifty Thousand Dollars ($650,000), in the aggregate for such Contract, during the twelve (12)-month period either ending on or commencing on the date of this Agreement;

(ii)           each Contract that contains a covenant restricting the ability of any Group Company to compete with any Person, to solicit any Person, or to solicit or hire employees or other Persons, or to engage in any business or activity in any geographic area or pursuant to which any benefit is required to be given or lost as a result of such competing or engaging;

(iii)          each Contract relating to Indebtedness of any Group Company or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any of any Group Company’s assets or properties;

(iv)          each Contract providing for the guaranty by any Group Company of any Liability of any Person; or any Contract that includes any requirement that any Group Company provide indemnification to or otherwise support the business or Liabilities of any other Person (other than in the Ordinary Course in connection with provision of services to customers and the procurement of services and equipment from suppliers);

(v)           each Contract which, when taken together with all purchase orders issued thereunder, involves or results in a commitment of the Group Companies to make a capital expenditure or to purchase a capital asset involving at least Two Hundred Fifty Thousand Dollars ($250,000);

(vi)          each lease for Leased Real Property;

(vii)         each Contract between any Group Company and any Governmental Authority;

(viii)        each Contract under which any Group Company is lessee of, or holds or operates any personal property involving an annual commitment or payment of more than One Hundred Thousand Dollars ($100,000) individually by the Company;

(ix)          each Contract of the type referred to in Section 2.13(a);

(x)           each Contract providing for the acquisition by any Group Company of, or disposition by any Group Company or any predecessor to the business of any Group Company of, any Person or any business, operating division, business unit or product line thereof (whether by merger, consolidation or other business combination, recapitalization, acquisition of stock or assets, or otherwise), or any equity or debt investment by any Group Company or any predecessor to the business of any Group Company in any other Person, in each case which acquisition, disposition, or investment was consummated within the last three (3) years;

(xi)          each joint venture, partnership or Contract to which any Group Company is a party involving a sharing of profits, losses, costs or liabilities with any other Person;

(xii)         each Contract that obligates any Group Company to obtain all or a substantial portion of its requirements for any goods or services from, or supply all or a substantial portion of the requirements for any goods or services of, any other Person;

(xiii)        each Contract of any Group Company that includes any “most-favored pricing” provision;

(xiv)        (A) other than the Company Benefit Plans, each Contract relating to employment, change in control, severance, retention, termination, non-competition, non-solicitation and similar matters between any Group Company and any employee of the Group Companies, other than at-will employment Contracts that do not provide for severance or change-in-control benefits (each, an “Employment Agreement”), and (B) each Contract for the engagement by any Group Company of any Contractor who has provided services to the Company since January 1, 2015 (in this case limited to Contractors who are either individuals or where the services of a particular individual on behalf of such Contractor are contemplated by such Contract) if the compensation payable to such Contractor is or is reasonably expected to be in excess of One Hundred Thousand Dollars ($100,000) per year;

(xv)         each collective bargaining agreement with any labor union or other employee representative of a group of employees of any Group Company relating to wages, hours and other conditions of employment;

(xvi)        each Contract of any Group Company that includes a “take or pay” provision that requires minimum periodic payments or payment commitments of more than One Hundred Thousand Dollars ($100,000) to vendors or suppliers; and

(xvii)       each Contract to enter into any of the foregoing.

(b)           Each of the Contracts required to be disclosed pursuant to Section 2.15(a) (collectively, the “Material Contracts”) is the valid, legal and binding obligation of the Company, in full force and effect and enforceable against the applicable Group Company and, to the Knowledge of the Company, each Material Contract is enforceable against the other parties thereto, in accordance with its respective terms (but subject to the Equitable Exceptions).  Section 2.15(b)(i) of the Company Disclosure Schedule sets forth a description of each oral modification to any of the Material Contracts.  Except as set forth Section 2.15(b)(ii) of the Company Disclosure Schedule, no Group Company is currently renegotiating any Material Contract or paying liquidated damages in lieu of performance thereunder.  No Group Company is in breach or default under, or since December 31, 2014 has received a written claim of default or breach under, any Material Contract and, to the Knowledge of the Company, none of the counterparties to any Material Contract is in breach of or default thereunder.  Except as set forth is Section 2.15(b)(iii) of the Company Disclosure Schedule, since December 31, 2014, no Group Company has received any written notice of termination, modification, acceleration, cancellation or nonrenewal of any Material Contract.

(c)           The Company has provided to Purchaser a true, correct and complete copy of each written Company Material Contract, including all amendments, waivers, supplements or modifications thereto, along with a summary of each of the material terms of each oral Company Material Contract.

Section 2.16          Taxes.

(a)           All income Tax Returns and other material Tax Returns required to have been filed by each Group Company have been timely filed (taking into account applicable extensions of time to file), and all such Tax Returns are true, complete and correct in all material respects.  Except as set forth in Section 2.16(a) of the Company Disclosure Schedule, all Taxes due and owing by each Group Company (whether or not shown on any Tax Return) have been timely paid.  Except as set forth in Section 2.16(a) of the Company Disclosure Schedule, no Group Company is currently the beneficiary of an extension of time within which to file any Tax Return required to be filed.

(b)           Except as set forth in Section 2.16(b) of the Company Disclosure Schedule, no audits or other Proceedings are in progress, pending or, to the Knowledge of the Company, threatened with regard to any Taxes or Tax Returns of, or with respect to, any Group Company.  Neither the Equityholders nor any Group Company has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request that is pending with any Governmental Authority that relates to Taxes or Tax Returns of any Group Company.  Except as set forth in Section 2.16(b) of the Company Disclosure Schedule, no power of attorney granted by any Group Company with respect to any Taxes is currently in force.  No written claim has ever been made by a Governmental Authority in a jurisdiction where any Group Company does not file Tax Returns that such Group Company is or may be subject to taxation in such jurisdiction.

(c)           There are no waivers or extensions of any statute of limitations currently in effect with respect to a Tax assessment or deficiency of any Group Company.

(d)           There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of any Group Company.

(e)           Except as set forth in Section 2.16(e) of the Company Disclosure Schedule, the Unpaid Taxes of the Group Companies did not, as of the date of the Latest Balance Sheet, exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto) and will not exceed that reserve as adjusted for operations and transactions entered into in the ordinary course of business through the Closing Date in accordance with the past custom and practice of the Group Companies in filing its Tax Returns.  Since the date of the Unaudited Financial Statements, no Group Company has incurred any liability for Taxes arising from extraordinary gains or losses from sales or exchanges of assets that are outside the Ordinary Course.

(f)            The Company has provided to Purchaser true, correct and complete copies of each of the income Tax Returns of each Group Company and all other material Tax Returns relating to each Group Company filed with respect to taxable years beginning on or after January 1, 2012.

(g)           Except as set forth in Section 2.16(g) of the Company Disclosure Schedule, each Group Company has timely and properly withheld (i) all required amounts from payments to its employees, agents, contractors, equityholders, lenders and other Persons and (ii) all sales, use, ad valorem, and value added Taxes.  Each Group Company timely remitted and reported all withheld Taxes to the proper Governmental Authority in accordance with all applicable Laws.

(h)           No Group Company is a party to nor bound by any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than Contracts or other agreements entered into in the Ordinary Course the primary purpose of which is not related to Taxes).

(i)            No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, other than the accounting method for deferred rent, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. Law) executed on or prior to the Closing Date, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. Law), (v) installment sale or open transaction disposition made on or prior to the Closing Date, (vi) prepaid amount or any other income eligible for deferral under the Code or Treasury Regulations promulgated thereunder (including, without limitation, pursuant to Section 455 of the Code, Treasury Regulations Section 1.451-5 and Revenue Procedure 2004-34, 2004-33 I.R.B. 991) received on or prior to the Closing Date, (vii) election made under Section 108(i) of the Code prior to the Closing, or (viii) any similar election, action, or agreement that would have the effect of deferring any material liability for Taxes of any Group Company from any period ending on or before the Closing Date to any period ending after such date.

(j)            No Group Company (and no predecessor of such Group Company) (i) has ever been a member of a combined, consolidated, affiliated or unitary group for Tax purposes (other than an affiliated group that includes the Group Companies) and (ii) has any liability for Taxes of any Person (other than other members of an affiliated group that includes the Group Companies) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or non-U.S. Law), as a transferee or successor, by Contract, or otherwise (other than as a result of Contracts or other agreements entered into in the Ordinary Course the primary purpose of which is not related to Taxes).

(k)           No Group Company is a party to, has participated in, or is currently participating in, a “listed transaction” (as defined in Section 6707A(c)(2) the Code and Treasury Regulations Section 1.6011-4(b)(2).

(l)            No Group Company has a permanent establishment or conduct business through any branch other than its country of formation.

(m)          No Group Company has within the past two (2) years been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code and the Treasury Regulations promulgated thereunder.

(n)           Except as set forth in Section 2.16(n) of the Company Disclosure Schedule, no Group Company has ever been party to any joint venture, partnership or other arrangement or Contract filing Tax Returns or otherwise treated as a partnership for federal income Tax purposes.

(o)           No Group Company is (or has been during the applicable period specified in Section 897(c)(1)(A)(ii)) a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code.

(p)           No Group Company is subject to a Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of the transactions contemplated by this Agreement.

(q)           Except as set forth in Section 2.16(q) of the Company Disclosure Schedule, the Company and each U.S. Subsidiary of the Company is (and always has been) taxed as a C corporation for U.S. federal income Tax purposes.  Each non-U.S. Subsidiary of the Company is (and always has been) taxable as a corporation that is classified as a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for U.S. federal income Tax purposes and has comparable status under the Laws of any state or local jurisdiction in which it is required to file any Tax Return.  Section 2.16(q) of the Company Disclosure Schedule accurately lists all jurisdictions in which each non-U.S. Subsidiary of the Company is required to file Tax Returns.

(r)            No non-U.S. Subsidiary of the Company (i) has recognized (nor is expected to recognize) any material amount of “subpart F income” as defined in Code Section 952 and (ii)

has investments in “United States property” within the meaning of Code Section 956.  No non-U.S. Subsidiary owns (or has ever owned) any interest in “United States real property” within the meaning of Code Section 897.  No non-U.S. Subsidiary of the Company is (or has ever been) a passive foreign investment company (“PFIC”) within the meaning of Code Section 1297 and will not be a PFIC as of the Closing Date assuming that the taxable year of each non-U.S. Subsidiary ended as of the Closing Date.

Section 2.17          Environmental Matters.  Except as set forth in Section 2.17 of the Company Disclosure Schedule:

(a)           Each Group Company is, and at all times during the past five (5) years each Group Company and any predecessor to the business of such Group Company has been, in compliance in all material respects with all applicable Environmental Laws, and to the Knowledge of the Company there are no conditions or circumstances that would reasonably be expected to (i) prevent the continued compliance of each Group Company with Environmental Laws or (ii) require additional material capital improvement expenditures in order to maintain the continued compliance of any Group Company with Environmental Laws.

(b)           Each Group Company possesses all Permits required under applicable Environmental Laws to be possessed by it with respect to the conduct of its business as presently conducted, and, as of the date hereof, is in compliance in all material respects with the requirements of such Permits.  No Group Company or any of its Affiliates has disposed of, or arranged to dispose of, any Hazardous Substances in a manner, or to a location that would reasonably be expected to result in a material liability to any Group Company under any Environmental Laws.

(c)           During the past five (5) years, no Group Company or any of its respective Affiliates has received any written or, the Knowledge of the Company, oral notice from any Governmental Authority that alleges that any of the Group Companies or any of their present or former Affiliates is in violation of any Environmental Law or has or may have any liability arising under, or is subject to any investigation by any Governmental Authority regarding, applicable Environmental Laws, the subject of which is unresolved.

(d)           Neither the Group Companies nor any of their respective Affiliates is subject to any (i) outstanding judgment, order or decree of any Governmental Authority under Environmental Laws with respect to which any Group Company has any future liability or obligations or (ii) any Contract pursuant to which any Group Company or any of its Affiliates have accepted responsibility for the investigation, removal or remediation of (or pay for the cost of investigating, removing and/or remediating) Hazardous Materials at the Leased Real Property or any other property.

Section 2.18          Compliance with Law; Permits.

(a)           Except as set forth in Section 2.18(a) of the Company Disclosure Schedule, each Group Company is, and during the last four (4) years each Group Company, in compliance with all applicable Laws, except for violations that would not reasonably be expected to have, individually or in the aggregate, a material impact on the Group Companies or the business of the Group Companies, in each case taken as a whole.  Except as set forth in Section 2.18(a) of the Company Disclosure Schedule, no Group Company has received any written or, to the Knowledge of the Company, oral notice from any Governmental Authority within the last four (4) years to the effect that (i) any Group Company is not in compliance with, or any Group Company or any predecessor to the business of such Group Company has in the past not been in compliance with, any applicable Laws or (ii) any Governmental Authority intends to initiate any Proceeding against any Group Company or any of its assets or properties, in the case of this clause (ii), which could reasonably be expected to result in any material Liability to the Group Companies.

(b)           The Group Companies are in possession of all franchises, authorizations, accreditations, licenses, permits, certificates, approvals, clearances, variances, waivers, consents, registrations, certificates of authority, Orders or similar rights issued, granted or obtained by or from any Governmental Authority (collectively, “Permits”) that are necessary for the Group Companies, and each of them, to own, lease and operate its assets and properties and conduct its and their business as currently conducted in compliance in all material respects with applicable Law and any Orders applicable to the Group Companies, or any of them, or any of their respective assets or properties (collectively, the “Company Permits”).  Section 2.18(b)(i) of the Company Disclosure Schedule sets forth an accurate and complete list of the Company Permits.  Each of the Company Permits is in full force and effect and no Group Company is not in default of or violation in any material respect under any of the Company Permits.  No suspension, cancellation or modification is pending or, to the Knowledge of the Company, threatened, with respect to any of the Company Permits.  The Company has provided to Purchaser true, correct and complete copies of each Company Permit, including all amendments, waivers, supplements or modifications thereto.  Except as set forth in Section 2.18(b)(ii) of the Company Disclosure Schedule, no Permit held by any Group Company within the last five (5) years has been revoked, or, to the Knowledge of the Company, is threatened to be revoked or otherwise terminated or adversely modified.  Certain Group Companies provide services that are subject to the jurisdiction of the Federal Communications Commission and certain State PUCs.  The Group Companies have determined that they do not currently provide any “Telecommunications Service” as defined in Section 3(53) of the Communications Act, 47 U.S.C. Sec. 153, and that determination has not been challenged by the Federal Communications Commission.

Section 2.19          Employee Benefit Plans.

(a)           Section 2.19(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each Company Benefit Plan.  Section 2.19(a) of the Company Disclosure Schedule separately sets forth each Company Benefit Plan provided under the contract with TriNet Group, Inc. (the “PEO Contract”).

(b)           Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Benefit Plan for any period for which such Company Benefit Plan would not otherwise be covered by an IRS determination and, to the Knowledge of the Company, no event or omission has occurred that would cause any Company Benefit Plan to lose such qualification.

(c)           Each Company Benefit Plan is, and has been operated in material compliance with applicable laws and regulations and is and has been administered in all material respects in accordance with applicable Law and with its terms.  No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any fiduciary or service provider thereof, and, to the Knowledge of the Company, there is no reasonable basis for any such litigation or proceeding.  All payments and/or contributions required to have been made with respect to all Company Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Company Benefit Plan and applicable Law.

(d)           No Company Benefit Plan is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which any Group Company or any of its ERISA Affiliates could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(e)           No Group Company or any ERISA Affiliate of any Group Company has ever maintained any Company Benefit Plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a Multiemployer Plan.

(f)            None of the Company Benefit Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and no Group Company has ever promised to provide such post-termination benefits.

(g)           Each Employee Plan may be amended, terminated, or otherwise modified by the applicable Group Company to the greatest extent permitted by applicable Law.  No Group Company or any ERISA Affiliate of any Group Company has announced its intention to modify or terminate any Company Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Plan.  Each asset held under each Company Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.

(h)           Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.  No payment to be made under any Company Benefit Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(i)            Section 2.19(i) of the Company Disclosure Schedule sets forth a list of each Company Benefit Plan that is subject to the laws of any jurisdiction outside the United States, identifying in each case the relevant jurisdiction.

(j)            Except as set forth in Section 2.19(j) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and each other Transaction Document to which it will be a party, the performance by the Company of this Agreement and each such Transaction Document, and the consummation of the transactions contemplated hereby and thereby will not (either alone or in combination with another event)  (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of any Group Company or any of its ERISA Affiliates; (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of any Group Company or any of its ERISA Affiliates.

(k)           The representations made in this Section 3.19 with respect Company Benefit Plans provided by the PEO Contract shall be treated as qualified by “to the Knowledge by the Company”.

Section 2.20          Employees; Labor Relationships.

(a)           Section 2.20(a)(i) of the Company Disclosure Schedule sets forth all of the employees of the Group Companies (the “Employees”) as of the date of this Agreement, and for each such Employee the Company has provided to Purchaser the following information: name, job title, Fair Labor Standards Act designation, current base compensation and visa and green card application status.  Section 2.20(a)(ii) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other servants or agents employed or used with respect to the operation of the business of the Group Companies and classified by the Group Companies as other than employees or compensated other than through wages paid by the Group Companies through its payroll department and reported on a form W-4 showing for each worker such individual’s role in the business, fee or compensation arrangements and other contractual terms with the Group Companies.  To the Knowledge of the Company, no Employee is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way adversely affects or restricts the performance of such Employee’s duties.  Except as provided in the Employment Agreements set forth in Section 2.15(a) of the Company Disclosure Schedule pursuant to Section 2.15(a)(xiv), all employees of the Group Companies are employees at will.

(b)           Except as set forth in Section 2.20(b) of the Company Disclosure Schedule, to the Knowledge of the Company, each Employee is (i) a United States citizen, (ii) a lawful permanent resident of the United States or (iii) an alien authorized to work in the United States either specifically for a Group Company or for any United States employer.  Each Group Company has completed a Form I-9 (Employment Eligibility Verification) for each Employee and each such Form I-9 has since been updated as required by applicable Law and is correct and complete in all material respects.  With respect to each Employee, an authorized official of a Group Company has reviewed the original documents relating to the employment eligibility and authorization of such Employee to be employed in the United States in compliance with applicable Law and such documents appeared, to such official, to be genuine on their face.

(c)           Each Group Company (i) is, and during the last five (5) years each Group Company and any predecessor to the business of such Group Company has been, in compliance in all material respects with all Laws relating to labor and employment, fair employment practices, work place safety and health, terms and conditions of employment, wages and hours; and (ii) is not delinquent in any payments to any employee or contingent worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or contingent workers.

(d)           No Group Company is a party to, or bound by, any collective bargaining or other Contract with a labor organization representing any of the Employees.  No union or other collective bargaining unit, employee organizing entity, works council or employee representative has been certified or recognized by the National Labor Relations Board, any Governmental Authority or any Group Company as representing any of the Employees.  There are no controversies pending or threatened between any Group Company, on the one hand, and any of its Employees (or former employees), or any labor union or other collective bargaining unit representing any of their Employees, on the other hand.  To the Knowledge of the Company, there has not occurred any attempt to organize or represent the labor force of any Group Company in the past three (3) years.  No Group Company has experienced any strike, walkout, strike, union activity, picketing, work stoppage, work slowdown, lockout, sit-in, grievance, labor dispute, boycott, collective bargaining dispute or any other similar occurrence in the last three (3) years and, to the Knowledge of the Company, none of the foregoing have been threatened in the past three (3) years.

(e)           No Order of or Proceeding by any Governmental Authority or employee or former employee with respect to any Group Company in relation to any actual or alleged violation of any employment-related Laws is pending or, to the Knowledge of the Company, threatened, nor has any Group Company received any written or, to the Knowledge of the Company, oral notice from any Governmental Authority indicating an intention to conduct the same.  No Group Company is a party to or otherwise bound by any consent decree, settlement or conciliation agreement with any Governmental Authority relating to prospective, current or former employees or employment practices.

(f)            In the past year, no Group Company has implemented any “plant closing,” “business closing,” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification (WARN) Act and the rules and regulations promulgated thereunder or any similar state, local or foreign Law or regulation affecting any site of employment of any Group Company or one or more facilities or operating units within any site of employment or facility of any Group Company, and, during the ninety (90)-day period preceding the date hereof, no employee has suffered an “employment loss,” with respect to any Group Company as defined in the WARN Act.

(g)           No Group Company is subject to any affirmative action obligations under any Law, including without limitation, Executive Order 11246, and is not a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including without limitation, the Service Contracts Act or prevailing wage Laws.

Section 2.21          Insurance Policies.  Section 2.21(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all insurance policies maintained by the Group Companies.  The Company has provided to Purchaser accurate and complete copies of such insurance policies, including all amendments, waivers, supplements or modifications thereto.  Such insurance policies are currently effective, and the Group Companies do not rely on self-insurance (other than customary deductibles, co-insurance and retentions).  All premiums with respect to such insurance policies are currently paid in accordance with the terms of such policies and are not subject to renegotiation or retroactive adjustment (except for adjustments based on worker’s compensation payroll adjustments).  Each Group Company is in compliance in all material respects with all other terms and conditions of such insurance policies and (a) no material dispute with any insurance carrier exists with respect to the scope of any insurance coverage, (b) no Group Company has received any written notice of cancellation, termination non-renewal or reduction in coverage and (c) no Group Company has received any written refusal of coverage or any written notice that a defense will be afforded with reservation of rights (other than a general reservation of rights with respect to a claim that, to the Knowledge of the Company, is a covered claim).  No Group Company has received notice that any carrier that provides any insurance policies maintained by any Group Company is insolvent.  All claims reportable under any insurance policy maintained by the Group Companies have been reported in a timely manner, and an accurate and complete list of material insurance claims covering the period since December 31, 2014 and through the date of this Agreement is attached to Section 2.21(b) of the Company Disclosure Schedule.

Section 2.22          Transactions with Related Persons.  Except as set forth in Section 2.22 of the Company Disclosure Schedule, no manager, officer, director (or equivalent) or equityholder of any Group Company, no Affiliate of any Group Company, no member of the “immediate family”, as such term is defined under Rule 16a-1(e) of the Securities Exchange Act of 1934) of any such Person (or, solely with respect to any such equityholder or Affiliate that is an entity, any member of the “immediate family” of any partner, manager, officer, director (or equivalent) or equityholder of such entity), and no corporation, partnership, limited liability company or other entity in which any of such Persons has a direct or indirect interest in more than ten percent (10%) of any class of the Equity Interests of such entity or the profits of such entity, has:

(a)           any interest (other than as a holder of not more than three percent (3%) of the issued and outstanding publicly traded securities of an entity in which such Person is a passive investor with no involvement in the management or operations thereof) in any Person engaged in the business conducted by the Group Companies;

(b)           purchased any goods or services from, or sold or furnished any goods or services (including management services) to, any Group Company;

(c)           a beneficial interest in any Contract to which any Group Company is a party or by which any Group Company or any of its assets or properties may be bound or affected (except, with respect to employees of a Group Company, for written employment contracts listed in Section 2.15(a) of the Company Disclosure Schedule pursuant to Section 2.15(a)(xiv)); or otherwise receives any rights or benefits from, or is the beneficiary of any obligations of, any Group Company (except, with respect to employees of a Group Company, for employment-

related obligations incurred in the Ordinary Course on arms-length terms that are fair to the Group Companies); or

(d)           any interest or claim against any Group Company or any of its assets or properties which would reasonably be expected to materially and adversely affect the Group Company’s assets or properties or title to or right to use its assets or properties, or to conduct the business of the Group Companies as previously and presently conducted.

Except as set forth in Section 2.22 of the Company Disclosure Schedule, no assets or properties (whether tangible or intangible) of any of the Persons described in this Section 2.22 are used by the Group Companies in the conduct of the Group Companies’ business.

Section 2.23          Absence of Certain Practices.  No Group Company and none of its employees, managers, officers, directors (or equivalent), equityholders, representatives or agents, has, directly or indirectly, made, given or incurred or agreed to make, give or incur any contribution, payment, gift or entertainment or other expense or similar benefit to any customer, vendor, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business or operations of any Group Company (or assist any Group Company in connection with any actual or proposed transaction relating to the business of the Group Companies), (a) that subjected or would reasonably be expected to subject any Group Company to any damage or penalty in any criminal or governmental Proceeding, (b) that subjected or would reasonably be expected to subject any Group Company to any adverse consequences with any Governmental Authority or regarding the ability of the Group Companies, or any of them, to continue doing business as it is currently conducted by the Group Companies, or any of them, or (c) that in case of a payment made directly or indirectly to an official or employee of any Governmental Authority, constitutes an illegal bribe or kickback (or if made to an official or employee of a foreign government, is unlawful under the Foreign Corrupt Practices Act of 1977, as amended) or, in the case of a payment made directly or indirectly to a Person other than an official or employee of a government or Governmental Authority, constitutes an illegal bribe, illegal kickback or other illegal payment under any Law of the United States or under the Law of any other Governmental Authority that could subject the payor to a criminal penalty or the loss of a license or privilege to engage in a trade or business.

Section 2.24          Bank Accounts.  Section 2.24 of the Company Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which any Group Company maintains any deposit or checking account, the account numbers of all such accounts and the names of all persons authorized to draw thereon or make withdrawals therefrom.

Section 2.25          Power of Attorney.  Section 2.25 of the Company Disclosure Schedule sets forth sets forth a true, correct and complete list of the names of all Persons holding general or special powers of attorney from any Group Company and a summary of the terms thereof.

Section 2.26          Books and Records.  The minute books of each Group Company contain accurate records of all meetings and other corporate actions of the board of directors, any committees thereof and of the equityholders of such Group Company for the period of at least the last four (4) years.

Section 2.27          Brokers.  No agent, broker, finder or investment or commercial banker or other Person engaged by or acting on behalf of any Group Company, any Shareholder or any of their respective representatives or Affiliates in connection with the negotiation, execution or performance of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, is or will be entitled to any brokerage or finder’s or similar fee or other commission from any Group Company as a result of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

Section 2.28          No Other Representations or Warranties; Schedules.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY CONTAINED IN THIS ARTICLE II OR IN THE OTHER TRANSACTION DOCUMENTS, NEITHER THE COMPANY NOR THE EQUITYHOLDERS MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY REGARDING ANY GROUP COMPANY OR ITS BUSINESS, ASSETS OR LIABILITIES, AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATIONS OR WARRANTIES.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT, PURCHASER AND MERGER SUB

As a material inducement to the Company to enter into this Agreement and to consummate the Transactions, each of Parent, Purchaser and Merger Sub, jointly and severally, hereby represents and warrants to the Company and the Equityholders as follows:

Section 3.1            Existence; Good Standing.  Parent, Purchaser and Merger Sub are corporations duly incorporated, validly existing and in good standing under the laws of the State of Delaware, the State of Virginia and the State of Delaware, respectively, and have all required corporate power and authority to own or lease their respective properties and assets and to conduct its business as presently conducted.  Purchaser is duly licensed or qualified to do business as a foreign entity and is in good standing under the laws of each other jurisdiction in which such licensing or qualification is necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement and any other Transaction Documents to which it will be a party or to consummate the transactions contemplated hereby and thereby.

Section 3.2            Authority; Enforceability.

(a)           Each of Parent, Purchaser and Merger Sub has all required power and authority to execute and deliver this Agreement and the other Transaction Documents to which it will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Parent, Purchaser and Merger Sub of this Agreement and the other Transaction Documents to which each such Person will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all required action on the part of Parent, Purchaser and Merger Sub.

(b)           This Agreement has been duly and validly executed and delivered by each of Parent, Purchaser and Merger Sub and each other Transaction Document to which Parent, Purchaser or Merger Sub will be a party will be, at and as of the Closing, duly and validly executed and delivered by Parent, Purchaser or Merger Sub, as applicable, and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes, and each such Transaction Document will constitute, a legal, valid and binding obligation of Parent, Purchaser or Merger Sub (to the extent that they are a party thereto), enforceable against Parent, Purchaser and Merger Sub (to the extent that they are a party thereto) in accordance with its terms, except for the Equitable Exceptions.

Section 3.3            No Conflicts.  Except as set forth in Section 3.3 of the Purchaser Disclosure Schedule, the execution and delivery of this Agreement by Parent, Purchaser and Merger Sub does not, the execution and delivery of the other Transaction Documents to be executed and delivered by Parent, Purchaser and Merger Sub will not, and the consummation of the transactions contemplated by this Agreement and such other Transaction Documents to which Parent, Purchaser or Merger Sub will be a party will not (a) violate Parent’s, Purchaser’s or Merger Sub’s Organizational Documents, respectively, (b) violate any Law applicable to Parent, Purchaser or Merger Sub or (c) solely with respect to Purchaser, with or without the passage of time or the giving of notice, or both, violate, conflict with or result in a breach of the terms or conditions or provisions of, or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under, or result in or give rise to a right of termination, modification, acceleration or cancellation of any obligation under, any Contract to which Purchaser is a party or by which it or its properties or assets are bound.

Section 3.4            Consents.  Except as required under the HSR Act or as set forth in Section 3.4 of the Purchaser Disclosure Schedule, no notice to or consent of or with any Governmental Authority or third Person is required to be obtained by Parent, Purchaser or Merger Sub in connection with its execution and delivery of this Agreement or the other Transaction Documents to which it will be a party or the performance of its obligations hereunder or thereunder.

Section 3.5            Litigation.  There is no Proceeding pending or, to the Knowledge of Purchaser, threatened against Parent, Purchaser or Merger Sub that (a) questions the validity of this Agreement or any other Transaction Document to which Parent, Purchaser or Merger Sub will be a party or any action taken or to be taken by Parent, Purchaser or Merger Sub in connection herewith or therewith, (b) seeks to enjoin the consummation of the transactions contemplated by this Agreement or such other Transaction Documents or (c) which would reasonably be expected to have, individually or together with any other such Proceedings, a material adverse effect on the ability of Parent, Purchaser or Merger Sub to consummate the transactions contemplated by this Agreement and such other Transaction Documents.

Section 3.6            Sufficiency of Funds.  Immediately prior to the Closing, Purchaser will have sufficient cash on hand or other sources of immediately available funds to enable Purchaser to pay the Merger Consideration and consummate the transactions contemplated by this Agreement on the Closing Date.

Section 3.7            No Prior Merger Sub Operations.  Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

Section 3.8            Brokers.  No agent, broker, finder or investment or commercial banker, or other Person engaged by or acting on behalf of Purchaser or any of Purchaser’s representatives or Affiliates in connection with the negotiation, execution or performance of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, is or will be entitled to any brokerage or finder’s or similar fee or other commission as a result of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

Section 3.9            No Other Representations or Warranties.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF PARENT, PURCHASER AND MERGER SUB CONTAINED IN THIS ARTICLE III OR THE REPRESENTATIONS AND WARRANTIES OF PARENT, PURCHASER OR MERGER SUB, AS APPLICABLE, CONTAINED IN IN THE OTHER TRANSACTION DOCUMENT OR IN ANY DOCUMENT DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS, NEITHER PARENT, PURCHASER NOR MERGER SUB MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND EACH OF PARENT, PURCHASER AND MERGER SUB HEREBY DISCLAIMS ANY SUCH REPRESENTATIONS OR WARRANTIES.

Section 3.10          Non-Reliance on Other Information.  In connection with any investigation by Purchaser of the Group Companies, Purchaser has received or may receive from the Company and/or other Persons on behalf of the Company information regarding the Group Companies in written or verbal communications other than the representations and warranties contained herein, including without limitation certain estimates, projections, forward-looking statements and other forecasts and certain business plan information.  Parent, Purchaser and Merger Sub do hereby waive and disclaim any reliance on any and all such information, and accordingly, each of Parent, Purchaser and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company has made any representation or warranty with respect to such information other than as set forth in this Agreement.  Without limiting the foregoing, each of Parent, Purchaser and Merger Sub acknowledges that there are uncertainties inherent in all such estimates, projections, forward-looking statements and other forecasts and plans, that each of Parent, Purchaser and Merger Sub is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forward-looking statements and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forward-looking statements, forecasts or plans), and that none of Parent, Purchaser or Merger Sub will have any claim against the Company, the Equityholders, any of their respective Affiliates or any other Person with respect thereto.

ARTICLE IV
PRE-CLOSING COVENANTS

Section 4.1            Conduct of the Company.  Except: (a) as set forth in Section 4.1 of the Company Disclosure Schedule, (b) to the extent required under this Agreement, (c) to the extent required by applicable Law (after consultation with Purchaser) or (d) as otherwise consented to by Purchaser in writing (such consent to not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until the earlier of the Closing or a valid termination of this Agreement pursuant to Section 7.1 (the “Pre-Closing Period”) the Company shall, and shall cause each other Group Company to, (x) conduct its business in the Ordinary Course, (y) use commercially reasonable efforts to (A) preserve substantially intact its present business organization and its relationships with customers, suppliers and others having business dealings with it and (B) keep available the services of the present managers, officers and significant employees of the Group Companies and (z):

(i)            not declare, set aside or pay any dividend or distribution in respect of any capital of any Group Company (except dividends and distributions paid in cash prior to the Closing from funds legally available for distribution), or redeem, purchase or otherwise acquire any securities of any Group Company;

(ii)           not permit any Lien to encumber any of its assets, or otherwise subject any such assets to any Lien, other than (i) Permitted Liens or (ii) any Lien to be removed at or prior to Closing;

(iii)          not issue, grant, sell or encumber any Equity Interest in any Group Company, or any right relating thereto, or make any other changes in the equity capital structure of any Group Company;

(iv)          not make any capital expenditures except in amounts not to exceed Fifty Thousand Dollars ($50,000) in the aggregate for all of the Group Companies, or fail to make or materially delay any necessary capital expenditures, other than capital expenditures that are reflected in the Company’s budget or have already been planned and such plans were disclosed to Purchaser prior to the date hereof;

(v)           not hire any new officer-level employees that will continue to be employees of any Group Company following the Closing (other than to fill vacancies created by the termination of employment of current management-level employees);

(vi)          not enter into any new Contract, business arrangement or relationship that would be required to be set forth in Section 2.22 of the Company Disclosure Schedule (unless the same will be terminated on or before the Closing without liability, after the Closing, to any Group Company);

(vii)         not make any change in its annual accounting period;

(viii)        not cancel any debts owed to or claims held by it, other than in the Ordinary Course;

(ix)          not take any action or fail to take any action that would reasonably be expected to result in any of the representations and warranties of the Company set forth in Section 2.8 becoming not true and correct in all material respects (in the case of representations and warranties not qualified as to materiality or Material Adverse Effect) or true and correct in all respects (in the case of representations and warranties qualified as to materiality or Material Adverse Effect) as of the Closing; and

(x)           not make or change any material Tax election, file any amended Tax Return, enter into any closing agreement or similar agreement with respect to Taxes, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, make or request any Tax ruling, enter into any Tax sharing or similar agreement or arrangement, enter into any transactions that are reasonably expected to give rise to a deferred gain or loss, or settle any audit or other Proceeding or claim with respect to Taxes; and

(xi)          not enter into any Contract or otherwise become obligated to do any action prohibited under the foregoing clauses (i) — (x).

Section 4.2            Control of Operations.  Nothing contained in this Article IV shall give Purchaser, directly or indirectly, the right to control or direct the operations of any Group Company prior to the Closing.  Prior to the Closing, each Group Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 4.3            Regulatory and Other Approvals.

(a)           During the Pre-Closing Period, each Party shall, and shall cause its Affiliates to, in a timely manner and subject to the terms and conditions of this Section 4.3, use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable, and execute and deliver documents reasonably necessary upon reasonable request, to carry out the provisions of this Agreement, consummate the Closing hereunder and make effective the transactions contemplated by this Agreement, including all filings with any Governmental Authority (including the HSR Act filings discussed in Section 4.3(c)) and obtaining all necessary waivers, consents and approvals from any Governmental Authority.

(b)           Without limiting the generality of Section 4.3(a), during the Pre-Closing Period (i) the Company shall, and shall cause the other Group Companies to use commercially reasonable efforts to (A) obtain all consents, approvals, waivers, orders, Permits and authorizations of, and make all registrations, applications, qualifications, designations, declarations, filings and notifications with or to, each Governmental Authority necessary in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby (collectively, the “Governmental Approvals”) and (B) obtain all consents, waivers, approvals and authorizations of counterparties under the Contracts to which any of the Group Companies are a party or by which any of their respective assets or properties are bound which are required under the terms and conditions of such Contracts to be obtained in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, other than such consents, waivers, approvals and authorizations not required by Purchaser as set forth in a written notice (collectively, the “Contract Consents”), (ii) Purchaser shall use all commercially reasonable efforts to obtain all Governmental Approvals to which Purchaser is required to be the applicant of record and (iii) Purchaser shall, upon written request from the Company, use commercially reasonable efforts to assist the Group Companies in connection with such matters in the manner so requested; provided, however, that such assistance shall not require Purchaser to (A) expend any out-of-pocket costs or expenses (other than costs of counsel and other advisors to Purchaser incurred in providing information and otherwise cooperating with the Group Companies), (B) provide any other financial accommodation by way of guarantee, security deposit, letter of credit or otherwise or (C) agree to any material or commercially unreasonable amendment, alteration, modification or waiver of or with respect to any Permit or Contract in order to obtain such Governmental Approvals or Contract Consents.  Notwithstanding any other provision of this Agreement, including the foregoing provisions of this Section 4.3, no Group Company shall enter into any Contract that places additional obligations or limitations on Purchaser or any of the Group Companies following the Closing as a condition for obtaining any Contract Consent or Governmental Approval, except with the prior written consent of Purchaser, and Purchaser shall not be required to consent to any divestiture or other structural or conduct relief applicable to the assets, properties or business of any Group Company or the business of Purchaser and its Affiliates.  Except to the extent that Governmental Approvals require Purchaser to make submissions as applicant of record, the Company shall have primary responsibility to make application for and to pursue the grant of each of the Governmental Approvals and Contract Consents.

(c)           The Parties shall file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), in each case pursuant to the HSR Act (i) the notification and report form, if any, required for the transactions contemplated hereby, which form shall be filed not later than five (5) Business Days following the date of this Agreement, (ii) any supplemental information requested in connection therewith, which information shall be filed as soon as reasonably practicable after the request therefor, and (iii) use their respective commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act.  Any such notification and report form and supplemental information shall be in compliance in all material respects with the requirements of the HSR Act.

(d)           Subject to applicable Laws relating to the exchange of information, the Company, on the one hand, and Purchaser, on the other hand, shall furnish to the other such necessary information and reasonable assistance as any Party may reasonably request in connection with preparation of the notices and requests referred to in this Section 4.3 and any filing or approval process that is necessary to obtain any Governmental Approvals.  Except to the extent limited by applicable Law, the Company , on the one hand, and Purchaser, on the other hand, shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority in connection with this process, (ii) furnish the other with copies of all correspondence and communications between such Party and its Affiliates and their respective representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby (excluding documents and communications which are subject to preexisting confidentiality agreements and to attorney client privilege), (iii) provide each other the right to review in advance, and to the extent applicable consult with each other on, all the information that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with this Agreement and the transactions contemplated hereby (in exercising the foregoing right, each of the parties shall act reasonably and as promptly as reasonably practicable) and (iv) comply as promptly as reasonably practicable and in any event in accordance with applicable Law with any such inquiry or request.

(e)           Notwithstanding the foregoing, nothing in this Section 4.3 shall obligate any Party to waive or amend any condition set forth in Article VI or any underlying representation, warranty, covenant or agreement.

Section 4.4            Access.  During the Pre-Closing Period, the Company shall (a) provide to Purchaser and the employees, officers, directors, agents or representatives of Purchaser (collectively, the “Purchaser Representatives”), upon reasonable prior notice to the Company, reasonable access, during normal business hours, and in such a manner as not to unreasonably interfere with the conduct of any Group Company’s business, to (i) the facilities, assets, properties, books and records of each Group Company and (ii) the employees, managers, officers, directors (or equivalent), agents or representatives of each Group Company (collectively, the “Company Representatives”), and (b) furnish to Purchaser and the Purchaser Representatives such documents, additional financial and operating data and other information related to the business of the Group Companies, or any of them, as Purchaser and the Purchaser Representatives may reasonably request.  Notwithstanding the foregoing, none of the Group Companies shall be required to afford such access or information (i) if doing so would constitute a violation of Law or (ii) if the Company reasonably determines after consultation with counsel that doing so would reasonably be expected to result in the loss of privilege to any Group Company (in which case the Company shall promptly notify Purchaser of the potential for such loss of privilege and, unless Purchaser agrees in writing otherwise, the Company shall use its commercially reasonably efforts to cooperate with Purchaser to facilitate Purchaser’s access to such information prior to the Closing in such manner as would not reasonably be expected to result in such loss of privilege).  From the date hereof until the Closing, except as otherwise expressly contemplated hereby, neither Purchaser nor any Purchaser Representatives shall initiate any contact or other communication with the employees, customers or suppliers of any Group Company about the Group Companies or their respective assets, properties, operations or businesses or in connection with the transactions contemplated by this Agreement or the other Transaction Documents without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed); provided, however, that (x) Purchaser and its Affiliates may contact and communicate with their employees, customers, suppliers and other business relations about their assets, properties, operations and businesses, and (y) if Purchaser, any of its Affiliates, or any of their respective Representatives is contacted by, or receives any communication from, any employee, customer, supplier, or other business relation of a Group Company about any of the Group Companies, their respective assets, properties, operations, or businesses, or the transactions contemplated by this Agreement or the other Transaction Documents, then Purchaser, such Affiliate, or such Representative shall use commercially reasonable efforts to respond in manner designed to limit the communications insofar as they are about any of the Group Companies, their respective assets, properties, operations or businesses or the transactions contemplated by this Agreement or the other Transaction Documents to what

Purchaser, the Company or their respective Affiliates have publicly announced in respect of the transactions contemplated by this Agreement or the other Transaction Documents in accordance with the terms hereof.  Prior to the Closing, all information disclosed by or on behalf of the Group Companies to Purchaser or any of the Purchaser Representatives shall be received and held in accordance with the Confidentiality Agreement.

Section 4.5            Exclusivity.  During the Pre-Closing Period, the Company and the Key Shareholders shall not, and the Company shall cause each of the Company Representatives not to, directly or indirectly, solicit, initiate, encourage, entertain, facilitate or participate in any inquiries, proposals or offers from, discuss or negotiate with, provide any information to, consider the merits of any inquiries, proposals or offers from, or enter into any letter of intent, term sheet or Contract with, any Person (other than Parent, Purchaser and Merger Sub), in each case relating to (a) except as set forth on Schedule 4.5, any sale, assignment or transfer of any of the Shares or Warrants or any direct or indirect interest therein, (b) any merger, consolidation, recapitalization, business combination or other similar transaction involving any Group Company, (c) any sale of any assets or properties of any Group Company outside of the Ordinary Course or (d) any issue by any Group Company of any Equity Interests or other securities (any such transaction referred to in the preceding clauses (a), (b), (c) or (d), an “Alternative Transaction”).  If, during the Pre-Closing Period, any Key Shareholder, any Group Company or any Company Representative receives any inquiry, offer or proposal concerning a proposed Alternative Transaction, such Key Shareholder or the Company, as applicable shall not (and the Company shall cause the other Group Companies and the Company Representatives to not) make any written or oral response to such inquiry, offer or proposal (other than to state that a contractual obligation precludes a substantive response) and shall provide written notice to Purchaser, promptly (and in any event within two (2) Business Days) of receipt of such inquiry, offer or proposal by any Key Shareholder, Group Company or any of the Company Representative, which notice shall include a reasonable description of the material terms and conditions of the proposed Alternative Transaction (including the identity of the Person making the inquiry, offer or proposal) and accurate and complete copies of any documents supplied by such Person in connection with the proposed Alternative Transaction.  The Key Shareholders and the Company shall, and shall cause the other Group Companies and the Company Representatives to, cease immediately any discussions regarding any potential Alternative Transactions that were ongoing as of the date of this Agreement.

Section 4.6            Notification.  During the Pre-Closing Period, the Company, on the one hand, and Purchaser, on the other hand, shall notify the other as soon as reasonably practicable (and in any event within five (5) Business Days) after such Party’s Knowledge Persons become aware of any change, effect, matter, event, fact, condition, circumstance, occurrence or development that, individually or in the aggregate, would reasonably be expected to cause the Party to not be able to satisfy Section 6.1(a) or (b) in the case of the Company or Section 6.2(a) or (b) in the case of Parent, Purchaser or Merger Sub, in each case prior to the Termination Date.  Except as provided in the next sentence, such notice shall not (i) be deemed to supplement or amend the Company Disclosure Schedule or the Purchaser Disclosure Schedule or any such representation and warranty or covenant and agreement of the Company or Purchaser for the purpose of determining whether any of the conditions set forth in the above-referenced sections above have been satisfied or (ii) affect the right of any Purchaser Indemnified Party or Company Indemnified Party to indemnification pursuant to Article VIII.  Notwithstanding the foregoing, to the extent such notice is from the Company and (A) relates to Section 2.10(a)(i) or Section 2.10(a)(ii) of the Company Disclosure Schedule (relating to customers and suppliers), Section 2.9 of the Company Disclosure Schedule (ageing of accounts receivable), Section 2.15 of the Company Disclosure Schedule (relating to Material Contracts, but solely with respect to the additions to or deletions of any Material Contracts arising in the Ordinary Course), Section 2.19 of the Company Disclosure Schedule (relating to employment agreements, but solely with respect to the additions to or deletions of any Contracts thereon arising in the Ordinary Course) or Section 2.21 of the Company Disclosure Schedule (relating to the list of insurance policies, but solely with respect to the additions to or deletions of any insurance policies thereon arising in the Ordinary Course) and (B) the disclosure in such notice is only as to changes that do not result from a non-fulfillment or breach of any covenant of the Company set forth in this Agreement (or, with respect to deletions from Section 2.15 of the Company Disclosure Schedule, that do not result from or relate to any breach or other non-performance of any Contract), from and after the Closing, Purchaser shall be deemed to have waived any and all rights it and all other Purchaser Indemnified Parties may have arising from or relating to a breach of representation or warranty with respect to such sections that is described in such notice (including any right to indemnification pursuant to Article VIII); provided, however, that no such waiver shall apply if and to the extent the breach described in such notice related to the failure of a representation or warranty of the Company to be true and correct on and as of the date of this Agreement.

Section 4.7            Company Cooperation Concerning Financing.  The Company shall from time to time as and when requested by Purchaser cooperate with Purchaser and use its commercially reasonable efforts to cause the Company Representatives, including legal and accounting representatives, to provide all reasonable cooperation requested by Purchaser in connection with Purchaser’s efforts to obtain the Financing, as Purchaser may reasonably request; provided, however, that the Company’s cooperation shall be limited to providing and commenting on information regarding the historical performance of the Group Companies and Purchaser shall be solely responsible for providing and commenting on information concerning the Group Companies and their anticipated performance from and after Closing and in no event shall any Group Company or Company Representative be liable for any act or omission in connection with such assistance that results an inability to obtain the Financing or to obtain certain terms for the Financing.  Without limiting the generality of the foregoing, the Company shall, shall cause the other Group Companies to, and shall use its commercially reasonable efforts to cause the Company Representatives, including legal and accounting representatives, to, at the request of Purchaser:

(a)           participate in meetings (including customary one-on-one meetings with the parties acting as lead arrangers, underwriters or agents for, and prospective lenders and purchasers of, the Financing and senior management and representatives, with appropriate seniority and expertise, of the Company or its Subsidiaries), presentations, drafting sessions, due diligence sessions (including bring-down diligence sessions), and sessions with rating agencies in connection with the Financing;

(b)           furnish Purchaser, as promptly as reasonably practicable following Purchaser’s request, with such pertinent historical financial and operating data information, to the extent reasonably available to the Company regarding the Group Companies, or any of them, and the business of the Group Companies, or any of them, as may be reasonably requested by Purchaser to facilitate the Financing and with information regarding the Group Companies, or any of them, and the business of the Group Companies, or any of them (including information to be used in the preparation by Purchaser of one or more information packages regarding the business, operations, financial projections and prospects of the Group Companies, or any of them, and the business of the Group Companies, or any of them), in each case, which is reasonable and customary for the arrangement of loans contemplated by the Financing and to the extent reasonably available to the Company or the Company Representatives (collectively, the “Required Information”);

(c)           subject to the occurrence of the Closing, executing and delivering, definitive financing documents as may be reasonably and mutually agreed by Purchaser and the Company, including customary certificates (including a solvency certificate), or other documents and instruments relating to guarantees (but not any personal guarantees of any Affiliates of the Company other than the other Group Companies), the pledge of collateral and other matters ancillary to the Financing as may be reasonably requested by Purchaser; provided, however, that no obligation under any such certificate, document or instrument shall be effective until the Closing and, prior to the Closing, no Group Company shall, be required to pay any commitment or other fee or other amount in connection with the Financing;

(d)           permitting Purchaser and the Purchaser Representatives, and the Financing Sources, at the sole cost of Purchaser, to (i) have reasonable access to their respective premises, books and records, during normal business hours and with reasonable prior written notice in accordance with Section 4.4, and (ii) visit and visually inspect any of its and their respective properties during normal business hours and with reasonable prior written notice; and

(e)           providing all documentation and other information about the Company and each of the Group Companies as is reasonably requested in writing by Purchaser that relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act.

Section 4.8            Publicity.  Except and solely to the extent otherwise required by applicable Law or permitted by this Section 4.8, no Party shall make or permit any press release or other public announcement with respect to the existence of or subject matter of this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby without the prior written consent of Purchaser and the Company (prior to the Closing) or Purchaser and the Shareholder Representative (after the Closing).  If Purchaser and the Company (prior to the Closing) or the Shareholder Representative (after the Closing) agree on a press release, then each of the Company, Purchaser and their respective Affiliates may issue further press releases and similar announcements without the consent of Purchaser or the Company or the Shareholder Representative, as applicable; provided that each such press release or similar announcement contains, with respect to the information concerning this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, no more information than is contained in the initial press release.  To the extent any such press release or other public announcement is required by applicable Law, the disclosing party shall provide reasonable advance written notice thereof to Purchaser and the Company (prior to the Closing) or the Shareholder Representative (after the Closing) and consult with the non-disclosing parties concerning the contents of the public announcement.

Section 4.9            Board Recommendation, Shareholder Approval and Shareholder Notice.

(a)           Neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in an manner adverse to Purchaser, the unanimous recommendation of the Company Board that the shareholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger.

(b)           As promptly as practicable (and in no event more than one (1) Business Day) after the execution of this Agreement, the Shareholder Approval shall be obtained by written consent in lieu of a meeting of the Company’s shareholders in accordance with Section 6.202 of the TBOC.  Such consent shall be for the purposes of: (i) adopting this Agreement and approving the Merger and all other transactions contemplated hereby; (ii) acknowledging that the approval given thereby is irrevocable and that such shareholders are aware of their respective rights to demand appraisal for their respective shares pursuant to Subchapter H of Chapter 10 of the TBOC, a copy of which shall be attached thereto, and that such shareholders have received and read a copy of Subchapter H of Chapter 10 of the TBOC; and (iii) acknowledging that by their approval of the Merger and adoption of this Agreement such shareholders are not entitled to appraisal rights with respect to their capital stock in connection with the Merger and thereby waive any rights to receive payment of the fair value of their capital stock under the TBOC.  Under no circumstances shall the Company assert that any approval or consent other than the Shareholder Approval is necessary by its shareholders to approve the Merger or this Agreement.

(c)           As promptly as practicable (and in any case within five (5) days) after the execution of this Agreement, concurrently with the delivery of the Letter of Transmittal, the Company shall mail or deliver to each holder of Company Common Stock or Warrants (i) a notice informing such holder of the approval by the Company Board of this Agreement and of the Merger (and, if then obtained, the Shareholder Approval).  Such notice to any holder of Company Common Stock shall include the notice contemplated by Section 10.355 of the TBOC, together with a copy of Subchapter H of Chapter 10 of the TBOC and such other information as is required under the TBOC to be included therein or that Purchaser and the Company may agree is advisable under the TBOC to be included therein.  Prior to its mailing, the Shareholder Notice shall have been approved by Purchaser, and, following its mailing, no amendment or supplement to the Shareholder Notice shall be made by the Company without the approval of Purchaser.  Each of Purchaser and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as may be required to be included under the TBOC in the Shareholder Notice or in any amendment or supplement thereto, and Purchaser agrees to cause its Representatives to cooperate with the Company in the preparation of the Shareholder Notice and any amendment or supplement thereto.  In addition, the Company shall provide any notices to holders of Warrants required under the terms thereof (including any plan or Contract under which the Warrants were granted) concerning the transactions contemplated by this Agreement and take all necessary actions so that each Warrant, to the extent not exercised prior to the Closing, terminates automatically upon the Closing.

Section 4.10          Joinder Agreements.  As promptly as practicable (and in any case within five (5) days) after the execution of this Agreement, the Company shall mail or deliver to each holder of Company Common Stock a Joinder Agreement substantially in the form attached as Exhibit C, and shall use its commercially reasonable efforts to have each such Joinder Agreement executed and returned to the Company prior to the Closing Date.

Section 4.11          280G Matters.  Before the Closing Date, the Company shall (a) submit to all Persons entitled to vote (within the meaning of the Treasury Regulations under Section 280G of the Code) the material facts concerning all payments and benefits that, in the absence of equityholder approval of such payments and benefits, would constitute “parachute payments” within the meaning Section 280G(b)(2) of the Code (“Parachute Payments”), in form and substance that will satisfy all requirements of Section 280G(b)(5)(B)of the Code and the Treasury Regulations thereunder, and (b) take all necessary actions (including soliciting any required waivers of any such Parachute Payments or other consents from any applicable “disqualified individuals,” within the meaning of the Treasury Regulations under Section 280G of the Code) in order to solicit the approval and consent of all such Persons with respect to any Parachute Payments (the “280G Stockholder Approval”).  Purchaser shall have the right to review and comment on all documents and materials relating to the 280G Stockholder Approval in advance of the 280G Stockholder Approval.

Section 4.12          Universal Service Fund.  Prior to Closing, the Company shall use commercially reasonable efforts to (a) pay any Taxes (including penalties and interest) incurred by the Group Companies in connection with the Universal Service Fund for the years 2007 and 2008, and (b) remit any Taxes withheld by the Group Companies in connection with the Universal Service Fund to the proper Governmental Authority for all taxable years commencing after January 1, 2007.

Section 4.13          Estimated Taxes.  Prior to the Closing, the Company shall use commercially reasonable efforts to pay all estimated Taxes (plus, if applicable, any penalties and interest thereon) for 2015.

ARTICLE V
POST CLOSING COVENANTS

Section 5.1            Further Assurances.  From time to time, as and when requested by any Party, each other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting Party may reasonably deem necessary or desirable (and at the cost and expense of such requesting Party, except to the extent such cost or expense constitutes a Loss for which such Party is entitled to indemnification pursuant to Article VIII) to evidence and effectuate the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.2            Tax Matters.  The following provisions govern the allocation between Purchaser, on the one hand, and the Company and Shareholder Representative, on the other hand, of responsibility for certain Tax matters following the Closing Date:

(a)           Liability for Taxes.

(i)            Equityholder Tax Liabilities.  Following the Closing Date, the Equityholders will be liable for and shall hold each Purchaser Indemnified Party harmless from any and all Indemnified Taxes.

(ii)           Straddle Period Tax Allocation.  The Taxes of the Group Companies, if any, attributable to a Straddle Period shall be allocated to the Equityholders for the period ending on and including the Closing Date, and to Purchaser for the period beginning after the Closing Date. For purposes of this Section 5.2(a)(ii), the parties agree to use the following conventions for determining the amount of Taxes of the Group Companies attributable to the portion of the Straddle Period ending on and including the Closing Date and the portion of the Straddle Period beginning after the Closing Date: (A) in the case of a Tax that is an income Tax or that is a business activity Tax otherwise based on gross income, sales or gross receipts, or other specific transactions, (I) the amount attributable to the portion of the Straddle Period ending on and including the Closing Date shall be determined as if the Group Company (or any one or more of the Group Companies as determined based upon past Tax Returns) filed a Tax Return with respect to the portion of the Straddle Period ending on and including the Closing Date using a “closing of the books” methodology, except that any permitted deductions attributable to Company Transaction Expenses, payments made pursuant to Section 1.9 or payments of Unpaid Taxes shall be treated as having been made during the portion of the Straddle Period ending on or including the Closing Date regardless of when such payments were actually made; provided, that the parties agree that seventy percent (70%) of any success-based fees paid by the Company in connection with the transactions contemplated by this Agreement shall be deductible under Rev. Proc. 2011-29 and shall be deducted in the portion of any Straddle Period ending on or before the Closing Date; provided, further, that no compensation or wages included in the Company Transaction Expenses shall be treated as a success-based fee and (II) the remaining amount shall be attributable to the portion of the Straddle Period beginning after the Closing Date and (B) in the case of a Tax, including real property and ad valorem Taxes, that is not an income Tax or a Tax based upon gross income, sales or gross receipts, the amount attributable to the portion of the Straddle Period ending on and including the Closing Date shall be determined by multiplying the amount of such Taxes for the Straddle Period by fraction, the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the Straddle Period, and the remainder shall be the amount attributable to the portion of the Straddle Period beginning after the Closing Date.

(iii)          Payment of Indemnified Taxes.  As between Purchaser and the Equityholders, Indemnified Taxes initially shall be paid by either: (A) paying such Tax with the filing of the Tax Return with respect to which the Tax is reported where the responsibility to prepare and file such Tax Return is assigned to Shareholder Representative under this Agreement or (B) paying an amount to Purchaser as provided in Section 5.2(b) where the responsibility to prepare and file the Tax Return with respect to which the Tax is reported is assigned to Purchaser.

(b)           Preparation of Tax Returns.

(i)            Tax Returns Due Prior to the Closing Date.  Prior to the Closing Date, the Company shall timely file all Tax Returns for Pre-Closing Tax Periods that are required to be filed by it on or prior to the Closing Date and shall pay or cause to be paid all Taxes shown due thereon.  All such Tax Returns shall be prepared in a manner consistent with prior practice, procedures and accounting methods, except to the extent otherwise required by applicable Laws.  The Company shall provide Purchaser with copies of such completed Tax Returns at least fifteen (15) days prior to the due date for filing thereof, along with supporting work papers, for Purchaser’s review and shall consider in good faith any comments thereto.

(ii)           Tax Returns for Pre-Closing Tax Periods Due After the Closing Date.  The Shareholder Representative, at the Equityholders’ cost and expense, shall (A) prepare or cause to be prepared and Purchaser shall cause the Company to timely file all income Tax Returns of the Group Companies for Pre-Closing Tax Periods that are due after the Closing Date (the “Shareholder Prepared Returns”) and (B) timely pay all Taxes that are shown as payable with respect to such Shareholder Prepared Returns.  All Shareholder Prepared Returns shall be prepared by The MB Group, LLC in accordance with existing procedures, practices, and accounting methods of the Group Companies, unless otherwise required by applicable Law.  Purchaser shall provide (or cause to be provided) to Shareholder Representative, at the Shareholder Representative’s expense, any information reasonably requested by Shareholder Representative relating to the Group Companies within its possession or control to facilitate the preparation and filing of the Shareholder Prepared Returns.  Each Shareholder Prepared Return shall be submitted to Purchaser for Purchaser’s review and approval (such approval not to be unreasonably withheld or delayed) at least twenty (20) days prior to the due date of such Shareholder Prepared Return (taking into account extensions).  To the extent allowed under applicable Law, any deductions attributable to Company Transaction Expenses and deductions associated with payments made pursuant to Section 1.9 and payments of Unpaid Taxes shall be deducted on the Tax Returns of the Group Companies for the taxable period that ends on the Closing Date; provided, that the parties agree that seventy percent (70%) of any success-based fees paid by the Company in connection with the transactions contemplated by this Agreement shall be deductible under Rev. Proc. 2011-29 and shall be deducted in the Pre-Closing Tax Period; provided further, that no compensation or wages included in the Company Transaction Expenses shall be treated as a success-based fee.

(iii)          Other Tax Returns.  Except for the Shareholder Prepared Returns, Purchaser shall prepare and timely file (or cause the Group Companies to prepare and timely file) all Tax Returns of the Group Companies for Pre-Closing Tax Periods and Straddle Periods that are due after the Closing Date (the “Purchaser Prepared Returns”).  Each Purchaser Prepared Return shall be submitted to the Shareholder Representative for the Shareholder Representative’s review and approval (such approval not to be unreasonably withheld or delayed) at least twenty (20) days prior to the due date of such Purchaser Prepared Return (taking into account extensions).  The Shareholder Representative shall pay to Purchaser those Indemnified Taxes shown on any such

Purchaser Prepared Return (with respect to any Straddle Period allocated to the Company in a manner consistent with Section 5.2(a)(ii)) no later than five (5) Business Days before Purchaser is required to file such Purchaser Prepared Returns with the applicable Taxing Authority (taking into account any extensions timely filed by a Group Company), except to the extent the amount of any such Taxes was included as a Current Liability in the calculation of Net Working Capital, as finally determined in accordance with Section 1.11.

(iv)          Amendments to Tax Returns.  Unless otherwise required under applicable Law, Purchaser covenants that it will not and will not cause or permit any Group Company to amend or modify any Tax Return of a Group Company for any Pre-Closing Tax Period or Straddle Period without the prior written consent of Shareholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.  A copy of any such proposed amended or modified Tax Return shall be provided to the Shareholder Representative for its review and approval pursuant to the above provisions of this Section 5.2(b)(iv) prior to the filing of such amended or modified Tax Return.  Upon the request of the Shareholder Representative and at the Shareholder Representative’s expense, Purchaser shall cause the Group Companies to promptly file amended Tax Returns carrying back any net operating or other losses, or credits, from the final Pre-Closing Tax Period of the Group Companies and seeking a refund of Taxes with respect to prior years, so long as the Tax position taken in each such return is consistent with the Tax position taken by the Group Companies in prior years and is otherwise in compliance with applicable Law.

(v)           The Shareholder Representative and Purchaser shall attempt in good faith to resolve any disagreements regarding Tax Returns (including amended or modified Tax Returns) for Pre-Closing Tax Periods and Straddle Periods prior to the due date for filing.  In the event that the Shareholder Representative and Purchaser are unable to resolve any dispute with respect to any such Tax Return for a Pre-Closing Tax Period or Straddle Period at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 5.2(g), which resolution shall be binding on the parties.

(c)           Tax Refunds.  The Equityholders will be entitled to all refunds, credits for overpayment of Taxes or reductions of Tax of any Group Company for any Pre-Closing Tax Period and, with respect to a Straddle Period, to the extent attributable to the Taxes for the Straddle Period allocated to the Equityholders pursuant to Section 5.2(a)(ii)) relating to any Group Company.  If Purchaser, any Group Company or any Affiliate thereof receives any refund, credit for overpayment of Taxes or benefit from any reduction in Tax to which the Equityholders are entitled pursuant to this Section 5.2(c), Purchaser, a Group Company or any Affiliate thereof, as applicable, will promptly pay to the Shareholder Representative for distribution to the Equityholders the entire amount of such refund (including interest received from a Taxing Authority thereon), credit or reduction in Tax, net of the amount of any Taxes and out-of-pocket expenses that Purchaser, any Group Company or any Affiliate thereof incurs with respect to such refund, credit or reduction in Taxes.  The net amount due to the Shareholder Representative shall be payable within ten (10) Business Days after receipt of the refund from the applicable Taxing Authority (or, if the refund is in the form of a direct credit, within ten (10) Business Days after filing the Tax Return claiming such credit).  In the event that any Tax refund or credit is subsequently determined by any Taxing Authority to be less than the amount paid by Purchaser, any Group Company or any of their Affiliates to the Shareholder Representative pursuant to this Section 5.2(c), the Shareholder Representative shall promptly return any such disallowed amount (plus any interest or penalties in respect of such disallowed amount owed to any Taxing Authority) to Purchaser.  Notwithstanding the foregoing, (i) Purchaser agrees not to carry back any net operating loss or other Tax attribute or Tax credit incurred in a taxable period (or portion thereof) beginning after the Closing Date to any Pre-Closing Tax Period of a Group Company until Shareholder Representative has filed all amended Tax Returns or claims for refund that it desires to file with respect to such Pre-Closing Tax Periods and (ii) nothing in this Section 5.2(c) shall require that Purchaser, any Group Company or any of their Affiliates make any payment with respect to any Tax refund (and such refund shall be for the benefit of Purchaser) that is with respect to (A) any refund that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a taxable period (or portion thereof) beginning after the Closing Date, (B) any refund resulting from the payment of Taxes made on or after the Closing Date to the extent the Equityholders are not required to and have not indemnified Purchaser or the Group Companies for such Taxes or (C) any refund that gives rise to a payment obligation by the Group Companies to any Person other than a Group Company, Purchaser or any of their Affiliates under applicable Law or pursuant to a provision of a Contract or other agreement entered (or assumed) by the Group Companies on or prior to the Closing Date.  Purchaser agrees that the payments of Tax refunds required pursuant to this Section 5.2(c) will not be reduced by any Transaction Payroll Taxes.

(d)           Transfer Taxes.  Purchaser, on the one hand, and the Equityholders, on the other hand, shall each be responsible for one-half (1/2) of all transfer, value-added, documentary, sales, excise, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”), and Purchaser shall also file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Laws or to the extent reasonably requested, each party shall, cooperate in the preparation and filing and join in the execution of any such Tax Returns and other documentation.

(e)           Cooperation and Records Retention.  The Shareholder Representative and Purchaser shall (and Purchaser shall cause each Group Company to)  (i) each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any Taxing Authority or Proceedings relating to liability for Taxes, (ii) each retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period.  Each Party shall bear its own expenses in complying with the foregoing provisions.

(f)            Tax Contests.

(i)            After the Closing, Purchaser shall, and shall cause each Group Company to, promptly notify the Shareholder Representative in writing upon receipt of any written notice, or becoming aware, of any audit, examination, or proceeding with respect to Taxes for a Pre-Closing Tax Period or a Straddle Period or other Taxes which, if determined adversely to the taxpayer, would be reasonable grounds for a Tax indemnification claim in favor of Purchaser under Section 8.3(b)(v) (a “Tax Claim”); provided, that no failure or delay of the Purchaser in providing such notice shall reduce or otherwise affect the obligations of the Equityholders pursuant to this Agreement, except to the extent that the Equityholders are materially and adversely prejudiced as a result of such failure or delay.

(ii)           Purchaser shall control the defense of any Tax Claim, provided that:  (A) the Shareholder Representative, at the Equityholders’ sole cost and expense, shall have the right to participate in all aspects of any such Tax Claim, (B) with respect to any Tax Claim for a Pre-Closing Period, Purchaser shall not settle such audit or proceeding without the prior written consent of the Shareholder Representative; provided, however, that if such settlement would reasonably be expected to adversely affect the liability for Taxes of the Purchaser or the Group Companies for any taxable year or period beginning after the Closing Date, the prior written consent of the Shareholder Representative shall not be unreasonably withheld, delayed or conditioned.  In the event the Shareholder Representative withholds consent to settle any Tax Claim as set forth in the preceding sentence, and Purchaser and the Shareholder Representative, after working in good faith, are unable to resolve any dispute as to whether such settlement would reasonably be expected to adversely affect the liability for Taxes of the Purchaser or the Group Companies for any taxable year or period beginning after the Closing Date, the parties shall retain the Accounting Firm in accordance with the provisions of Section 1.6 to determine if such settlement would reasonably be expected to adversely affect the liability for Taxes of the Purchaser or the Group Companies for any taxable year or period beginning after the Closing Date and such consent was reasonably withheld under applicable Law.  Neither the Purchaser nor any of the Group Companies may settle any Tax Claim relating to a Straddle Period without the prior written consent of the Shareholder Representative.

(iii)          To the extent this Section 5.2(f) conflicts with the provisions and limitations of Article VIII with respect to any Tax matters, this Section 5.2(f) shall control.

(g)           Disputes.  Any dispute as to any matter described in this Section 5.2 shall be resolved by the Accounting Firm in accordance with the provisions of Section 1.11(d).  The fees and expenses of the Accounting Firm shall be borne equally by Purchaser and the Shareholder Representative.  If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner that the party responsible for preparing such Tax Return deems correct.

Section 5.3            Restrictive Covenants of Key Shareholders.General Acknowledgement. (a)  Each Key Shareholder agrees and acknowledges that (i) the Group Companies have spent and will continue to spend substantial money, time and effort in developing and solidifying its relationships with the customers, suppliers, vendors and payors of the Group Companies and in maintaining and developing the Confidential Information of the Group Companies and their respective Affiliates, (ii) long-term relationships with customers, suppliers, vendors and payors often can be difficult to develop and require a significant investment of time, effort and expense, (iii) Purchaser is acquiring the Company and agreeing to pay the Merger Consideration based upon (A) the business information, customer, supplier, vendor and payor goodwill of the Group Companies, (B) the loyalty of the customers, suppliers, vendors and payors of the Group Companies and (C) the customer, supplier, vendor and payor contacts of the Group Companies and (iv) Purchaser would not enter into this Agreement without the Key Shareholders’ assurances and covenants not to divert any of the foregoing or to compromise the confidentiality of any Confidential Information.  Accordingly, as a material inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated by this Agreement, each Key Shareholder hereby agrees to the following provisions of this Section 5.3.

(b)                                 Confidentiality.  Until the third anniversary of the Closing Date, such Key Shareholder shall not, and shall cause each of such Person’s Affiliates to not, at any time after the Closing, disclose to any Person or use for any purpose any Confidential Information; provided, however, that such Key Shareholder and such Person’s Affiliates may make such disclosures of Confidential Information (i) as are required under applicable Law, in each case as long as such Person (A) provides reasonable advance notice of such requirement to Purchaser so that Purchaser may seek a protective order or other appropriate remedy, (B) reasonably cooperates with Purchaser to obtain an appropriate protective order or other reliable assurance that confidential treatment shall be accorded to such information and (C) discloses only such information as such Person is advised by outside legal counsel in writing that such Person is legally required to disclose, (ii) as permitted by or as necessary for purposes of exercising such Person’s rights or remedies under this Agreement, the Transaction Documents to which such Person is a party or any other written agreement between such Person and the Company or (iii) in the performance of the duties of such Person or such Person’s Affiliates as a manager, officer, director (or equivalent) or employee of any Group Company (if applicable) in accordance with the Group Companies’ policies regarding the disclosure of Confidential Information as in effect from time to time and, if applicable, the employment agreement between such Person and a Group Company.

(c)                                  Non-Competition.  Such Key Shareholder shall not, and shall cause each of such Person’s Affiliates (other than any of the Group Companies, if applicable) to not, at any time during the period beginning on the Closing Date and ending on the two (2) year anniversary of the Closing Date (the “Restricted Period”), directly or indirectly, participate in, own, operate, manage, control, invest in, lend to, or otherwise have any interest (of record or beneficial) in, or be employed by, have any interest as a consultant in, advise, engage in services for or otherwise aid or assist in any manner, any Person or other business (other than the Group Companies) that engages in or involves, in the countries where the Group Companies do business as of the Closing Date, managed network solutions and data connectivity.  Notwithstanding the foregoing, (i) the provisions of this Section 5.3(c) shall not prohibit such Key Shareholder or any of such Person’s Affiliates from being a passive owner of not more than one percent (1%) of the outstanding publicly traded capital stock of a Person, as long as such Key Shareholder and its Affiliates have no active participation in such Person’s business, and (ii) the provisions of this Section 5.3(c) shall not prohibit Ernest Cunningham from being employed by, engaged as a consultant to or engaged to provide other services to ABRY Partners or any of its portfolio companies other than Masergy Communications, Inc.

(d)                                 Non-Solicitation of Business Relations.  Such Key Shareholder shall not, and shall cause each of such Person’s Affiliates (other than any Group Companies, if applicable) to not, directly or indirectly, at any time during the Restricted Period: (a) solicit, attempt to solicit, or assist any other Person to solicit or attempt to solicit any business from any Person who is a customer of any Group Company as of the Closing Date or who was a customer of any Group Company at any time during the six (6) month period preceding the Closing Date  (except in the performance by such Key Shareholder of such Key Shareholder’s duties as an employee, manager, officer or director (or equivalent) of any of the Group Companies, to the extent applicable) or (b) take any action that is intended to discourage any Person who is or has been within the past six (6) months a lessor, licensor, customer, supplier, licensee, subcontractor or other business associate or relation of any Group Company in connection with the Group Companies’ business prior to the Closing Date from entering into or maintaining, or to terminate, cease or otherwise adversely change, its relationship with any Group Company or in any other way deliberately interfere with the relationship between any Group Company, on the one hand, and any such lessor, licensor, customer, supplier, licensee, subcontractor or other business associate or relation, on the other hand (except in the performance by such Key Shareholder of such Key Shareholder’s duties as an employee, manager, officer or director (or equivalent) of any of the Group Companies, to the extent applicable).

(e)                                  Non-Solicitation of Employees.  Such Key Shareholder shall not, and shall cause each of such Person’s Affiliates (other than any Group Company, if applicable) to not, at any time during the Restricted Period, directly or indirectly, solicit or attempt to solicit for employment, hire or attempt to hire, engage or attempt to engage or in any other way induce or attempt to induce to leave the employ of or engagement by any Group Company, any individual who is, on the Closing Date or who was, during the six (6) month period preceding the Closing Date, a manager, officer, director (or equivalent), employee or consultant to any Group Company; provided, however, that no general advertisement or general solicitation for employment not targeted to the managers, officers, directors (or equivalent), employees or consultants of the Group Companies or any Group Company shall be deemed to be in violation of this Section 5.3(e).

(f)                                   Appropriate Restrictions; Authority for Judicial Enforcement and Revision.  Such Key Shareholder agrees and acknowledges that the covenants of such Person set forth in this Section 5.3 (i) are reasonable in duration, geographic scope, area and nature of restrictions and in all other respects and (ii) have been made in order to induce Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, and Purchaser would not have entered into this Agreement or consummated the transactions contemplated hereby, in each case but for the covenants of the Key Shareholders contained in this Section 5.3, which are necessary to protect the goodwill, trade secrets and business of the Group Companies.  If, at any time of enforcement of any of the provisions of this Section 5.3, a Governmental Authority determines that the duration, geographic scope or area or nature of restrictions stated in this Agreement are not enforceable under applicable Law, the Parties agree that the maximum duration, geographic scope and area or nature of restrictions (as applicable) permitted by applicable Law shall be substituted for the duration, geographic scope and area or nature of restrictions (as applicable)  stated herein and the Governmental Authority shall be authorized by the Parties to revise the restrictions contained herein to cover such maximum duration, geographic scope and area or nature of restrictions (as applicable).  This Section 5.3(f) shall be read in conjunction with (and not to the exclusion of) Section 10.6 (Severability), but in the event of any conflict between the immediately preceding sentence of this Section 5.3(f), on the one hand, and the first sentence of Section 10.6, on the other hand, the immediately preceding sentence of this Section 5.3(f) will control and govern.

(g)                                  Injunctive Relief.  The Parties agree that any breach or attempted breach of this Section 5.3 would cause irreparable injury to Purchaser, which cannot be adequately compensated in monetary damages.  Therefore, Purchaser shall have, in addition to, and not in lieu of, any of the other rights and remedies available hereunder, the right to have the provisions of this Section 5.3 specifically enforced by any court of competent jurisdiction by way of an injunction or other equitable relief.  Purchaser shall not be required to post a bond or other security or to prove actual damages or the inadequacy of monetary damages in connection with its efforts to obtain equitable relief concerning this Section 5.3.

(h)                                 Non-Exclusive Obligations.  Such Key Shareholder agrees and acknowledges that such Person’s obligations set forth in this Section 5.3 are in addition to, and not in lieu of, any obligations such Key Shareholder has to any Group Company or its Affiliates pursuant to any other agreement between such Key Shareholder and any Group Company or its Affiliates, at common law or otherwise.

Section 5.4                                    Key Shareholder Releases.  Each Key Shareholder agrees as follows:

(a)                                 Release.  Except for the Retained Claims, effective upon the Closing, each Key Shareholder, for such Key Shareholder and any and all Persons now or hereafter claiming through or asserting on behalf of such Key Shareholder any actual or alleged right, interest, entitlement or claim whatsoever (each, a “Key Shareholder Person”), hereby irrevocably waives, releases and discharges each of the Group Companies, its Affiliates and each of its and their respective officers, directors (or equivalent), managers, members, partners, equityholders, employees, representatives, agents, successors and assigns (collectively, the “Released Parties”) from any and all Losses which such Key Shareholder or any Key Shareholder Person has had, now has or may in the future have against or with respect to any of the Released Parties of any kind or nature whatsoever arising from or relating to the period up to and including the Closing Date or any condition, action, inaction or other matter relating to the Group Companies or the business operated thereby during, occurring or existing during the period up to and including the Closing Date, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding or otherwise (collectively, but excluding the Retained Claims, the “Released Claims”).

(b)                                 Waiver of Claims.  Except for the Retained Claims, effective upon the Closing, such Key Shareholder agrees that such Key Shareholder shall not make, or permit any other Person to make, for such Key Shareholder or on behalf of any Key Shareholder Person any claim against any of the Released Parties with respect to any of the Released Claims, for indemnification or otherwise (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise), and such Key Shareholder hereby acknowledges and agrees that such Key Shareholder shall not have any claim or right to contribution or indemnity from any Released Party with respect to any amounts paid by such Key Shareholder with respect to any Released Claim pursuant to this Agreement or otherwise, without regard to whether the action or inaction prior to Closing of the Released Party caused such amounts to become payable.

(c)                                  Retained Claims.  The covenants, agreements, releases and waivers provided in Section 5.4(a) and Section 5.4(b) shall not apply to (i) any rights of such Key Shareholder or any Key Shareholder Person under this Agreement or any of the other Transaction Documents (for the avoidance of doubt, inclusive of rights to indemnification and coverage by the “tail policy” under Section 5.5), (ii) any rights of such Key Shareholder or any Key Shareholder Person with respect to any unpaid salary or other compensation for the period prior to the last payroll paid before the Closing, (iii) any rights of such Key Shareholder or any Key Shareholder Person under any Company Benefit Plan, (iv) any rights of such Key Shareholder against Parent arising from such Key Shareholder’s ownership of any of the common stock of Parent and (v) the right or ability to make, pursue, enforce or prosecute a claim for fraud against any manager, trustee, employee, officer, director or agent of the Group Companies to the extent that such Key Shareholder has been required to indemnify any Purchaser Indemnified Parties in connection with such claim of fraud brought by a Purchaser Indemnified Party against such Key Shareholder (but with respect to this clause (v), only if such manager, trustee, employee, officer, director or agent of the Group Companies, in turn, is not entitled to indemnification from Parent, Purchaser or any Group Company as a result of such claim for fraud)(collectively, the “Retained Claims”).

(d)                                 Specific Waiver.  Except for the Retained Claims, such Key Shareholder acknowledges and agrees that in no event shall a Released Party have any liability to such Key Shareholder whatsoever for any breaches of the representations or warranties of or regarding any Key Shareholder or the Company set forth in this Agreement.

(e)                                  Release to Stay in Effect.  Such Key Shareholder, on behalf of such Key Shareholder and any Key Shareholder Persons, agrees and acknowledges that such Key Shareholder may hereafter discover facts different from or in addition to those now known or believed to be true regarding the Released Claims and agrees that this Agreement shall remain in full force and effect, notwithstanding the existence or nature of any such different or additional facts.  Such Key Shareholder agrees and acknowledges that the consummation of the transactions contemplated by this Agreement, including the payment of the Merger Consideration provided to such Key Shareholder, constitutes sufficient and adequate consideration for the releases, covenants and agreements set forth in this Section 5.4.

(f)                                   Intended Scope.  For the avoidance of doubt, such Key Shareholder agrees, acknowledges and covenants that (i) such Key Shareholder intends the releases hereunder to be as comprehensive and broad as is permissible under applicable Law with respect to the Released Claims, (ii) such Key Shareholder shall be forever barred from, directly or indirectly, bringing any Proceeding of any kind, nature or character against or involving any of the Released Parties arising out of, relating to or constituting any of the Released Claims and (c) such Key Shareholder shall not otherwise have any recourse of any kind against any of the Released Parties with respect to any of the Released Claims.

(g)                                  Independent Consideration of Release.  In making its decision to provide the releases set forth in Section 5.4, such Key Shareholder has relied solely on its own knowledge and judgment and the advice of its legal counsel and, without limiting the generality of the foregoing, is not relying on any promises, inducements, representations or warranties of any of the Released Parties or any of their respective officers, directors (or equivalent), managers, members, partners, principals, employees, agents or representatives to the extent not expressly referred to in this Agreement and (ii) there has been no assignment or other transfer by or on behalf of such Key Shareholder of any interest in any Released Claim.

Section 5.5                                    Directors’ and Officers’ Indemnification.

(a)                                 For six (6) years following the Closing Date, Purchaser shall cause the Surviving Corporation to exculpate, indemnify and advance expenses to each individual who was an officer or director of the Company immediately prior to the Closing (such officers and directors, each a “D&O Indemnified Party”) on terms and conditions equivalent to those Purchaser makes available and causes the Surviving Corporation to make available to their respective officers and directors from time to time after the Closing; provided that notwithstanding the foregoing, no D&O Indemnified Party shall be entitled to exculpation or to indemnification or advancement of expenses pursuant to this Section 5.5 with respect to or in connection with any matter for which any Purchaser Indemnified Party is entitled to indemnification pursuant to Article VIII.

(b)                                 Prior to the Closing Date, the Company shall purchase a six (6) year “tail” coverage covering acts or omissions of the D&O Indemnified Parties prior to the Closing on terms substantially similar to the directors’ and officers’ liability insurance policy or policies maintained by the Company at the date of this Agreement.  The cost of such “tail” coverage shall be deemed to be a Company Transaction Expense.  During the period after the Closing and during the term of such policy, Purchaser shall not (and shall cause the Surviving Corporation not to) cancel, amend or waive such policy; provided, that neither Purchaser, the Surviving Corporation nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such policy.

(c)                                  Each of Purchaser and the D&O Indemnified Party shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any D&O Claim and shall provide access to properties and individuals as reasonably request and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d)                                 In the event Purchaser, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Purchaser or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.6.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1                                    Conditions to the Obligation of Purchaser.  The obligations of Parent, Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement in connection with the Closing shall be subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of each of the following conditions:

(a)                                 the representations and warranties of the Company contained in Article II (i) that are Fundamental Representations shall be true and correct in all respects on the date made and as of the Closing as though made on and as of the Closing Date (except with respect to those representations and warranties that are made as of a specific date, only as of such date), and (ii) that are other than Fundamental Representations shall be true and correct in all respects (disregarding qualifications of materiality or Material Adverse Effect) on the date made and as of the Closing as though made on and as of the Closing Date (except with respect to those representations and warranties that are made as of a specific date, only as of such date) except where the failure to be true and correct has not resulted in a Material Adverse Effect;

(b)                                 the Company and the Key Shareholders shall have duly performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by the Company at or before the Closing;

(c)                                  the waiting period applicable to the consummation of the transaction contemplated by this Agreement under the HSR Act shall have expired or been terminated and each of the Governmental Approvals and Contract Consents set forth on Schedule 6.1(c) shall have been received;

(d)                                 there shall not be pending any Proceeding initiated by a Governmental Authority that seeks to enjoin, restrain, prohibit or impair the consummation of the transactions contemplated by this Agreement, or any injunction or other Order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement;

(e)                                  the Company shall have delivered to Purchaser customary executed payoff letters or other evidence reasonably satisfactory to Purchaser providing for the payment in full of the Funded Debt of the Company and the release of any Liens securing the Funded Debt of the Company upon payoff in full of such Funded Debt, and the release of any other Liens on the Shares and the Warrants as of the Closing;

(f)                                   the Company shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser of the termination of each of the contracts set forth in Schedule 6.1(f), if any, designated by Purchaser to the Company not less than two (2) Business Days prior to the Closing, in each case without any Liability to the Company after the Closing;

(g)                                  the Company shall have delivered to Purchaser documentation providing for the cancellation of the Phantom Stock Agreements and all outstanding Participation Shares that are not and will not be vested as of the Closing as provided in Section 1.5, in each case without liability in excess of the payments to be made pursuant to Section 1.9;

(h)                                 the Subscription Agreement of each Person identified on Schedule 1.14 shall continue to be in full force and effect as to such Person;

(i)                                     the Shareholder Approval shall have been obtained in accordance with Section 21.452 of the TBOC and the Organizational Documents of the Company; and

(j)                                    dissenters rights properly asserted under Subchapter H of Chapter 10 of the TBOC, if any, by shareholders shall not represent more than Three Percent (3%) of the outstanding shares of Company Common Stock outstanding on the Closing Date.

Section 6.2                                    Conditions to the Obligation of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement in connection with the Closing shall be subject to the satisfaction or waiver by the Company on or prior to the Closing Date of each of the following conditions:

(a)                                 the representations and warranties of each of Parent, Purchaser and Merger Sub contained in Article III (i) that are Fundamental Representations shall be true and correct in all respects on the date made and as of the Closing as though made on and as of the Closing Date (except with respect to those representations and warranties that are made as of a specific date, only as of such date), and (ii) that are other than Fundamental Representations shall be true and correct in all respects (disregarding qualifications of materiality or material adverse effect) on the date made and as of the Closing as though made on and as of the Closing Date (except with respect to those representations and warranties that are made as of a specific date, only as of such date) except where the failure to be true and correct has not resulted in a material adverse effect;

(b)                                 each of Parent, Purchaser and Merger Sub shall have duly performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by them at or before the Closing;

(c)                                  the waiting period applicable to the consummation of the transaction contemplated by this Agreement under the HSR Act shall have expired or been terminated;

(d)                                 there shall not be pending any Proceeding initiated by a Governmental Authority that seeks to enjoin, restrain, prohibit or impair the consummation of the transactions contemplated by this Agreement, or any injunction or other Order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement; and

(e)                                  the Shareholder Approval shall have been obtained in accordance with Section 21.452 of the TBOC and the Organizational Documents of the Company.

Section 6.3                                    Closing Deliveries of the Company.  At the Closing:

(a)                                 The Company shall deliver, or cause to be delivered, to Purchaser:

(i)                                     the Escrow Agreement executed by the Shareholder Representative;

(ii)                                  a certificate, dated as of the Closing Date and executed by a duly authorized representative of the Company, as to the fulfillment of the conditions set forth in Section 6.1(a) and (b);

(iii)                               a certificate of the secretary (or equivalent) of each Group Company, dated as of the Closing Date, certifying (A) that a correct and complete copy of the Organizational Documents of such Group Company as in effect immediately prior to the Closing is attached thereto, and with respect to the Company only, with a copy of the Certificate of Formation of the Company certified by the Secretary of State of Texas as of a date not more than ten (10) days prior to the Closing Date also attached thereto, and (B) that a Certificate of Good Standing (or equivalent, as applicable) of such Group Company (excluding any Group Companies organized in a non-U.S. jurisdiction) issued by the Secretary of State or other appropriate Governmental Authority for the jurisdiction of incorporation or formation of such Group Company and each of the other jurisdictions set forth on Section 2.1(b) of the Company Disclosure Schedule, each dated as of a date not more than ten (10) days prior to the Closing Date, are attached thereto;

(iv)                              a certificate of the secretary of the Company, dated as of the Closing Date, certifying (A) resolutions of the Company Board approving the execution, delivery and performance of this Agreement and (B) to the incumbency and signature of the officer of the Company executing this Agreement and the other Transaction Documents to which the Company will be a party;

(v)                                 the resignation of each director (or equivalent) of each Group Company from his or her position as a director (or equivalent) effective as of the Closing;

(vi)                              the seal (if any), minute book and stock transfer records of each Group Company;

(vii)                           a properly completed certificate executed by the Company, in a form that complies with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c) and is reasonably acceptable to Purchaser, certifying that shares in the Company are not interests in “United States real property interests” within the meaning of Section 897(c) of the Code; and

(viii)                        a copy of each of the executed payoff letters related to the Funded Debt to be paid at the Closing, duly executed by the parties thereto and dated prior to or as of the Closing Date, including the agreement of the holders of Liens to release all Liens and terminate all UCC financing statements filed in connection therewith, in each case, in form and substance reasonably satisfactory to Purchaser.

Section 6.4                                    Closing Deliveries of Purchaser.  At the Closing:

(a)                                 Purchaser shall pay the Merger Consideration in accordance with Section 1.9, and, to the extent applicable at the Closing, Section 1.7.

(b)                                 Purchaser shall deliver, or cause to be delivered, to the Shareholder Representative:

(i)                                     a certificate, dated as of the Closing Date and signed by an officer of Parent, Purchaser and Merger Sub, as to the fulfillment of the conditions set forth in Sections 6.2(a) and (b);

(ii)                                  a certificate of the secretary of each of Parent, Purchaser and Merger Sub, dated as of the Closing Date, certifying (A) resolutions of the board of directors for each of Parent, Purchaser and Merger Sub approving the execution, delivery and performance of this Agreement, (B) to the incumbency and signature of the officers of each of Parent, Purchaser and Merger Sub executing this Agreement and the other Transaction Documents to which they will be a party and (C) that a certificate of the Secretary of State of the State of Delaware, Commonwealth of Virginia and State of Texas, respectively, to the effect that each of Parent, Purchaser and Merger Sub is in good standing in such jurisdiction, dated as of a date not more than ten (10) days prior to the Closing Date, is attached thereto; and

(iii)                               the Escrow Agreement, executed by Purchaser.

ARTICLE VII
TERMINATION

Section 7.1                                    Termination.  This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing:

(a)                                 by the written mutual consent of Purchaser and the Company;

(b)                                 provided that none of Parent, Purchaser or Merger Sub is then in material breach of any provision of this Agreement, by Purchaser upon a breach of or inaccuracy in any representation and warranty of the Company set forth in Article II, or upon a upon a breach of any covenant or agreement of the Company set forth in this Agreement, in each case such that the conditions to Closing set forth in Sections 6.1(a), or (b) would not be satisfied as of the time of such breach or inaccuracy; provided, however, that if such breach or inaccuracy is curable by the Company through the exercise of commercially reasonable efforts within twenty (20) days after written notice thereof is delivered to the Company by Purchaser, then Purchaser may not terminate this Agreement under this Section 7.1(b) prior to the end of such twenty (20)-day period so long as the Company continues to exercise commercially reasonable efforts to cure such breach, inaccuracy or non-fulfillment (and then only if such breach, inaccuracy or non-fulfillment has not been cured);

(c)                                  provided that none of the Group Companies is then in material breach of any provision of this Agreement, by the Company, upon a breach of or inaccuracy in any of the representations or warranties of Parent, Purchaser or Merger Sub set forth in Article III, or upon a breach of any covenant or agreement of Parent, Purchaser or Merger Sub set forth in this Agreement, in each case such that the condition to Closing set forth in Section 6.2(a) or (b) would not be satisfied as of the time of such breach or inaccuracy; provided, however, that if such breach or inaccuracy is curable by Parent, Purchaser or Merger Sub through the exercise of commercially reasonable efforts within twenty (20) days after written notice thereof is delivered to Purchaser by the Company, then the Company may not terminate this Agreement under this Section 7.1(c) prior to the end of such twenty (20)-day period so long as Parent, Purchaser or Merger Sub continues to exercise commercially reasonable efforts to cure such breach, inaccuracy or non-fulfillment (and then only if such breach, inaccuracy or non-fulfillment has not been cured); provided that Parent, Purchaser and Merger Sub’s failure to fund the Merger

Consideration in accordance with this Agreement shall not be subject to the foregoing twenty (20)-day cure period;

(d)                                 by either Purchaser or the Company, if the Closing shall not have occurred on or before January 13, 2016 (or such other date to which Purchaser and the Company may agree in writing) (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available (i) to Purchaser at any time that there is a material breach of or inaccuracy in any of the representations and warranties of Parent, Purchaser or Merger Sub contained in Article II of this Agreement or Parent, Purchaser or Merger Sub is in material breach or non-fulfillment of any covenant or agreement of such Person set forth in this Agreement, in each case such that the Company’s conditions to Closing under Section 6.2(a) or (b) are not satisfied or (ii) to the Company at any time that there is a material breach of or inaccuracy in any of the representations and warranties of the Company contained in Article II of this Agreement or the Company is in material breach or non-fulfillment of any covenant or agreement of the Company set forth in this Agreement, in each case such that Purchaser’s conditions to Closing under Section 6.1(a) or (b) are not satisfied; or

(e)                                  by either the Company or Purchaser, if any Governmental Authority shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Closing and such Order or other action shall have become final and nonappealable; provided that (i) if Purchaser is the Party seeking to terminate this Agreement pursuant to this Section 7.1(e), Parent, Purchaser and Merger Sub shall have used commercially reasonable efforts to remove such Order or other action and such Order or other action shall not have been principally caused by the breach by Parent, Purchaser or Merger Sub of its covenants or agreements under this Agreement, and (ii) if the Company is the Party seeking to terminate this Agreement pursuant to this Section 7.1(e), the Company shall have used commercially reasonable efforts to remove such Order or other action, and such Order or other action shall not have been principally caused by the breach by the Company of the covenants or agreements of the Company under this Agreement.

Section 7.2                                    Effect of Termination.  Purchaser or the Company, as applicable, shall give written notice to the other of any termination by it of this Agreement pursuant to Sections 7.1(b), (c), (d) or (e), which notice shall identify the clause pursuant to which the termination is being effected.  Upon delivery of such notice or upon a termination of this Agreement pursuant to Section 7.1(a), this Agreement will become null and void, and there will be no Liability on the part of any Party, except that:

(a)                                 any such termination shall not affect the Parties’ respective rights and obligations under Section 4.8 (publicity), this Section 7.2, Article X or the Confidentiality Agreement, all of which shall survive such termination; and

(b)                                 if such termination results from the intentional fraud by the Company, the intentional failure of the Company to perform a covenant or agreement set forth in this Agreement or the intentional breach by the Company of representations and warranties set forth in Article II of this Agreement, the Company shall be fully liable for any and all Losses incurred or suffered by Parent, Purchaser and Merger Sub as a result of such fraud, failure or breach; and

(c)                                  if such termination results from (i) the intentional fraud by Parent, Purchaser or Merger Sub, (ii) the intentional failure of Parent, Purchaser or Merger Sub to perform a covenant or agreement set forth in this Agreement, (iii) the intentional breach by Parent, Purchaser or Merger Sub of any of its respective representations and warranties set forth in Article III, or (iv) the failure of Parent, Purchaser or Merger Sub to consummate the Closing if all conditions to the Closing set forth in Article VI are satisfied or waived and the Closing does not occur in accordance with Section 1.2 due to a breach by Parent, Purchaser and Merger Sub of the representations and warranties set forth in Section 3.6, Parent, Purchaser and Merger Sub, jointly and severally, shall be fully liable for any and all Losses incurred or suffered by the Equityholders, the Company and its Subsidiaries as a result of such fraud, failure or breach (and, for the avoidance of doubt, the Company shall be authorized to enforce the provisions of this Section 7.2(c) on behalf of the Equityholders).

ARTICLE VIII
INDEMNIFICATION

Section 8.1                                    Survival Period.  The representations and warranties set forth in this Agreement shall survive the Closing and shall terminate on the date that is twelve (12) months after the Closing Date, and shall thereafter expire; provided, however, that the representations and warranties contained in Section 2.16 (Taxes) shall survive the Closing until sixty (60) days after expiration of the applicable statute of limitations (after giving effect to any extension or tolling thereof) for the matters described in such representations and warranties.  Each covenant and agreement of the Parties contained in this Agreement that is to be fully performed at or before the Closing (the “Pre-Closing Covenants”) shall survive the Closing and shall terminate on the date that is twelve (12) months after the Closing Date, and each other covenant and agreement of the Parties contained in this Agreement shall survive the Closing and shall terminate on the date sixty (60) days after the running of the applicable statute of limitations (after giving effect to any extension or tolling thereof) with respect to the subject matter of such covenant and agreement, except, in each case, for those covenants and agreements that contain specific survival periods (which shall each survive the Closing and shall terminate on the last day of such specific survival period).

Section 8.2                                    Expiration of Indemnification.  No Notice of Claim (a) concerning a breach of or inaccuracy in a representation and warranty contained in this Agreement or a non-fulfillment or breach of any covenant or agreement made by or to be performed by a Party set forth in this Agreement may be delivered by a Person seeking indemnification after expiration of the representation and warranty or covenant and agreement with respect to which such indemnification claim is being made, as provided in Section 8.1 or (b) concerning any of the matters set forth in Section 8.3(a)(iii) (iv), (v), (vi) or (vii) may be delivered by a Person seeking indemnification after the date ninety (90) days after the running of the applicable statute of limitations with respect to the subject matter of such indemnification; provided, however, in the case of each of the preceding clauses (a) and (b), if a Notice of Claim concerning any of the foregoing matters has been delivered in accordance with Section 8.4(a) or Section 8.5(a) by a Person seeking indemnification prior to the expiration of the period set forth in the preceding portion of this Section 8.2, the right to indemnification with respect to the matter set forth in such Notice of Claim and any other claim(s) arising out of, resulting from or relating to the facts giving rise to such claim for indemnification shall survive until such later date as each such claim for indemnification has been fully and finally resolved in accordance with this Article VIII.

Section 8.3                                    Indemnification by the Parties.

(a)                                 Subject to the terms and conditions of this Article VIII, from and after the Closing, the Equityholders, severally (not jointly and severally) in accordance with their Allocation Percentages, shall indemnify, defend and hold harmless Purchaser, each of Purchaser’s Affiliates (including each of the Group Companies after the Closing) and each of its and their respective officers, directors, managers, members, partners, equityholders, employees, representatives and agents and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Purchaser Indemnified Parties”) from and against, and pay on behalf of and reimburse each Purchaser Indemnified Party in respect of, any and all Losses incurred, suffered, sustained or required to be paid, directly or indirectly, by any Purchaser Indemnified Party arising out of, resulting from or relating to:

(i)                                     any breach of or inaccuracy in any representation and warranty made by the Company in Article II;

(ii)                                  any non-fulfillment or breach of any covenant or agreement made by or to be performed by the Company at or prior to the Closing or any covenant or agreement made by or to be performed by the Shareholder Representative (in its capacity as such);

(iii)                               any Company Transaction Expenses that are outstanding after the Closing;

(iv)                              any Indebtedness of the Company outstanding immediately prior to the Closing that is (A) Funded Debt but not satisfied in full at the Closing or (B) other Indebtedness that is not reflected in the Merger Consideration at the Closing or the adjustment to the Merger Consideration contemplated by Section 1.11;

(v)                                 any Indemnified Taxes;

(vi)                              any Proceeding in which any Person asserts an ownership interest in any Group Company that is in breach of the representations and warranties of the Company set forth in Section 2.2 or Section 2.4(a); or

(vii)                           the exercise of any dissenter’s rights pursuant to Section 10.356 of the TBOC by any holder of Dissenting Shares (in which case the Losses of the Purchaser Indemnified Party relating thereto shall equal the amount by which the “fair value,” as finally determined pursuant to the TBOC, of the Company Common Stock held by each such holder exceeds the Merger Consideration paid or to be paid for such Company Common Stock pursuant to Article I, together with all Losses arising out of the determination, adjudication, or settlement of such dissenting shareholder claims).

Notwithstanding the foregoing, and for the avoidance of doubt, no Company Indemnified Party will be a Purchaser Indemnified Party by reason of such Company Indemnified Party’s position with any Group Company or otherwise.

(b)                                 Subject to the terms and conditions of this Article VIII, Purchaser, from and after the Closing, shall indemnify, defend and hold harmless each Equityholder, each of such Equityholder’s Affiliates and each of their respective officers, directors, managers, members, partners, equityholders, employees, representatives and agents and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Company Indemnified Parties”) from and against, and pay on behalf of and reimburse each Company Indemnified Party in respect of, any and all Losses incurred, suffered, sustained or required to be paid, directly or indirectly, by any Company Indemnified Party arising out of, resulting from or relating to (i) any breach of or inaccuracy in any representation and warranty made by Parent, Purchaser or Merger Sub in Article III or (ii) any non-fulfillment or breach of any covenant or agreement made by or to be performed by Parent, Purchaser or Merger Sub set forth in this Agreement.

Section 8.4                                    Indemnification Claim Procedure.

(a)                                 If any Purchaser Indemnified Party or Company Indemnified Party, as applicable (in the capacity as a Person seeking indemnification under this Article VIII, the “Indemnified Party”), obtains actual knowledge of any matter not involving a Third Party Claim that the Indemnified Party reasonably believes will entitle the Indemnified Party to indemnification from Purchaser or the Equityholders under this Article VIII (in the capacity as a Person against whom indemnification is sought under this Article VIII, the “Indemnifying Party”), the Indemnified Party shall promptly thereafter deliver to the Indemnifying Party a notice thereof (a “Notice of Claim”) describing such matter in reasonable detail and, to the extent reasonably estimable, the estimated Losses resulting therefrom; provided, however, that any failure to give such notification on a timely basis or to provide any particular details therein shall not relieve the Indemnifying Party of its obligation to indemnify any Indemnified Party hereunder except to the extent that such failure to provide, delay in providing or omission of any particular detail actually prejudices the ability of the Indemnifying Party to defend against such matter.

(b)                                 The Indemnifying Party shall respond to the Indemnified Party within twenty (20) Business Days following the date that the Notice of Claim is delivered to pursuant to Section 8.4(a) (the “Response Period”), specifying whether or not the Indemnifying Party disputes the claim(s) described in the Notice of Claim, describe in reasonable detail the basis for each such dispute and include reasonable supporting materials (a “Claim Response”).  If the Indemnifying Party fails to give a Claim Response within the Response Period, the Indemnifying Party shall be deemed not to dispute the claim(s) described in the related Notice of Claim.  If the Indemnifying Party gives a Claim Response within the Response Period but does not in such Claim Response dispute all of the claim(s) made in the related Notice of Claim, the Indemnifying Party shall be deemed not to dispute the undisputed claim(s) described in the related Notice of Claim.  If the Indemnifying Party elects not to dispute any claim described in a Notice of Claim, whether by failing to give a timely Claim Response or otherwise, then, subject to the limitations set forth in Section 8.6, the amount of Losses alleged in such Notice of Claim shall be conclusively deemed to be an obligation of the Indemnifying Party and the Indemnified Party shall be paid the amount specified in the Notice of Claim as provided in Section 8.8 (it being acknowledged that the amount of any estimated Losses shall be revised by the Indemnified Party from time to time as the same are determined, all of which Losses shall be indemnified by the Indemnifying Party).  If the Indemnifying Party delivers a Claim Response within the Response

Period indicating that the Indemnifying Party disputes one or more of the matters identified in the Notice of Claim, Purchaser and Shareholder Representative, on behalf of the Equityholders, shall promptly meet in good faith to resolve the dispute.  If Purchaser and Shareholder Representative do not resolve a dispute regarding a claim within thirty (30) days after the delivery of the Claim Response, either the Indemnifying Party or the Indemnified Party may submit the dispute to a court of competent jurisdiction for resolution.  Upon resolution of such dispute, whether by agreement or by a court of competent jurisdiction, if it is determined that any indemnification payment is required pursuant to this Article VIII such amount shall be paid to the Indemnified Party as provided in Section 8.8.

(c)                                  For purposes of this Section 8.4, with respect to any matter for which the Purchaser Indemnified Parties may seek indemnification pursuant to Section 8.3(b), all actions to be taken (or not taken), the exercise (or failure to exercise) of any rights and all notices to be delivered by the Indemnifying Party shall be taken (or not taken), exercised (or not exercised) or delivered by the Shareholder Representative on behalf of the Equityholders, and each Equityholder shall be bound thereby as if all the Equityholders had taken (or omitted to take) such action, exercised (or failed to exercise) such rights or delivered such notice.

Section 8.5                                    Defense of Third Party Claims.

(a)                                 With respect to any matter for which an Indemnified Party is entitled to indemnification from an Indemnifying Party under this Article VIII that relates to a Proceeding by a third party (a “Third Party Claim”), the Indemnified Party shall provide to the Indemnifying Party a Notice of Claim relating to such Third Party Claim promptly after receiving written notification of such Proceeding; provided, however, that any failure to give such notification on a timely basis shall not relieve the Indemnifying Party of its obligation to indemnify any Indemnified Party hereunder except to the extent that such failure to provide or delay in providing actually prejudices the ability of the Indemnifying Party to defend against such Third Party Claim.

(b)                                 The Indemnifying Party shall have the right to assume and pursue the defense of any Third Party Claim with counsel selected by it and reasonably acceptable to the Indemnified Party, upon delivery to the Indemnified Party, within thirty (30) days after notice of the Third Party Claim has been delivered to the Indemnifying Party, of an acknowledgement and agreement that (i) any Losses resulting therefrom are indemnifiable Losses for which the Indemnified Party is entitled to indemnification under this Article VIII (subject to the limitations set forth in Section 8.6) and (ii) that the Indemnifying Party shall post any bond or other security to the extent required in connection with the defense or appeal of such Third Party Claim (an “Assumption of Defense Notice”), provided that the Indemnifying Party shall have an additional thirty (30) days after the delivery of such notice to revoke such acknowledgement and agreement with respect to any portion of such Losses based on matters that become known to the Indemnifying Party during such period and which indicate that such Losses would not be indemnifiable Losses for which the Indemnified Party is entitled to indemnification under this Article VIII (and if a notice of such revocation is not delivered by the Indemnifying Party during such thirty (30) day period, such Losses shall conclusively be deemed indemnifiable Losses).  Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of a Third Party Claim if (i) such Third Party Claim involves a purported class action,

(ii) such Third Party Claim involves criminal allegations, (iii) such Third Party Claim demands injunctive or other equitable relief that, if granted, would have an adverse effect on any of the Purchaser Indemnified Parties or their respective businesses (if a Purchaser Indemnified Party is the Indemnified Party) or any of the Company Indemnified Parties or their respective businesses (if a Company Indemnified Party is the Indemnified Party), (iv) the Indemnified Party reasonably determines that the Losses associated with such Third Party Claim are likely to exceed the then-remaining amount of the Indemnification Cap or (v) the Indemnified Party reasonably determines that it would be inappropriate for a single counsel to represent both the Indemnifying Party and the Indemnified Party in connection with such Third Party Claim under applicable standards of legal ethics.

(c)                                  Unless and until the Indemnified Party receives, with respect to any Third Party Claim, an Assumption of Defense Notice from the Indemnifying Party within the thirty (30)-day period provided above or if, at any time after the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnifying Party fails diligently to defend such Third Party Claim (i) the Indemnified Party may, but shall not be obligated to, fully assume, commence and pursue its defense of such Third Party Claim in any such manner as it may deem appropriate, (ii) the Indemnified Party shall thereafter promptly inform the Indemnifying Party of all material developments related to such Third Party Claim (including copying the Indemnifying Party on court filings and correspondence); provided, however, that the Indemnified Party shall not be obligated to turn over any attorney-client privileged information, (iii) the Indemnifying Party shall reasonably cooperate in the defense or prosecution of such Third Party Claim, including the retention and (upon the Indemnified Party’s request) the provision to the Indemnified Party of records and information which are reasonably relevant to such Third Party Claim, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and (iv) the Indemnified Party shall not settle any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  For the avoidance of doubt, any attorneys’ fees and expenses and other costs and expenses incurred by the Indemnified Party in connection with a Third Party Claim prior to the time at which such Third Party Claim has been assumed by the Indemnifying Party as provided herein or during any subsequent time in which the Indemnified Party is conducting its own defense of a Third Party Claim in accordance with this Section 8.5 shall be Losses hereunder.

(d)                                 If the Indemnifying Party assumes the defense of a Third Party Claim, it shall control and direct the defense of such Third Party Claim, but the Indemnified Party shall have the right to participate in the defense of such Third Party Claim and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party.  During any period in which the Indemnifying Party is defending a Third Party Claim (i) the Indemnifying Party shall promptly inform the Indemnified Party of all material developments related to such Third Party Claim (including copying the Indemnified Party on court filings and correspondence) and (ii) the Indemnified Party shall reasonably cooperate in the defense or prosecution of such Third Party Claim, including the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees and other representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Notwithstanding anything to the contrary herein, the Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless (A) the compromise or settlement does not involve any statement, finding or admission of any fault of, breach of Contract by, or violation of Law by, the Indemnified Party, (B) the sole relief provided in the compromise or settlement is monetary damages that are paid in full by the Indemnifying Party and does not include any requirement that the Indemnified Party take or refrain from taking any actions other than compliance with any non-disclosure obligations related to the terms of such settlement contained in the settlement agreement, (C) the compromise or settlement includes an unconditional and irrevocable release of the Indemnified Party, (D) the settlement agreement includes a reasonable confidentiality obligation by the Third Party claimant of the terms of the settlement and (E) the Indemnified Party is a party to, or an express Third Party beneficiary of, the settlement agreement, entitled to enforce such settlement agreement.  The Indemnified Party shall have no Liability with respect to any compromise or settlement of any Third Party Claims made without its consent (if such consent is required by this Section 8.5) and any such compromise or settlement shall be void.

(e)                                  This Section 8.5 shall not apply to Tax Claims, which shall be governed by Section 5.2(f).

(f)                                   For purposes of this Section 8.5, with respect to any matter for which the Purchaser Indemnified Parties may seek indemnification pursuant to Section 8.3(b), all actions to be taken (or not taken), the exercise (or failure to exercise) of any rights and all notices to be delivered by the Indemnifying Party shall be taken (or not taken), exercised (or not exercised) or delivered by the Shareholder Representative on behalf of the Equityholders, and each Equityholder shall be bound thereby as if all the Equityholders had taken (or omitted to take) such action, exercised (or failed to exercise) such rights or delivered such notice.

Section 8.6                                    Limitations on Indemnification.

(a)                                 Purchaser Limitations.  Subject to Section 8.6(e), the Purchaser Indemnified Parties shall not be entitled to indemnification with respect to any claim for indemnification made pursuant to Section 8.3(a)(i) unless and until the aggregate dollar amount of all Losses of the Purchaser Indemnified Parties in excess of the De Minimis Claim Threshold for all claims relating to Losses that would otherwise be indemnifiable pursuant to Section 8.3(a)(i) exceeds One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (the “Threshold Amount”), after which point the Equityholders shall be required to provide indemnification with respect to all indemnifiable (subject to the De Minimis Claim Threshold) Losses with respect to any such claim for indemnification made pursuant to Section 8.3(a)(i) from dollar one.  In addition, subject to Section 8.6(e), the Purchaser Indemnified Parties shall not be entitled to indemnification with respect to any claim for indemnification made pursuant to Sections 8.3(a)(i), (vi) or (vii) or with respect to any Pre-Closing Covenants pursuant to Section 8.3(a)(ii) to the extent that all claims made under such Sections are in an aggregate amount in excess of Nine Million Dollars ($9,000,000) (the “Indemnification Cap”).

(b)                                 Company Limitations.  Subject to Section 8.6(e), the Company Indemnified Parties shall not be entitled to indemnification with respect to any claim for indemnification made pursuant to Section 8.3(b)(i) (i) unless and until the Losses associated with all claims for indemnification made pursuant to Section 8.3(b)(i) incurred by the Company Indemnified Parties aggregate at least the Threshold Amount, after which point Purchaser shall be required to provide indemnification with respect to all indemnifiable Losses with respect to any claim for indemnification made pursuant to Section 8.3(b)(i) that are in excess of the Threshold Amount or (ii) in an aggregate amount in excess of the Indemnification Cap; provided that, the foregoing limitations shall not apply to the failure of Parent, Purchaser and Merger Sub to pay the Merger Consideration.

(c)                                  No Special, Exemplary or Punitive Damages.  Notwithstanding anything to the contrary in this Article VIII or elsewhere in this Agreement, in no event shall any Indemnified Party be entitled to receive indemnification under this Article VIII for any Losses relating to special, exemplary or punitive damages; provided, however, that this limitation shall not apply if, and solely to the extent that, an Indemnified Party is seeking to obtain through indemnification reimbursement of such Losses resulting from an award in a Third Party Claim against such Indemnified Party of such Losses.

(d)                                 No Double Recovery.  Notwithstanding the fact that any Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnified Party shall be entitled to recover the amount of any Losses suffered by such Indemnified Party or its Affiliates more than once, regardless of whether such Losses may be as a result of a breach of more than one representation, warranty or covenant.  Without limiting the generality of the foregoing, no Indemnified Party shall be able to recover any Loss for which it is otherwise entitled to indemnification under this Agreement if such Loss has already been taken into account in determining the Final Net Working Capital, Final Closing Date Cash, Final Closing Date Indebtedness or Final Closing Date Company Transaction Expenses in accordance with Section 1.11.

(e)                                  Exceptions; Overall Indemnity Cap.  Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that (i) the provisions of Sections 8.6(a) and (b) shall not apply with respect to any Losses arising out of, resulting from or relating to any action or inaction that constitutes fraud, intentional misrepresentation or intentional breach, and (ii) the De Minimis Claim Threshold and the Threshold Amount shall not apply to any indemnification claims made with respect to the Fundamental Representations or the representations and warranties set forth in Section 2.16 (Taxes) and (iii) to the extent the Indemnification Cap does not apply to any indemnification claims by the Purchaser Indemnified Parties in accordance with Section 8.6(a), the maximum aggregate amount of Losses for which indemnification is required to be made with respect to such items not covered by the Indemnification Cap shall be the portion of the Merger Consideration actually received by each such Indemnifying Party on account of such Indemnifying Party’s Shares or Warrants (but not on account of any Funded Debt).

(f)                                   Waivers of Closing Condition.  Notwithstanding anything in this Agreement to the contrary, no Purchaser Indemnified Party shall be entitled to make any claim for indemnification hereunder with respect to the failure of the Company to obtain any Governmental Approval or Contract Consent set forth on Schedule 6.1(c) if such Governmental Approval or Contract Consent has not been obtained prior to the Closing Date and Purchaser waives the condition to Closing in Section 6.1(c) with respect to the receipt of such Government Approval or Contract Consent.

Section 8.7                                    Determination of Loss Amount; Reliance.

(a)                                 For purposes of determining whether there has been a breach of any representation and warranty of the Company set forth in Article II and the Losses for any such breach, all materiality qualifications contained in such representations and warranties (however they may be phrased and including the word “material”, the term “Material Adverse Effect” and words or terms of similar import) shall be ignored and not given any effect; provided, however, that materiality qualifications shall not be ignored, and they shall be given effect, for purposes of the definition of Permitted Liens or Material Contracts and any use of such terms in this Agreement or for purposes of Section 2.6(a).

(b)                                 Purchaser shall, and shall cause the Group Companies to, in good faith, diligently seek recovery, at its or their own expense, of all insurance proceeds from insurers with respect to all Losses with respect to which any Purchaser Indemnified Party makes a claim for indemnification under this Article VIII; provided that (i) the expenses incurred by Purchaser or the Group Companies in connection with such recovery and the net present value of any increase in premiums of the applicable insurance policies relating to the claims so made shall be a Loss related to such claim for indemnification and (ii) no Indemnifying Party shall delay making any payment under this Article VIII pending resolution of any such insurance claim.  To the extent that Purchaser or any Group Company (following the Closing) receives any amount under insurance coverage with respect to a matter for which a Purchaser Indemnified Party has previously obtained payment in indemnification under this Article VIII, Purchaser shall, as soon as reasonably practicable after receipt of such insurance proceeds, pay and reimburse to the Escrow Agent (if such reimbursement is to be delivered prior to the expiration of the Escrow Account) or to the Shareholder Representative (if such reimbursement is to be delivered after the expiration of the Escrow Account) for further allocation to the Equityholders, for any prior indemnification payment (up to the amount of the insurance proceeds, less any premium increases directly attributable thereto).

(c)                                  The representations and warranties made by the Company, on the one hand, and Parent, Purchaser and Merger Sub, on the other hand, in this Agreement are made with the knowledge and expectation that the Equityholders are (in the case of representations and warranties made by Parent, Purchaser and Merger Sub) and Parent, Purchaser and Merger Sub are (in the case of representations and warranties made by the Company) placing reliance thereon in entering into, and performing its obligations under, this Agreement.  No investigation made by or for the benefit of a Party, nor any knowledge of information held or obtained by such Party either in the course of such investigation or otherwise, shall negate or limit the effect of the representations and warranties made for the benefit of such Party in this Agreement or any right to indemnification with respect to any breach of or inaccuracy therein.

Section 8.8                                    Source of Recovery; Payment of Amounts Due.

(a)                                 Subject to the application of Section 8.6, within five (5) Business Days after it is determined pursuant to this Article VIII that any amount is due to any Purchaser Indemnified

Party under Section 8.3(a), such amount shall be satisfied: (i) first, by release to Purchaser from the Escrow Account of the amount of the Escrow Deposit equal to the lesser of (A) such amount or (B) the full amount of Escrow Deposit then remaining in the Escrow Account and (ii) second, if such amount is greater than the full amount of Escrow Deposit then remaining in the Escrow Account, by payment by the Equityholders to Purchaser, in accordance with their respective Allocation Percentages, of the excess within such five (5) Business Day period, in each case by wire transfer of immediately available funds.  Any payment of the Escrow Deposit pursuant to this Section 8.8 shall be accompanied by payment of all of the interest and other income thereon in the Escrow Account, if any, which amount shall not reduce or offset the amount of the payment due to any Purchaser Indemnified Party under this Article VIII.

(b)                                 Subject to the application of Section 8.6, within five (5) Business Days after it is determined pursuant to this Article VIII that any amount is due to any Company Indemnified Party hereunder, such amount shall be paid by Purchaser to such Company Indemnified Party by wire transfer of immediately available funds.

(c)                                  If any payment required under this Section 8.8 is not made in full within five (5) Business Days after it is determined under this Article VIII that such payment is due, the unpaid payment shall thereafter bear simple interest at a rate equal to the prime rate in effect from time to time (as published in The Wall Street Journal) plus six (6) percentage points, until paid in full.

Section 8.9                                    Exclusive Remedy.  Notwithstanding anything to the contrary in this Agreement, except: (a) as set forth in Section 1.11 with respect to adjustments to the Merger Consideration, (b) as set forth in Section 10.12 with respect to specific performance or injunctive relief, (c) as set forth in Section 5.2 with respect to Taxes, or (d) for any claim based upon fraud or intentional misconduct, after the Closing the indemnification rights set forth in this Article VIII shall be the sole and exclusive remedies of (i) the Purchaser Indemnified Parties for any breach of or inaccuracy in any of the representations and warranties of the Company contained in this Agreement, any non-fulfillment or breach of any of the covenants and agreements of the Shareholder Representative contained in this Agreement or any non-fulfillment or breach of any of the covenants and agreements of the Company to be performed prior to or at the Closing and contained in this Agreement and (ii) the Company Indemnified Parties for any breach of or inaccuracy in any of the representations and warranties of Parent, Purchaser or Merger Sub contained in this Agreement or any non-fulfillment or breach of any of the covenants and agreements of Purchaser contained in this Agreement.  For the avoidance of doubt, (A) the limitation set forth in this Section 8.9 shall apply to all of the Transaction Documents, except for any employment agreements to be entered into in connection herewith and the Subscription Agreements, (B) shall not apply to any covenants of the Key Shareholders contained in this Agreement and (C) to the extent that any matter is subject to indemnification under alternative provisions of this Agreement, an Indemnified Party may seek such indemnification under such alternative provisions of this Agreement, but such Indemnified Party may not recover duplicate amounts for its Losses relating to such matter.

Section 8.10                             Treatment of Indemnification Payments.  Any indemnification payments made pursuant to this Article VIII shall be treated as adjustments to the Merger Consideration unless a contrary treatment is required by applicable Law.

Section 8.11                             Limitations on Contribution and Certain Other Rights.  If, following the Closing, any payment is made by the Equityholders, or any of them, or otherwise becomes due from the Equityholders, or any of them, pursuant to this Article VIII in respect of any Losses, no Equityholder shall have any rights against the Company or any of its Affiliates, whether by reason of contribution, indemnification, subrogation or otherwise, in respect of any such payment, and shall not take any action against the Company or any of its Affiliates with respect thereto.

ARTICLE IX
SHAREHOLDER REPRESENTATIVE

Section 9.1                                    The Shareholder Representative.  The Shareholder Representative shall act as the representative of the Equityholders in respect of all matters arising under this Agreement or the Escrow Agreement, and shall be authorized to act, or refrain from acting, in each case as the Shareholder Representative believes is necessary or appropriate under this Agreement and the Escrow Agreement, for and on behalf of the Equityholders, including any and all actions required or permitted to be taken by the Shareholder Representative under this Agreement or the Escrow Agreement with respect to any claims (including the defense and settlement thereof) made by a Purchaser Indemnified Party against the Escrow Fund (including the exercise of the power to (i) authorize the delivery of any or all of the Escrow Fund to a Purchaser Indemnified Party in satisfaction of claims by a Purchaser Indemnified Party, (ii) agree to negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims against the Escrow Fund and (iii) take any and all actions necessary in the judgment of the Shareholder Representative for the accomplishment of any or all of the foregoing).  The Equityholders shall be bound by all such actions taken by the Shareholder Representative and no Equityholder shall be permitted to take any such actions.  The Shareholder Representative is serving as the Shareholder Representative solely for purposes of administrative convenience, and in such capacity is not personally liable for any of the obligations of the Company or any of the Equityholders hereunder (except to the extent the Shareholder Representative is itself an Equityholder), and Purchaser agrees that except as may be provided in Article VIII if the Shareholder Representative is also an Equityholder, it will not look to the Shareholder Representative or the underlying assets of the Shareholder Representative for the satisfaction of any obligations of the Company or any of the Equityholders.  As between the Shareholder Representative and the Equityholders, the Shareholder Representative shall not be liable for any error of judgment, or any action taken, suffered or omitted to be taken, in connection with the performance by the Shareholder Representative of the Shareholder Representative’s duties or the exercise by the Shareholder Representative of the Shareholder Representative’s rights and remedies under this Agreement or the Escrow Agreement, except in the case of its bad faith or willful misconduct.  As between the Shareholder Representative and the Equityholders, no bond shall be required of the Shareholder Representative.  The Shareholder Representative may consult with legal counsel, independent public accountants and other experts selected by it and as between the Shareholder Representative and the Equityholders, shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts.  As between the Shareholder Representative and the Equityholders, the Shareholder Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or the Escrow Agreement.  In all matters relating to the Escrow Fund or indemnification claims by

Company Indemnified Parties, the Shareholder Representative shall be the only party entitled to assert the rights of the Equityholders.  The Purchaser Indemnified Parties shall be entitled to conclusively rely on all statements, representations and decisions of the Shareholder Representative relating to the Escrow Fund or indemnity claims as those of the Equityholders without any independent investigation or verification.  Notwithstanding anything to the contrary herein, in the event of a claim hereunder against a single Equityholder, and not any other the Equityholders, such affected Equityholder shall be entitled to control the defense of such claim.

Section 9.2                                    Limitation on the Purchaser’s Liability.  Notwithstanding anything to the contrary set forth herein, Purchaser shall not be liable for any Losses to any Person, including any Equityholder, for any action taken or not taken by the Shareholder Representative or for any act or omission taken or not taken in reliance upon the actions taken or not taken or decisions, communications or writings made, given or executed by the Shareholder Representative, including any failure of the Shareholder Representative to distribute, or to distribute or subdivide in the correct amounts, any payments made to the Shareholder Representative by Purchaser for distribution to the Equityholders and the other Person(s) entitled to receive distributions thereof.

Section 9.3                                    Replacement of the Shareholder Representative.  If the Shareholder Representative (a) is dies or terminates its legal existence (if not an individual), (b) becomes legally incapacitated or (c) resigns from its position as the Shareholder Representative, then the Equityholders shall promptly notify Purchaser in writing of the replacement Shareholder Representative; provided, however, that:  (i) any such replacement Shareholder Representative shall be subject to the consent of Purchaser, such consent not to be unreasonably withheld or delayed; (ii) until a replacement Shareholder Representative has been selected and consented to by Purchaser, the Shareholder Representative to be replaced by such replacement Shareholder Representative shall continue to serve as the Shareholder Representative hereunder, except in the case of any of the events described in clause (b) or clause (c) above; and (iii) in the case of any of the events described in clause (b) or clause (c) above, a replacement Shareholder Representative shall be selected as soon as is possible, subject to Purchaser’s consent as provided above, but until such replacement Shareholder Representative begins to serve in such capacity, notwithstanding anything to the contrary in this Agreement, any time limit applicable to any covenant, agreement, right or remedy of Purchaser or any of the other Purchaser Indemnified Parties under this Agreement that must be performed or otherwise fulfilled or must be elected or otherwise notified to the Shareholder Representative shall be tolled until five (5) Business Days after such replacement Shareholder Representative begins to serve in such capacity.  Such appointment shall be effective upon delivery of written notice to Purchaser and, thereafter, the replacement Shareholder Representative shall be deemed to be the Shareholder Representative for all purposes of this Agreement and the Escrow Agreement.  Any obligation of Purchaser to take any action in respect of the Shareholder Representative shall be suspended during any period that the position of the Shareholder Representative is vacant.

Section 9.4                                    Shareholder Representative Fund.  Upon the Closing, in accordance with Section 1.9(e), Purchaser shall wire to the Shareholder Representative the Shareholder Representative Deposit Amount, which shall be held by the Shareholder Representative as agent and for the benefit of the Equityholders in a segregated account (the “Shareholder Representative Fund”) and shall be used for the purposes of paying directly, or reimbursing the Shareholder Representative for, any third party expenses pursuant to this Agreement, the Escrow

Agreement or any other Transaction Document; provided, however, that One Million Dollars ($1,000,000) of the Shareholder Representative Deposit Amount shall be retained by the Shareholder Representative until final determination and payment of any post-Closing adjustment under Section 1.11 to serve as a source of payment of any amounts due to Purchaser pursuant to Section 1.11(e).  Shareholder Representative will hold these funds separate from his personal funds and will not use these funds for any personal purposes.  The Equityholders shall not receive interest or other earnings on amounts in the Shareholder Representative Fund.  The Equityholders acknowledge that the Shareholder Representative is not providing any investment supervision, recommendations or advice.  The Shareholder Representative shall have no responsibility or liability for any loss of principal of the Shareholder Representative Fund other than as a result of its gross negligence or willful misconduct.  As soon as practicable following the later of (i) the three year anniversary of the Closing or (ii) the final resolution in accordance with Article VIII of any indemnification claims by any Purchaser Indemnified Party prior to the three year anniversary of the Closing, the Shareholder Representative shall distribute the remaining Shareholder Representative Fund (if any) among the Equityholders in accordance with their respective allocation percentages set forth on Schedule 1.5.  For tax purposes, the Shareholder Representative Fund shall be treated as having been received and voluntarily set aside by the Equityholders at the time of Closing.  The Parties agree that the Shareholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Shareholder Representative Fund.

ARTICLE X
MISCELLANEOUS

Section 10.1                             Fees and Expenses.

(a)                                 Except as otherwise specifically provided for in this Agreement or the other Transaction Documents, the Company Holders shall bear all of the Company Transaction Expenses.  Any Company Transaction Expenses that are not paid at or prior to the Closing or included in Final Closing Company Transaction Expenses, as finally determined in accordance with Section 1.11, shall be paid in full by the Company Holders promptly after written notice thereof has been provided to the Company Holders.  The Company and Purchaser shall each be responsible for one half (½) of the HSR filing fee, which amount payable by the Company shall be a Company Transaction Expense.

(b)                                 Except as otherwise specifically provided for in this Agreement or the other Transaction Documents, (i) Purchaser shall bear all costs and expenses (including fees and disbursements of counsel, financial advisors and accountants and financing fees, if any) incurred by or on behalf of Purchaser in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby and (ii) the Company shall bear all costs and expenses (including fees and disbursements of counsel, financial advisors and accountants and financing fees, if any) incurred after the Closing (or at the Closing pursuant to a Contract of the Company that Purchaser causes the Company to enter into at the Closing) by or on behalf of the Company in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

(c)                                  If this Agreement is terminated prior to the Closing, the obligation of each Party to pay its own expenses shall be subject to any rights of such Party arising from a breach of this Agreement by another Party pursuant to Section 7.2.

Section 10.2                             Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed using certified or registered United States mail with postage prepaid or (c) sent by next-day or overnight mail or delivery using a nationally recognized overnight courier service, as follows:

If to the Company (prior to the Closing), the Shareholder Representative (after the Closing) or any Equityholder:

Ernest Cunningham

114 Lismore

San Antonio, Texas 78260

with a copy (which shall not constitute notice, request, demand, waiver or other communication to the Company, the Shareholder Representative or any Equityholder) to:

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

Attention:  Peter J. Barrett & Michael R. Wilson

If to Purchaser:

GTT Communications, Inc.

7900 Tysons One Place

Suite 1450

McLean, VA 22102

Attention:  Chris McKee

With a copy (which shall not constitute notice, request, demand, waiver or other communication to Purchaser) to:

Goodwin Procter, LLP

901 New York Avenue, NW

Washington, DC 20001

Attention: Jay Schifferli

A Party may designate a new address to which notices, requests, demands, waivers and other communications shall thereafter be transmitted by providing written notice to that effect to the other Parties.  Each notice, request, demand, waiver or other communication transmitted in the manner described in this Section 10.2 shall be deemed to have been provided, received and become effective for all purposes hereunder (i) when delivered personally to the recipient, if delivered personally, (ii) three (3) Business Days after being mailed by certified or registered

United States mail, postage prepaid, (iii) one (1) Business Day after being sent by next day or overnight mail or delivery using a nationally recognized overnight courier service, or (iv) when presented for delivery to the addressee as so addressed during normal business hours, if such delivery shall have been rejected, denied or refused for any reason.

Section 10.3                             Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated (whether in whole or part, voluntarily or involuntarily, by operation of Law, merger, consolidation, dissolution or otherwise) by (a) Parent, Purchaser or Merger Sub without the prior written consent of Shareholder Representative; or (b) the Company (prior to the Closing) or Shareholder Representative, without the prior written consent of Purchaser.  Notwithstanding the foregoing, Purchaser or Parent shall have the right without the consent of Shareholder Representative to (i) assign its rights and delegate its obligations hereunder following the Closing to any Affiliate of Purchaser that expressly assumes this Agreement, provided that such assigning party shall remain responsible for any failure of the assignee to fulfill such obligations; provided further that Purchaser provides notice of such assignment to Shareholder Representative, (ii) assign its rights and delegate its obligations hereunder to any successor to all or substantially all of the business and assets of Purchaser or Parent; or (iii) collaterally assign its rights hereunder to any Person extending credit to Purchaser, Parent or any of their respective Affiliates, in each case unless such assignment would delay the consummation of the transactions contemplated hereby or cause Purchaser to have to obtain the consent of any Person to the consummation of the transactions contemplated hereby (other than the Consents set forth on Section 3.3 of the Purchaser Disclosure Schedule).  Any purported assignment or delegation of this Agreement or any rights, interests or obligations hereunder in violation of this Section 10.3 shall be void and of no force or effect.  Subject to the foregoing, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.4                             Amendment and Waiver.  This Agreement may not be amended except by an instrument in writing executed by Purchaser and the Company (prior to the Closing) or the Shareholder Representative (after the Closing), which states that it constitutes an amendment to this Agreement and specifies the provision(s) that are being amended; provided, that this Section 10.4, Section 10.12 (Third Party Beneficiaries), Section 10.9 (Governing Law), Section 10.10 (Consent to Jurisdiction; Waiver of Jury Trial ) and Section 10.11 (Remedies) and any related definitions used in such Sections shall not be amended in a manner adverse to the Financing Sources without the Financing Sources’ prior written consent.  Any provision of this Agreement may be waived at any time by (a) Purchaser, by delivery to the Company (prior to the Closing) or the Shareholder Representative (after the Closing) of a written instrument executed by Purchaser, which states that it constitutes a waiver of this Agreement and specifies the provision(s) that are being waived, (b) the Company Holders and the Company (prior to the Closing), by delivery by the Company to Purchaser of a written instrument executed by the Company, which states that it constitutes a waiver of this Agreement and specifies the provision(s) that are being waived and (c) the Company Holders (after to the Closing), by delivery by the Shareholder Representative to Purchaser of a written instrument executed by the Shareholder Representative, which states that it constitutes a waiver of this Agreement and specifies the provision(s) that are being waived.  Any such waiver shall be effective only to the extent specifically set forth in such written instrument.  Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise by a Party, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter.  No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

Section 10.5                             Entire Agreement.  This Agreement, including the annex, exhibits and schedules hereto, along with the other Transaction Documents and the Confidentiality Agreement, constitute the entire agreement of the Parties, and supersedes all other prior or contemporaneous Contracts (whether written or oral), by or among the Parties with respect to the subject matter hereof and thereof, including any letter of intent, term sheet or memorandum of terms entered into or exchanged by the Parties or any of their respective Affiliates.  The annex, exhibits and schedules specifically referred to herein, and delivered pursuant hereto, are an integral part of this Agreement.

Section 10.6                             Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement shall hereafter be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to such Parties provided by, such provision or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided to the maximum extent permitted by applicable Law.  Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances.  Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

Section 10.7                             Headings.  The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

Section 10.8                             Counterparts.  This Agreement may be executed in one or more counterparts, all of which (when executed and delivered) shall be considered one and the same Agreement and shall become effective when one or more counterpart signature pages have been signed by each Party and delivered by each Party to the other Parties, it being understood that the Parties need not sign the same counterpart.  Counterparts may be delivered by facsimile or other electronic transmission method (including pdf), and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 10.9                             Governing Law.  THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, ALL RELATIONSHIPS BETWEEN THE PARTIES HEREUNDER AND ALL DISPUTES AND PROCEEDINGS (IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE FOREGOING SHALL

BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, AND ENFORCED IN ACCORDANCE WITH, THE DOMESTIC LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE; PROVIDED, THAT ANY ACTION (WHETHER AT LAW, IN CONTRACT OR IN TORT) OR PROCEEDING INVOLVING ANY FINANCING SOURCE THAT MAY BE BASED UPON, ARISE OUT OF OR RELATING TO ANY FINANCING, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF ANY DOCUMENTATION IN CONNECTION THEREWITH, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW WHICH WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 10.10                      Consent to Jurisdiction; Waiver of Jury Trial.

(a)                                 EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL PROCEEDINGS (IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, ANY RELATIONSHIPS BETWEEN THE PARTIES HEREUNDER AND ANY DISPUTES WITH RESPECT TO ANY OF THE FOREGOING SHALL BE COMMENCED AND PROSECUTED EXCLUSIVELY IN THE FEDERAL AND STATE COURTS OF THE STATE OF DELAWARE AND ANY APPELLATE COURT THEREFROM (COLLECTIVELY, THE “DELAWARE COURTS”).  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS, FOR ITSELF AND ITS ASSETS, TO THE EXCLUSIVE JURISDICTION OF ANY OF THE DELAWARE COURTS IN RESPECT OF ANY SUCH PROCEEDING.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.2.  NOTHING IN THIS AGREEMENT SHALL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

(b)                                 EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, ANY RELATIONSHIPS BETWEEN THE PARTIES HEREUNDER AND ANY DISPUTES WITH RESPECT TO ANY OF THE FOREGOING IN ANY OF THE DELAWARE COURTS.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH PROCEEDING IN ANY OF THE DELAWARE COURTS.  EACH OF THE PARTIES AGREES THAT A FINAL JUDGMENT IN ANY SUCH PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(c)                                  EACH PARTY AGREES THAT ANY PROCEEDING (IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, ANY RELATIONSHIPS BETWEEN THE PARTIES HEREUNDER AND ANY DISPUTES WITH RESPECT TO ANY OF THE FOREGOING WILL INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH PROCEEDING.

(d)                                 EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT, SEEK TO ENFORCE THE FOREGOING WAIVERS, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) SUCH PARTY MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATION IN THIS SECTION 10.10.

(e)                                  NOTWITHSTANDING THE FOREGOING, ANY ACTION (WHETHER AT LAW, IN CONTRACT OR IN TORT) OR PROCEEDING INVOLVING ANY FINANCING SOURCE THAT MAY BE BASED UPON, ARISE OUT OF OR RELATING TO ANY FINANCING, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF ANY DOCUMENTATION IN CONNECTION THEREWITH, SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY STATE COURT SITTING IN THE BOROUGH OF MANHATTAN AND ANY APPELLATE COURT THEREFROM.

Section 10.11                      Remedies.

(a)                                 Subject to the provisions of Section 8.9, each of the Parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement.

(b)                                 Without limiting the generality of Section 10.11(a), each of the Parties acknowledges that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement and that the non-breaching Parties would be damaged irreparably and would have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached.  Accordingly, each Party agrees that the other Parties shall be entitled to a decree of specific performance to enforce the rights and obligations of the Parties from any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith, without the necessity of posting a bond or other security or proving actual damages and without regard to the adequacy of any remedy at law.

(c)                                  Notwithstanding anything to the contrary provided herein or in any other document delivered pursuant hereto or in connection herewith, this Agreement may only be enforced against, and any action for breach of this Agreement may only be brought against, the entities that are parties hereto.  For the avoidance of doubt, no claim shall be brought or maintained by the Equityholders, the Shareholders Representative, the Company or any of their respective Affiliates, successors or assigns against any Financing Source in connection with this Agreement, any financing commitment letter or the transactions contemplated hereby or thereby whether at law or equity, in contract tort or otherwise.

Section 10.12                      Third Party Beneficiaries.  No Person other than the Parties has, is intended to have, or shall have any rights, remedies, obligations or benefits under any provision of this Agreement, other than (a) any permitted successors and assigns of the Parties under Section 10.3 (who are intended third party beneficiaries of this Agreement), (b) the Covered Parties (who are intended third party beneficiaries of Section 5.5), and (c) the Purchaser Indemnified Parties and the Company Indemnified Parties (who are intended third party beneficiaries of Article VIII).  Notwithstanding the foregoing or anything herein to the contrary, the Financing Sources shall be third party beneficiaries of, and shall be entitled to enforce, Section 10.4 (Amendment and Waiver), Section 10.9 (Governing Law), Section 10.10 (Consent to Jurisdiction; Waiver of Jury Trial ), Section 10.11 (Remedies) and this Section 10.12, which Sections shall survive any termination of this Agreement.

Section 10.13                      Interpretation.  All references in this Agreement to annexes, exhibits, schedules, articles, sections, subsections and other subdivisions refer to the corresponding annexes, exhibits, schedules, articles, sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise.  Any capitalized term used but not defined in an annex or schedule to this Agreement have the meaning set forth in this Agreement.  The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular article, section, subsection or other subdivision hereof unless expressly so limited herein.  The words “either,” “or,” “neither,” “nor,” and “any” are not exclusive, and the word “or” is deemed to have the meaning “and/or”.  The word “including” (in its various forms) means including without limitation.  All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.  Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.  Unless expressly stated to the contrary, references in this Agreement or Annex A to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms thereof.  References in this Agreement to a Person shall include the successors and assigns thereof.  All references to materials in this Agreement, including any report, record, file or other document, shall, in each case, include any form or medium of such materials (including electronic form).

Section 10.14                      Construction.  The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party based on any claim that such Party or counsel to such Party drafted this Agreement or any provision hereof.  The information contained in this Agreement and in the schedules hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of Contract).  Each representation and warranty contained herein is independent of all other representations and warranties contained herein (whether or not covering an identical or a related subject matter) and must be independently and separately complied with and satisfied.  Exceptions or qualifications to any representations or warranties contained in the text thereof or schedules thereto shall not be construed as exceptions or qualifications to any other representation or warranty, except that the Parties acknowledge and agree that with respect to the Company Disclosure Schedule, any exception to a representation and warranty of the Company that is disclosed in a section thereof under a caption referencing such representation and warranty shall be deemed to also be an exception to each other representation and warranty of the Company contained in this Agreement for which a separate section is provided in the Company Disclosure Schedule, notwithstanding the absence of a cross reference thereto, if and to the extent that it would be reasonably apparent that such exception is applicable to such other representation and warranty.

Section 10.15                      Retention of Counsel.  In any dispute or proceeding arising under or in connection with this Agreement following the Closing, Shareholder Representative and the Company Holders shall have the right, at their respective elections, to retain Locke Lord LLP to represent them in such matter, and Parent, Purchaser and Merger Sub, for itself and, after the Closing, for the Company, and for their respective successors and assigns, hereby irrevocably waive and consent to any such representation in any such matter and the communication by such counsel to Shareholder Representative and any Company Holder in connection with any such representation of any fact known to such counsel arising by reason of such counsel’s prior representation of the Group Companies.

Section 10.16                      Protected Communications.  The parties to this Agreement agree that, immediately prior to the Closing, without the need for any further action (a) all right, title and interest of the Group Companies in and to all Protected Communications shall thereupon transfer to and be vested solely in Shareholder Representative solely for the benefit of the Company Holders, and (b) any and all protections from disclosure, including, but not limited to, attorney-client privileges and work product protections, associated with or arising from any Protected Communications that would have been exercisable by any Group Company shall thereupon be vested exclusively in Shareholder Representative solely for the benefit of the Company Holders and shall be exercised or waived solely as directed by Shareholder Representative.  All rights, files, and information that are not Protected Communications, including matters that relate to the operation of the Group Companies and the Liabilities of the Group Companies shall belong to the Company.  Neither the Company, its Subsidiaries, Parent, Purchaser, Merger Sub or any Person acting on any of their behalf shall, without the prior written consent of Shareholder Representative, assert or waive or attempt to assert or waive any such protection against disclosure, including, but not limited to, the attorney-client privilege or work product protection with respect to, or to discover, obtain, use or disclose or attempt to discover, obtain, use or disclose any Protected Communications in connection with any dispute or Proceeding with Shareholder Representative or the Company Holders relating to or in connection with, this Agreement, the events and negotiations leading to this Agreement, or any of the transactions contemplated herein; provided, however, the foregoing shall neither prohibit Purchaser from seeking proper discovery of such documents nor Shareholder Representative from asserting that such documents are not discoverable to the extent that applicable attorney-client privileges and work product protections have attached thereto.  Notwithstanding the foregoing, in the event that a dispute arises between Parent, Purchaser, Merger Sub, or any Group Company, on the one hand, and a Person other than Shareholder Representative, a Company Holder or one of their Affiliates, on the other hand, after the Closing, Parent, Purchaser, Merger Sub and any Group Company, as applicable, may assert the attorney-client privilege to prevent disclosure of Protected Communications to such third party.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed as of the date first above written.

PARENT:

GTT COMMUNICATIONS, INC.

By:	/s/ Chris McKee
Name:	Chris McKee
Title:	General Counsel and Executive Vice President

PURCHASER:

GLOBAL TELECOM & TECHNOLOGY AMERICAS, INC.

By:	/s/ Chris McKee
Name:	Chris McKee
Title:	General Counsel and Executive Vice President

MERGER SUB:

DUO MERGER SUB, INC.

By:	/s/ Chris McKee
Name:	Chris McKee
Title:	General Counsel and Executive Vice President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed as of the date first above written.

COMPANY:

ONE SOURCE NETWORKS INC.

By:	/s/ Ernest Cunningham
Name:	Ernest Cunningham
Title:	President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE:

/s/ Ernest Cunningham
ERNEST CUNNINGHAM

SOLELY FOR THE PURPOSES OF SECTIONS 4.5, 5.3, 5.4, 8.9 AND ARTICLE X HEREOF:

KEY SHAREHOLDERS:

/s/ Ernest Cunningham
ERNEST CUNNINGHAM

/s/ Charles T. Rigdon
CHARLES T. RIGDON

/s/ Joe Offshack
JOE OFFSHACK

/s/ Daniel Tyler
DANIEL TYLER

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINITIONS

The terms defined in this Annex A, whenever used in this Agreement (including in the Company Disclosure Schedule and the Purchaser Disclosure Schedule), shall have the respective meanings indicated below for all purposes of this Agreement.

“280G Shareholder Approval” has the meaning set forth in Section 4.11.

“Accounting Firm” has the meaning set forth in Section 1.11(d).

“Affiliate” means, with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person, with “control” (including the terms “controlled by” and “under common control with”) meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

“Agreed Accounting Principles” means the accounting methods, practices, policies and principles of the Company (a) used in the preparation of the 2014 Audited Financial Statements that are consistent with GAAP and (b) with respect to any such method, practice, policy or principle used in the preparation of the 2014 Audited Financial Statements that is not consistent with GAAP, the most similar method, practice, policy or principle that is consistent with GAAP.

“Agreement” has the meaning set forth in the preamble.

“Allocation Percentage” for each Equityholder means the percentage share of indemnification payments set forth across from the name of such Equityholder on Schedule 1.5.

“Alternative Transaction” has the meaning set forth in Section 4.5.

“Assumption of Defense Notice” has the meaning set forth in Section 8.5(b).

“Audited Financial Statements” has the meaning set forth in Section 2.6(a).

“Board Approval”  has the meaning set forth in Section 2.3.

“Bonus Participant” has the meaning set forth in Section 1.9(d)(ii).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

“Certificate” has the meaning set forth in Section 1.7(a).

“Certificates of Merger” has the meaning set forth in Section 1.1.

“Claim Response” has the meaning set forth in Section 8.4(b).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Cash” means the aggregate amount of all cash and cash equivalents of the Group Companies on a consolidated basis as of 12:01 a.m. Eastern time on the Closing Date, net of outstanding checks, drafts and wire transfers, all as determined in accordance with the Agreed Accounting Principles.

“Closing Date Indebtedness” means the aggregate amount of all Indebtedness of the Group Companies on a consolidated basis outstanding immediately prior to the Closing.

“Closing Date Company Transaction Expenses” means the aggregate amount of all unpaid Company Transaction Expenses as of immediately prior to the Closing.

“Closing Per Share Merger Consideration” means (a) the amount equal to (i) the Merger Consideration, (ii) plus the aggregate exercise price for all Warrants outstanding immediately prior to the Closing and (iii) minus all amounts paid pursuant to Sections 1.9(a) through (e), divided by (b) the Fully Diluted Share Number.

“Closing Statement” has the meaning set forth in Section 1.11(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company Benefit Plan” means (i) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (ii) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements and arrangements not described in the preceding clause (i); and (iii) plans or arrangements providing compensation to employee and non-employee directors, in each case in which any Group Company or any ERISA Affiliate of any Group Company sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer or director of any Group Company or any ERISA Affiliate or any Group Company (or their spouses, dependents, or beneficiaries).

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” has the meaning set forth in the recitals.

“Company Disclosure Schedule” means the disclosure schedule setting forth disclosures of the Company, or qualifications or exceptions to, any of to the representations and warranties set forth in Article II, or to the covenants of the Company set forth in Article IV delivered by the

Company to Purchaser simultaneously with the execution and delivery of this Agreement and as may be updated pursuant to Section 4.6.

“Company Holders” means the holders of Company Common Stock and the holders of Participation Shares.

“Company Indemnified Parties” has the meaning set forth in Section 8.3(b).

“Company Permits” has the meaning set forth in Section 2.18(b).

“Company Representatives” has the meaning set forth in Section 4.5.

“Company Software” means any software designed, developed, manufactured, performed, licensed, sold, distributed or otherwise made commercially available by any Group Company.

“Company Subsidiary” and “Company Subsidiaries” each has the meaning set forth in Section 2.1(b).

“Company Transaction Expenses” means (a) all fees, costs and expenses incurred by or on behalf of any Equityholder in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby, (b) all fees, costs and expenses incurred by or on behalf of any Group Company prior to the Closing (or at the Closing pursuant to a Contract of any Group Company existing prior to the Closing) in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby and (c) any severance, sale, stay bonus, retention bonus, change-of-control or similar bonuses, or payments payable to employees, directors, consultants, individual independent contractors or other individual service providers of any Group Company as a result of the consummation of the transactions contemplated by this Agreement or incurred or made prior to the Closing in connection with the transactions contemplated by this Agreement, even if such amounts are payable after the Closing, together with any Transaction Payroll Taxes (excluding any such Transaction Payroll Taxes relating to payments made pursuant to Section 1.11, Section 5.2(c) or the Escrow Agreement), but excluding any amounts arising as a result of actions or omissions by Parent, Purchaser or Merger Sub.  For the avoidance of doubt, in the event the Company does not obtain the 280G Stockholder Approval, any amounts that any Group Company becomes obligated to pay with respect to Parachute Payments will be deemed to be Company Transaction Expenses.

“Compensatory Holder” means any person holding Compensatory Stock at the Closing.

“Compensatory Stock” means each Share that is unvested and was issued to an employee of a Group Company pursuant to the terms of a Restricted Stock Agreement and with respect to which a timely and valid election with the IRS under Section 83(b) of the Code was not made.

“Confidential Information” means any and all information and records, data and other trade secrets of the Group Companies, or any of them, as they may exist from time to time, of any Persons that hereafter are or become Subsidiaries of any Group Company or of customers, suppliers, vendors, referral sources or other Persons that any Group Company does business with, whether written, oral, electronic or in other tangible or intangible form, including (a) corporate information (including business plans, proposed products, expansion plans, designs and design projects, strategies and policies), (b) marketing information (including strategies, methods, customers, prospects, market research data and plans for trademarks, service marks and copyrighted materials), (c) financial information (including cost, sales, pricing and performance data, debt arrangements, investors, client financial information and credit files), (d) operational and scientific information (including current and planned distribution and supply methods and processes, techniques, contracts, business records, trade secrets, computer programs and technical information) and (e) personnel information (including personnel lists, resumes, personnel data, organizational structure, compensation structure and performance evaluations).  As applied to any Company Holder, the term “Confidential Information”, however, does not include any information which (i) is or becomes general public knowledge through no fault of the Group Companies (after the Closing) or any Company Holder, (ii) was available to such Company Holder on a non-confidential basis from a source other than any Group Company, any Company Holder or any Affiliate of any Group Company or any Company Holder prior to being disclosed or made available to such Company Holder by or on behalf of Purchaser or the Group Companies, as evidenced by the contemporaneous written records of such Company Holder or (iii) is disclosed to or becomes available to such Company Holder on a non-confidential basis by or from a source other than any Group Company, any Company Holder or any Affiliate of any Group Company or any Company Holder after the disclosure of such information to Company Holder by or on behalf of any Group Company or its Affiliates, which source does not have a duty of nondisclosure, directly or indirectly, to any Group Company, its Affiliates or another Person with respect to such information.

“Confidentiality Agreement” means the confidentiality agreement dated March 4, 2014 by and between Parent and the Company.

“Contract” means any contract, agreement, commitment, purchase or sale order, mortgage, note, bond, loan agreement, indenture, license, sublicense, lease, sublease, instrument, quotation or other arrangement, plan, understanding, undertaking or other obligation, whether written or oral, that is binding or enforceable on at least one of the parties thereto (for the avoidance of doubt, any purchase order that is issued under a master purchase agreement shall not be deemed to be a separate Contract, but, instead shall be deemed to be part of such master purchase agreement).

“Contract Consents” has the meaning set forth in Section 4.3(b).

“Contractor” means any independent contractor, consultant, freelancer or other service provider providing services to, or who has provided services since January 1, 2015, any Group Company or any predecessor to the business of any Group Company.

“Copyrights” has the meaning set forth in the definition of Intellectual Property.

“D&O Indemnified Party” has the meaning set forth in Section 5.5(a).

“De Minimis Claim Threshold” means any individual Loss or series or group of Losses arising from the same or substantially similar facts or circumstances where the Loss is less than Thirty Thousand Dollars ($30,000) in the aggregate.

“Delaware Courts” has the meaning set forth in Section 10.11(a).

“DGCL” has the meaning set forth in the recitals.

“Dispute Notice” has the meaning set forth in Section 1.11(b).

“Dissenting Shares” has the meaning set forth in Section 1.6.

“DOJ” has the meaning set forth in Section 4.3(c).

“Effective Time” has the meaning set forth in Section 1.3.

“Employees” has the meaning set forth in Section 2.20(a)(i).

“Employment Agreement” has the meaning set forth in Section 2.15(a)(xiii).

“Environmental Law” means all Laws relating to: (a) the manufacture, transport, use, treatment, storage, disposal of Hazardous Substances, Environmental Release or threat of Environmental Release; (b) pollution or the protection of human health, safety or the environment as they relate to Hazardous Substances or the environment (including natural resources, air, and surface or subsurface land or waters); or (c) natural resources, including laws relating to Environmental Releases or threats of Environmental Releases or otherwise relating to the manufacture, processing, distribution, use, presence, production, treatment, storage, disposal, transport, or handling of Hazardous Substances, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and other similar state and local statutes, and any regulations promulgated thereto.

“Environmental Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migration, leaching, placing, discarding, dumping or disposing into the environment.

“Equitable Exceptions” means, with respect to enforcement of the terms and provisions of any Contract, including this Agreement and the other Transaction Documents, (a) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (b) the effect of general principles of equity, including general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

“Equity Interests” means (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, (b) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“Equityholders” means, collectively, the holders of Company Common Stock and the holders of the Warrants.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means any Person that would have ever been considered a single employer with any Group Company under Section 4001(b) of ERISA or part of the same “controlled group” as any Group Company for purposes of Section 302(d)(3) of ERISA

“Escrow Agent” means SunTrust Bank.

“Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date, by and among Purchaser, Shareholder Representative and the Escrow Agent, attached hereto as Exhibit D.

“Escrow Deposit” has the meaning set forth in Section 1.9(c).

“Escrow Fund” has the meaning given to such term in the Escrow Agreement.

“Estimated Closing Statement” has the meaning set forth in Section 1.10.

“Estimated Net Working Capital” has the meaning set forth in Section 1.10.

“Final Closing Date Cash” has the meaning set forth in Section 1.11(e).

“Final Closing Date Company Transaction Expenses” has the meaning set forth in Section 1.11(e).

“Final Closing Date Indebtedness” has the meaning set forth in Section 1.11(e).

“Final Net Working Capital” has the meaning set forth in Section 1.11(e).

“Final Unpaid Taxes” has the meaning set forth in Section 1.11(e).

“Financial Statements” has the meaning set forth in Section 2.6(a).

“Financing” means debt financing provided by a lender to Purchaser or an Affiliate of Purchaser for the purposes of consummating the transactions contemplated by this Agreement on the Closing Date, including and to pay the fees and expenses of Purchaser and its Affiliates in connection with the negotiation, execution and delivery of this Agreement, the other Transaction Documents and such financing documents and the consummation of the transactions contemplated hereby and thereby.

“Financing Sources” shall mean any entities that have committed to provide or otherwise entered into agreements to provide Financing, together with their Affiliates and each of their respective equityholders, members, officers, directors, employees, agent and representatives involved in the Financing and all of their respective successors and assigns.

“FTC” has the meaning set forth in Section 4.3(c).

“Fully Diluted Share Number” means (a) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time, plus (b) the aggregate number of shares of Company Common Stock issuable upon the exercise of any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire Company Common Stock outstanding immediately prior to the Effective Time (after giving effect to the exercise by the Warrantholders of their Warrants and the issuance of Company Common Stock to the Warrantholders therefor).

“Fundamental Representations” means the following representations and warranties:  Section 2.1 (Existence; Good Standing), Section 2.2 (Capitalization), Section 2.3 (Authority; Enforceability), Section 2.4 (Subsidiaries), and Section 2.27 (Brokers).

“Funded Debt” means all Indebtedness of the Company under clauses (a), (d), (e) and (f)  of the definition of Indebtedness as of immediately prior to the Closing.

“GAAP” means United States generally accepted accounting principles in effect as of the date of this Agreement.

“Governmental Approvals” has the meaning set forth in Section 4.3(b).

“Governmental Authority” means any federal, state, regional, county, city, municipal or local governmental or quasi-governmental authority, whether foreign or domestic, of any nature or any agency, commission, department, board, bureau, branch, official entity or other administrative or regulatory body obtaining authority from any of the foregoing, including courts, tribunals, judicial or arbitral bodies, self-regulatory authorities, public utilities, sewer authorities and any supra-national organization, state, county, city or other political subdivision; or other Person exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Group Companies” means the Company and its Subsidiaries, collectively, and “Group Company” means the Company or any of its Subsidiaries, individually.

“Hazardous Substance” means any hazardous substance as defined in 42 U.S.C. § 9601(14), any hazardous waste as defined by 42 U.S.C. §6903(5), any pollutant or contaminant as defined by 42 U.S.C. §9601(33), any toxic substance, oil or hazardous material or other chemical or substance (including any petroleum product or by-product, asbestos in any form, polychlorinated biphenyls, urea formaldehyde or perchlorate) regulated by or forming the basis of liability under any applicable Environmental Law, or any other material or substance that is listed or classified as hazardous pursuant to any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, , (a) any obligation of such Person, whether or not contingent,  (i) constituting the principal amount, plus any related accrued and unpaid interest, fees, expenses and prepayment premiums or penalties, of indebtedness for borrowed money; (ii) evidenced by any note, bond, debenture, bankers acceptance, mortgage, letter of credit or other instrument, facility or debt security (including a purchase money obligation); (iii) upon which interest charges (other than late payment charges) are paid or owed; or (iv) issued or assumed as the deferred purchase price of property or services, conditional sale obligations and obligations under any title retention agreement (including any deferred pay-out or earn-out); (b) any obligation of such Person under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP; (c) any synthetic lease obligations, sale-leaseback obligations and other similar indebtedness obligations, whether secured or unsecured; (d) any obligation to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument (other than those issued in respect of performance obligations in the Ordinary Course); (e) any obligations under interest rate, currency and other derivative Contracts; (f) any obligation secured by a Lien on the assets of the Company (other than a Permitted Lien); and (g) any direct or indirect guarantee (or keepwell agreement) by such Person of any indebtedness of any other Person described in the preceding clauses (a) through (f).

“Indemnification Cap” has the meaning set forth in Section 8.6(a).

“Indemnified Party” has the meaning set forth in Section 8.4(a).

“Indemnified Taxes” means any and all Taxes (a) imposed on any of the Group Companies for a Pre-Closing Tax Period or the portion of any Straddle Period ending on or before the Closing Date (excluding any Transfer Taxes described in paragraph (d) below and any Taxes that were paid to Purchaser, any Group Company or any of their Affiliates pursuant to the penultimate sentence of Section 5.2(c)), (b) of any member of an affiliated, consolidated, combined or unitary group of which any of the Group Companies (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law, (c) of any Person imposed on any of the Group Companies as a transferee or successor, by Contract, indemnification agreement or otherwise, or pursuant to any Law, which Taxes relate to an event, agreement or transaction occurring on or before the Closing Date, (d) any Transfer Taxes for which the Equityholders are responsible pursuant to Section 5.2(d), and (e) any Transaction Payroll Taxes (excluding any such Transaction Payroll Taxes relating to payments made pursuant to Section 1.11, Section 5.2(c) or the Escrow Agreement); provided, however, Indemnified Taxes shall exclude any Taxes to the extent such Taxes were included in the computation of Unpaid Taxes or taken into account in calculating Net Working Capital.

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Intellectual Property” means all of the following legally recognized rights in any jurisdiction throughout the world: (a) all trademarks, service marks, trade dress, corporate names,

trade names, logos and slogans and all translations, adaptations, derivations and combinations of the foregoing (collectively, “Trademarks”) and Internet domain names, Internet websites, URLs and social media accounts; (b) patents, patent applications and patent disclosures (“Patents”); (c) copyrights and copyrightable works (“Copyrights”); (d) registrations and applications for any of the foregoing (“Registrations”); (e) trade secrets and confidential information (including inventions, ideas, know-how, financial, business and marketing plans, and related information); (f) the Company Software and any other software that is owned or licensed by any Group Company other than commercially available, off-the-shelf computer software programs; and (h) any goodwill associated with each of the foregoing, in each case, that is owned, used, held for use, or licensed by any Group Company.

“IRS” means the Internal Revenue Service.

“Key Shareholders” means Ernest Cunningham, Charles T. Rigdon, Joe Offshack and Daniel Tyler.

“Key Shareholder Person” has the meaning set forth in Section 5.4(a).

“Knowledge of the Company” means the actual knowledge of Ernest Cunningham, Jim Tipton, Joe Offshack, Dan Tyler or Charles T. Rigdon after reasonable inquiry of their respective direct reports.

“Knowledge Persons” means, with respect to the Group Companies during the Pre-Closing Period, Ernest Cunningham, Jim Tipton, Joe Offshack, Dan Tyler and Charles T. Rigdon, and with respect to Purchaser, Rick Calder, Chris McKee and Mike Sicoli.

“Latest Balance Sheet” has the meaning set forth in Section 2.6(a).

“Law” means any constitutional provision, treaty, statute, ordinance, law (including common law), Order, rule, regulation or code of any Governmental Authority, or any legally binding regulatory policy statement, binding standard or guidance, or general binding directive or decree of any Governmental Authority, in each case as any of the foregoing may be in effect from time to time or, as to Purchaser only, any securities exchange on which the securities of Parent are listed from time to time.

“Leases” mean all leases, subleases, master leases, licenses, sublicenses, occupancy agreements or other agreements (written or oral) pertaining to the Leased Real Property, including all exhibits, amendments, modifications, extensions, renewals and guaranties relating thereto.

“Leased Real Property” and “Leased Real Properties” each has the meaning set forth in Section 2.12(a).

“Letter of Transmittal” has the meaning set forth in Section 1.7(b).

“Liability” with respect to any Person, means any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person, including any liability for payment, Indebtedness, payment obligation or other sum that is or may become due.

“Lien” means any lien (including any Tax lien), mortgage, security interest, pledge, deposit, charge, option, infringement, deed of trust, hypothecation, contingent sale, title retention, adverse claim, covenant, easement, right-of-way, encumbrance, claim, encroachment or other similar defect affecting title, UCC financing statement, conditional or other sales agreements or agreement to file any of the foregoing, community property interest or other matter affecting title, or other encumbrance or restriction (including a restriction on transfer such as a right of first refusal) of any nature or kind, whether voluntarily or involuntarily incurred, arising by operation of Law, by Contract or otherwise, and including any Contract to give any of the foregoing in the future.

“Losses” means any and all Liabilities, Proceedings, Taxes, obligations, losses, assessments, adjustments, awards, judgments, settlement payments, fines, penalties, interest, damages, costs, deficiencies, fees, charges and expenses, including any and all reasonable expenses incurred in connection with investigating, defending or asserting any of the foregoing (including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable direct out of pocket fees and disbursements of outside legal counsel, investigators, consultants, expert witnesses, accountants and other third party professionals); provided however, that in the case of any indemnification payments made pursuant to this Agreement that are not treated as adjustments to the Merger Consideration under applicable Law, Losses shall not include Taxes imposed on such indemnification payments.

“Material Adverse Effect” means any state of facts, circumstance, development, change or effect that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the operations, condition (financial or otherwise), results of operations, properties, assets, liabilities or business of the Group Companies, taken as a whole, except for any adverse effect resulting after the date of this Agreement from (a) the announcement or disclosure of this Agreement or the transactions contemplated by this Agreement, not made in breach of the terms of this Agreement, (b) general economic or political conditions or changes that affect the industry generally in which the Group Companies operate, (c) military action or any act of terrorism involving the United States, (d) changes in accounting requirements or principles required by GAAP, (e) compliance with the terms of this Agreement or actions which Purchaser has consented to in writing or requested in writing and (f) the failure of the Company to meet or achieve the results set forth in any projection, estimate, forecast or plan (it being acknowledged that the underlying cause of such failure may constitute a Material Adverse Effect), in the case of each of the foregoing clauses (a) through (f), solely to the extent that it does not, and would not reasonably be expected to have, a materially disproportionate adverse effect on the Group Companies, or any of them, relative to other participants in the industries in which the Group Companies operate.

“Material Contracts” has the meaning set forth in Section 2.15(b).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 1.8.

“Merger Sub” has the meaning set forth in the preamble.

“Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

“Net Decrease” has the meaning set forth in Section 1.11(a).

“Net Increase” has the meaning set forth in Section 1.11(a).

“Net Working Capital” means the Current Assets of the Company minus the Current Liabilities of the Company, determined on a consolidated basis as of 12:01 a.m. on the Closing Date, where (a) “Current Assets” means accounts receivable with respect to services rendered prior to the Closing Date (net of allowance for doubtful accounts and sales allowance reserves), inventory, short term investments (other than those included in Final Cash), lease deposits and pre-paid expenses, but excluding (i) the portion of any prepaid expense of which Purchaser will not receive the benefit following the Closing, (ii) deferred Tax assets, (iii) inter-company receivables or receivables from any Affiliate of any Group Company or the employees, managers, officers, directors (or equivalent) or equityholders of any Group Company or the Affiliates of any such Person arising outside of the Ordinary Course and (iv) accrued revenue in respect of services to be provided after the Closing and (v) deferred non-recurring costs, and (b) “Current Liabilities” means accounts payable (with respect to services rendered prior to the Closing), accrued sales commissions and other compensation, committed but unaccrued capital expenditures, deferred revenue, the current portion of long-term payables, current Tax liabilities and current accrued expenses, but excluding (A) deferred revenue in respect of services to be provided after Closing, (B) deferred Tax Liabilities, (C) Company Transaction Expenses, (D) any Indebtedness of the Company as of immediately prior to the Closing Date, and (E) deferred non-recurring revenue.

“Notice of Claim” has the meaning set forth in Section 8.4(a).

“Objection Notice” has the meaning set forth in Section 1.11(c).

“Order” means any judgment, writ, decree, directive, decision, injunction, ruling, stipulation, award, order (including any consent decree or cease and desist order) or determination of any kind issued, promulgated or entered by or with any Governmental Authority having jurisdiction over any of the Parties, the Shares, the Warrants or any other Person or assets to whom the reference to such Order would reasonably be deemed to apply in the context of such reference.

“Ordinary Course” means, with respect to any action taken or omitted to be taken by the Company or the Group Companies, as applicable, that such action (a) is consistent in nature, scope and magnitude with the past practices of the Company or the Group Companies, as applicable, and is taken in the ordinary course of the normal, day-to-day operations of the Company or the Group Companies, as applicable, and (b) does not require authorization by the board of directors or equityholders of the Company or the Group Companies, as applicable, (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature.

“Organizational Documents” of a Person means (a) its articles of incorporation, certificate of incorporation, certificate of formation or similar document(s) filed with a Governmental Authority, which filing forms or organizes the Person and (b) its bylaws, limited liability company operating agreement, partnership agreement, trust agreement or similar document(s), whether or not filed with a Governmental Authority, which organize or govern the internal affairs of such Person, in the case of each of the preceding clause (a) and (b), as amended to date and in effect at the time in question.

“Parachute Payments” has the meaning set forth in Section 4.11.

“Parent” has the meaning set forth in the preamble.

“Participation Shares” has the meaning set forth in the recitals.

“Party” and “Parties” each has the meaning set forth in the preamble.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“PEO Contract” has the meaning set forth in Section 2.19(a).

“Per Share Merger Consideration” means (1) the Closing Per Share Merger Consideration, without interest, plus (2) an interest in any amounts that may become payable in respect of such share of Company Common Stock from or at the direction of the Shareholder Representative in the future from (a) the Escrow Amount, (b) the Shareholder Representative Deposit Amount or (c) in respect of any Post-Closing Adjustment owed by Purchaser pursuant to this Agreement.

“Permits” has the meaning set forth in Section 2.18(b).

“Permitted Liens” means (a) statutory Liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established on the books of the Company, (b) statutory and contractual Liens of landlords with respect to Leased Real Property, the existence of which does not and would not reasonably be expected to materially impair the marketability, value, use and enjoyment of the Leased Real Property or the assets subject to such Lien, (c) statutory Liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the Ordinary Course and not yet due and payable, the existence of which does not and would not reasonably be expected to materially impair the marketability, value, use and enjoyment of the Leased Real Property or the assets subject to such Lien, (d) in the case of Leased Real Property only, zoning, building, or other land use regulations imposed by Governmental Entities, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in the underlying fee interest title existing as of the date of this Agreement, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the Leased Real Property by the Company, (e) in the case of Intellectual Property, third party license agreements entered into in the Ordinary Course and (f) Liens incurred in connection with capital lease obligations of the Company or otherwise arising under clause (b) of the definition of Indebtedness and set forth on Schedule 1.

“Person” means any natural person, partnership, joint venture, corporation, company, trust, limited liability company, association, unincorporated organization or other entity or any Governmental Authority.

“Personal Property” has the meaning set forth in Section 2.11.

“PFIC” has the meaning set forth in Section 2.16(r).

“Phantom Stock Agreements” has the meaning set forth in the recitals.

“Post-Closing Adjustment” has the meaning set forth in Section 1.5(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.

“Proceeding” means any suit, action, cause of action (whether at law or in equity), arbitration, audit, hearing, investigation, litigation, claim, complaint, administrative or similar proceeding (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private), in each case commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Protected Communications” means, at any time, any and all communications in whatever form, whether written, oral, video, electronic or otherwise, that shall have occurred between or among any of the Group Companies, the Company Holders, Shareholder Representative, or any of their respective Affiliates, equity or holders, directors, officers, employees, agents, advisors, on the one hand, and attorneys (including Locke Lord LLP), on the other hand, to the extent (and only to the extent) relating to this Agreement or the other Transaction Documents to which the Company is a party, the negotiations leading to this Agreement and such other Transaction Documents and the transactions contemplated hereby and thereby which, immediately prior to the Closing, was attorney-client privileged communications between such party, on the one hand, and its attorneys (including Locke Lord LLP), on the other hand.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Disclosure Schedule” means the disclosure schedule setting forth disclosures of Purchaser, or qualifications or exceptions to, any of Purchaser’s representations and warranties set forth in Article III or Purchaser’s covenants set forth in Article IV delivered by Purchaser to the Company simultaneously with the execution and delivery of this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.3(a).

“Purchaser Prepared Returns” has the meaning set forth in Section 5.2(b)(ii).

“Purchaser Representatives” has the meaning set forth in Section 4.5.

“Registrations” has the meaning set forth in the definition of Intellectual Property.

“Released Claims” has the meaning set forth in Section 5.4(a).

“Released Parties” has the meaning set forth in Section 5.4(a).

“Required Information” has the meaning set forth in Section 4.7.

“Response Period” has the meaning set forth in Section 8.4(b).

“Restricted Period” has the meaning set forth in Section 5.3(c).

“Retained Claims” has the meaning set forth in Section 5.4(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Approval” has the meaning set forth in Section 2.3.

“Shareholder Notice” has the meaning set forth in Section 4.11(b).

“Shareholder Prepared Returns” has the meaning set forth in Section 5.2(b)(ii).

“Shareholder Representative” has the meaning set forth in the preamble.

“Shareholder Representative Deposit Amount” has the meaning set forth in Section 1.9(e).

“Shares” has the meaning set forth in the recitals.

“Significant Customers” has the meaning set forth in Section 2.10.

“Significant Suppliers” has the meaning set forth in Section 2.10.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by the first Person or by one or more of its respective Subsidiaries.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Target Net Working Capital” means Zero Dollars ($0).

“Tax” or “Taxes” means any federal, state, local or foreign net or gross income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, governmental fee or like assessment, together with any interest and penalties, additions to tax or additional amounts, whether disputed or not, imposed by any Governmental Authority.

“Tax Claim” has the meaning set forth in Section 5.2(f)(i).

“Tax Return” means any report, return, form, declaration, estimated return, claim for refund or information return or statement or other information, including any schedule or attachment thereto, and any amendments thereof, required or permitted to be supplied to a Taxing Authority in connection with Taxes.

“Taxing Authority” means any Governmental Authority responsible for the imposition of Taxes.

“TBOC” has the meaning set forth in the recitals.

“Threshold Amount” has the meaning set forth in Section 8.6(a).

“Termination Date” has the meaning set forth in Section 7.1(d).

“Third Party Claim” has the meaning set forth in Section 8.5(a).

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Subscription Agreements and all other exhibits hereto and all documents and certificates referenced herein to which any of the Parties is a party and which is required to be delivered hereunder.

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes payable by the Company that are attributable to any Participation Shares, Compensatory Stock for which a timely and valid election with the IRS under Section 83(b) of the Code has not been made or cash outs, bonuses, severance payments, success fees or other compensatory payments made in connection with the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 5.2(e).

“Treasury Regulations” means the income Tax Regulations promulgated under the Code.

“Unaudited Financial Statements” has the meaning set forth in Section 2.6(a).

“Unpaid Taxes” means any Taxes described in Section 4.12 and 4.13 that are unpaid as of the Closing Date.

“WARN Act” means the United States Worker Adjustment and Retraining Act, 29 U.S.C. §2101, et seq., and the rules and regulations promulgated thereunder from time to time.

“Warrantholder” means a holder of a Warrant.

“Warrants” has the meaning set forth in the recitals.

“Written Consent” has the meaning set forth in Section 4.11(b).